UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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12027681

333-185101

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

First Northwest Bancorp
Exact name of registrant as specified in charter

0001556727
Registrant CIK Number

Exhibit 99.5 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ____________, State of ____________, 20____.

(Registrant)

By:
(Name)

(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on November 21, 20 12, that the information set forth in this statement is true and complete.

By: [signature]
John F. Breyer, Jr.
Breyer & Associates PC
Special Counsel to First Northwest Bancorp
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Grant of Continuing Hardship Exemption

November 20, 2012

Applicant: John F. Breyer, Jr.

Company Name: First Northwest Bancorp

Form Type: S-1

Period:

Subject document[s]: Exhibit 99.5 to Form S-1 to be filed on or about November 21, 2012

We considered your continuing hardship exemption request submitted via EDGAR on November 16, 2012 (Accession no. 0000939057-12-000336) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the documents that are the subject of your request in paper as outlined in Rule 202(c) of Regulation S-T.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Jeffrey Thomas
Chief, Office of Information Technology
Division of Corporation Finance

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS EXHIBIT 99.5 TO THE REGISTRATION STATEMENT ON FORM S-1 IS BEING
FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION**

PRO FORMA VALUATION REPORT

FIRST NORTHWEST BANCORP
Port Angeles, Washington

PROPOSED HOLDING COMPANY FOR:
FIRST FEDERAL SAVINGS AND LOAN ASSOCIATION OF PORT ANGELES
Port Angeles, Washington

Dated As Of:
November 9, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201



Advisory | Planning | Valuation

November 9, 2012

Board of Directors
First Federal Savings and Loan Association of Port Angeles
105 West Eighth Street
Port Angeles, Washington 98362

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the plan of conversion described below. This Appraisal is furnished pursuant to the conversion regulations issued by the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB"), the Federal Deposit Insurance Corporation ("FDIC") and the Washington Department of Financial Institutions ("DFI") in the absence of separate written valuation guidelines. Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Conversion

The Board of Directors of First Federal Savings and Loan Association of Port Angeles, Port Angeles, Washington ("First Federal" or the "Bank") adopted a plan of conversion on May 22, 2012, which was subsequently amended on November 20, 2012. Pursuant to the plan of conversion, the Bank will convert from a state chartered mutual savings bank form of organization to a state chartered fully stock form and become a wholly owned subsidiary of First Northwest Bancorp ("First Northwest Bancorp" or the "Company") a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, First Northwest Bancorp will be a bank holding company and its primary regulator will be the Board of Governors of the Federal Reserve System (the "FRB").

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Stock Benefit Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering, syndicated offering, or in a separate firm commitment underwritten public offering. A portion of the net proceeds received from the sale of the common stock will be used to purchase all of the then to be issued and outstanding capital stock of First Federal and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

At this time, no other activities are contemplated for First Northwest Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, First Northwest Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

The plan of conversion provides for the establishm*ent* of a new charitable foundation, First Federal Community Foundation (the "Foundation"). The Foundation will be funded with First Northwest Bancorp common stock contributed by the Company and $400,000 cash in a total amount equal to 8.0% of the shares sold in the offering. The purpose of the Foundation is to provide financial support to charitable organizations in the communities in which First Federal operates and to enable those communities to share in the Bank's long-term growth. The Foundation will be dedicated completely to community activities and the promotion of charitable causes.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. For its appraisal services, RP Financial is being compensated on a fixed fee basis for the original appraisal and for any subsequent updates, and such fees are payable regardless of the valuation conclusion or the completion of the conversion offering transaction. We believe that we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing the Appraisal, we have reviewed First Northwest Bancorp's and the Bank's regulatory applications, including the prospectus as filed with the FRB, the DFI, the FDIC and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included due diligence related discussions with First Federal's management, Breyer and Associates PC, First Federal's conversion counsel; and Sandler O'Neill + Partners, L.P., which has been retained as the financial and marketing advisor in connection with the stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which First Federal operates and have assessed the Bank's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions, generally, and analyzed the potential impact of such developments on First Federal and the industry as a whole; to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of First Northwest Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Bank currently operates. We have compared First Federal's financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, including the market for new issues. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on First Federal's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Bank. The valuation considers First Federal only as a going concern and should not be considered as an indication of the Bank's liquidation or control value.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and the Company and for all thrifts and their holding companies. Changes in the local, state and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that First Federal intends to remain an independent institution and there are no current plans for selling control as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 9, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering and including the contribution to the Foundation is $75,200,000 at the midpoint, equal to 7,520,000 shares at $10.00 per share. The resulting range of value and pro forma shares are based on $10.00 per share and includes the contribution to the Foundation, which is set forth in the table on the following page. The Foundation will be funded with $400,000 in cash and the remainder in shares of common stock so that the total amount contributed is equal to 8% of the gross offering proceeds received by the Company in the offering.

Based on the pro forma valuation, the number of shares of common stock offered for sale will range from a minimum of 5,950,000 shares to a maximum of 8,050,000 shares, with a midpoint offering of 7,000,000 shares. Based on an offering price of $10.00 per share, the amount of the offering will range from a minimum of $59,500,000 to a maximum of $80,500,000 with a midpoint of $70,000,000. If market conditions warrant, the number of shares offered can be increased to an adjusted maximum of 9,257,500 shares (the "supermaximum") equal to an offering of $92,575,000 at the offering price of $10.00 per share.

First Northwest Bancorp
Standard Conversion Offering @ $70.0 Million Midpoint

	Total Shares	Offering Shares	Foundation Shares
Shares			
Supermaximum	9,958,100	9,257,500	700,600
Maximum	8,654,000	8,050,000	604,000
Midpoint	7,520,000	7,000,000	520,000
Minimum	6,386,000	5,950,000	436,000
Distribution of Shares			
Supermaximum	100.00%	92.96%	7.04%
Maximum	100.00%	93.02%	6.98%
Midpoint	100.00%	93.09%	6.91%
Minimum	100.00%	93.17%	6.83%
Aggregate Market Value(1)			
Supermaximum	$99,581,000	$92,575,000	$7,006,000
Maximum	86,540,000	80,500,000	6,040,000
Midpoint	75,200,000	70,000,000	5,200,000
Minimum	63,860,000	59,500,000	4,360,000

(1) Based on offering price of $10.00 per share.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of First Northwest Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable regulatory guidelines was based on the consolidated financial condition and operations of First Northwest

Bancorp as of or for the periods ended September 30, 2012, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of First Northwest Bancorp, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of First Northwest Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Managing Director

James J. Oren
Director

TABLE OF CONTENTS
First Federal Savings and Loan Association of Port Angeles
Port Angeles, Washington

DESCRIPTION	PAGE NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS	
Introduction	I.1
Plan of Conversion	I.2
Establishment of a Charitable Foundation	I.2
Strategic Overview	I.3
Balance Sheet Trends	I.4
Income and Expense Trends	I.9
Interest Rate Risk Management	I.13
Lending Activities and Strategy	I.15
Asset Quality	I.20
Funding Composition and Strategy	I.21
Subsidiaries	I.22
Legal Proceedings	I.22
CHAPTER TWO MARKET AREA ANALYSIS	
Introduction	II.1
National Economic Factors	II.2
Interest Rate Environment	II.5
Market Area Demographics	II.5
Local Economy	II.8
Employment Sectors	II.10
Unemployment Trends	II.11
Real Estate Trends	II.11
Market Area Deposit Characteristics	II.12
Market Area Deposit Competition	II.14
CHAPTER THREE PEER GROUP ANALYSIS	
Peer Group Selection	III.1
Financial Condition	III.7
Income and Expense Components	III.10
Loan Composition	III.13
Credit Risk	III.15
Interest Rate Risk	III.16
Summary	III.17

TABLE OF CONTENTS
First Federal Savings and Loan Association of Port Angeles
Port Angeles, Washington
(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS	
Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.2
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.6
4. Primary Market Area	IV.6
5. Dividends	IV.7
6. Liquidity of the Shares	IV.8
7. Marketing of the Issue	IV.8
A. The Public Market	IV.8
B. The New Issue Market	IV.14
C. The Acquisition Market	IV.17
8. Management	IV.17
9. Effect of Government Regulation and Regulatory Reform	IV.18
Summary of Adjustments	IV.18
Valuation Approaches	IV.18
1. Price-to-Earnings (“P/E”)	IV.20
2. Price-to-Book (“P/B”)	IV.21
3. Price-to-Assets (“P/A”)	IV.21
Comparison to Recent Offerings	IV.23
Valuation Conclusion	IV.23

LIST OF TABLES
First Federal Savings and Loan Association of Port Angeles
Port Angeles, Washington

TABLE NUMBER	*DESCRIPTION*	*PAGE*
1.1	Historical Balance Sheet Data	I.5
1.2	Historical Income Statements	I.10
2.1	Summary Demographic/Economic Information	II.6
2.2	Primary Market Area Employment Sectors	II.10
2.3	Market Area Unemployment Trends	II.11
2.4	Deposit Summary	II.13
2.5	Market Area Counties Deposit Competitors	II.15
3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.8
3.3	Inc as a % of Average Assets and Yields, Costs, Spreads	III.11
3.4	Loan Portfolio Composition and Related Information	III.14
3.5	Credit Risk Measures and Related Information	III.15
3.6	Interest Rate Risk Measures and Net Interest Income Volatility	III.16
4.1	Pricing Characteristics and After-Market Trends	IV.15
4.2	Market Pricing Comparatives	IV.16
4.3	Public Market Pricing	IV.22

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

First Federal Savings and Loan Association of Port Angeles ("First Federal" or the "Bank") is a state chartered mutual savings bank primarily serving the North Olympic Peninsula (the "Peninsula") region of Washington through nine full-service banking offices. The Bank conducts business through its headquarters office in Port Angeles, Washington and 8 full-service offices within Clallam, Jefferson, and Kitsap Counties of Washington. The Bank also maintains a loan production office ("LPO") in Whatcom County, Washington. A map of the Bank's branch network is shown in Exhibit I-1.

In addition to the traditional retail branches, the Bank delivers its banking products and services through alternative delivery methods including direct deposit, ATMs and debit and check card services, overdraft protection, telephone and Internet banking, remote deposit capture, and notary and merchant services, thereby providing its customers multiple channels to access their accounts. The Bank has served customers on the Peninsula since its founding in 1923.

The Bank's primary business activity consists of accepting deposit accounts from the general public and investing those deposits, together with funds generated from operations and borrowings in first lien 1-4 family residential mortgage loans, commercial and multi-family real estate loans, commercial business loans, residential construction and lot loans, and consumer loans, consisting primarily of home equity loans and lines of credit. The Bank also invests in securities, primarily mortgage-backed securities ("MBS") issued or guaranteed by U.S. government agencies, securities issued by government sponsored agencies and obligations of state and political subdivisions. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to comprehensive regulation, supervision and examination by the Washington Department of Financial Institutions ("DFI") and the FDIC.

First Federal operates as a community-oriented financial institution offering traditional financial services to consumers and businesses in the regional market area, thereby attracting deposits from the general public and using those funds, to originate loans to their customers and invest in securities. At September 30, 2012, the Bank had $781.8 million of total assets, $412.4 million in loans, $589.9 million of total deposits, and equity equal to $78.5 million, equal to 10.04% of total assets. At the same date, the Bank's tangible equity totaled $78.4 million, or 10.03% of assets, reflecting a minor adjustment for intangible assets of $14,000, which consisted of capitalized start up costs for a majority-owned subsidiary operation. For the twelve months ended September 30, 2012, the Bank reported a net loss equal to $1.11 million, resulting in a return on average assets equal to negative 0.14%. The Bank's audited financial statements are included by reference as Exhibit I-2 and key operating ratios are shown in Exhibit I-3.

Plan of Conversion

The Board of Directors of First Federal adopted a plan of conversion on May 22, 2012, which was subsequently amended on November 20, 2012. Pursuant to the plan of conversion, the Bank will convert from a state chartered mutual savings bank form of organization to a state chartered fully stock form and become a wholly owned subsidiary of First Northwest Bancorp ("First Northwest Bancorp" or the "Company") a newly formed Washington corporation. The Company will own all of the outstanding shares of the Bank. Following the completion of the offering, First Northwest Bancorp will be a bank holding company and its primary regulator will be the Board of Governors of the Federal Reserve System (the "FRB").

At this time, no other activities are contemplated for First Northwest Bancorp other than the ownership of the Bank, a loan to the newly-formed employee stock ownership plan ("ESOP") and reinvestment of the proceeds that are retained by the Company. In the future, First Northwest Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends to shareholders and/or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

Establishment of a Charitable Foundation

In order to continue and enhance the Bank's long-standing commitment to their local communities and historically strong community service, the Company intends to establish a charitable foundation, the First Federal Community Foundation (the "Foundation"), as a non-stock Washington corporation in connection with the conversion. The Company will fund the Foundation with $400,000 in cash and the remainder in shares of common stock so that the total amount contributed is equal to 8% of the gross offering proceeds received in the offering. The Foundation will make grants and donations to qualified charitable organizations and/or public entities in the communities in which First Federal maintains full-service branches. The Foundation will be established in 2013 and it is anticipated that the Foundation will distribute at least 5% of its net investment assets each year. The Foundation will allow the local communities to share in the anticipated future success of the Company through cash dividends payable on the common stock and potential appreciation of the value of the common stock, as well as enable the Company and its related entities to develop a unified charitable donation strategy.

Strategic Overview

First Federal originally began serving the Peninsula in 1923 under the name Lincoln Savings and Loan Association, as a Washington state chartered mutual savings and loan association. In 1934, the Bank converted to a federal charter and became known as First Federal Savings and Loan Association of Port Angeles. Over time, through de novo branching and internal growth, the Bank expanded the market area throughout the Peninsula, and currently serves Clallam, Jefferson, Kitsap and Whatcom Counties in Washington through a network of nine branch offices and one LPO. The newest full service branch is located in Kitsap County and was first opened as a new lending center in December 2011, which became a full-service branch in October 2012. In addition, in July 2012, the Bank opened the LPO in Bellingham, Washington in Whatcom County.

First Federal operates as a full-service community bank in the North Olympic Peninsula and the surrounding region. All of the Bank's products and services are focused on the lending and investment needs of the local retail and commercial customer base as well as households in the market area. First Federal's vision includes continuing as the premier community bank in the market area served. Based on the operating history and growth of the Bank since its founding, the Bank has established to a notable degree, its name recognition and overall reputation in the area. In addition, the Bank views itself as an integral part of the local communities served, and thus has historically strongly supported local entities through charitable contributions. Thus, the planned formation of the Foundation furthers this past operating perspective.

Historically, the Bank has operated as a traditional savings and loan association, attracting deposits and investing those funds primarily in residential mortgage loans and investment securities. During the past few years, recognizing the need to adapt to current and future changing market conditions, the Bank revised its operating strategy to diversify the loan portfolio, sell residential mortgage loans into the secondary market, expand deposit product offerings, and enhance infrastructure, both in terms of equipment and personnel to better position the Bank for growth. A new senior management team has been put into place over the past several years to direct the operations of the Bank.

Growth has been pursued through having a competitive product line of deposit accounts, positioning the Bank as a local community bank, and using local deposits and borrowings for reinvestment in earning assets. The growth in funding and reinvestment in investment securities has resulted in a gradual increase in assets and equity, with loan balances declining over the past five years. The Bank's conservative lending operations and the corresponding concentration in residential loan products has typically limited the level of delinquent loans. However, during the most recent economic recession, the Bank experienced an increase in non-performing assets ("NPAs"). The rise in NPAs combined with the Bank's emphasis in higher risk commercial lending has also led to an increase in ALLLs and corresponding increase in loan loss provisions, resulting in a reported net loss for the most recent twelve months.

The equity from the stock offering will increase the Bank's liquidity, leverage and growth capacity and the overall financial strength. First Federal's higher equity position resulting from the infusion of stock proceeds is anticipated to reduce interest rate risk through enhancing the interest-earning assets to interest-bearing liabilities ("IEA/IBL") ratio. The increased equity is expected to reduce overall funding costs for the asset base. The Bank will also be better positioned to pursue growth and revenue diversification. The projected use of proceeds is highlighted below.

- The Company. The Company is expected to retain an estimated 50% of the net conversion proceeds. At present, funds at the holding company level are expected to be initially invested primarily into short-term liquid investments, along with providing the funds for the employee stock ownership plan purchases. Over time, the funds may be utilized for various corporate purposes.
- The Bank. A majority of the net conversion proceeds will be infused into the Bank as cash and equity. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank is expected to be deposited as an interest-earning deposit, providing additional funds for reinvestment in earning assets.

Balance Sheet Trends

Table 1.1 presents the Bank's historical balance sheet data for the most recent five fiscal years and as of September 30, 2012. During this period, First Federal's total assets have increased at a 2.3% annual rate, with assets increasing steadily from fiscal 2008 through September 30, 2012 as a result of the Bank's efforts to achieve balance sheet growth and

Table 1.1
First Federal Savings and Loan Association of Port Angeles
Historical Balance Sheet Data

	As of June 30,										As of September 30,		06/30/08-09/30/12 Annual.
	2008		2009		2010		2011		2012		2012		Growth Rate
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$711,239	100.00%	$736,490	100.00%	$738,563	100.00%	$748,851	100.00%	$771,864	100.00%	$781,778	100.00%	2.25%
Loans Receivable (net) (2)	552,293	77.65%	527,630	71.64%	472,178	63.93%	424,462	56.68%	401,077	51.96%	412,353	52.75%	-6.64%
Cash and Equivalents	21,117	2.97%	32,748	4.45%	26,966	3.65%	35,751	4.77%	42,475	5.50%	36,525	4.67%	13.76%
Investment Securities (AFS)	49,461	6.95%	95,266	12.94%	163,270	22.11%	198,917	26.56%	218,163	28.26%	219,214	28.04%	41.95%
Investment Securities (HTM)	40,520	5.70%	33,369	4.53%	24,534	3.32%	37,081	4.95%	57,385	7.43%	60,702	7.76%	9.98%
FHLB Stock	10,819	1.52%	10,819	1.47%	10,819	1.46%	10,819	1.44%	10,819	1.40%	10,722	1.37%	-0.21%
Real Estate Owned/Repossessed Assets	6	0.00%	479	0.07%	2,073	0.28%	4,475	0.60%	2,864	0.37%	3,230	0.41%	NM
Mortgage Servicing Rights	2,512	0.35%	2,702	0.37%	2,813	0.38%	2,494	0.33%	1,873	0.24%	1,666	0.21%	-9.21%
BOLI	16,237	2.28%	15,420	2.09%	16,398	2.22%	16,950	2.26%	17,656	2.29%	17,804	2.28%	2.19%
Fixed Assets	14,343	2.02%	14,126	1.92%	13,395	1.81%	12,840	1.71%	12,200	1.58%	11,932	1.53%	-4.24%
Subsidiary Start Up Intangible	0	0.00%	0	0.00%	833	0.11%	517	0.07%	15	0.00%	14	0.00%	NM
Other Assets	3,931	0.55%	3,932	0.53%	5,285	0.72%	4,545	0.61%	7,337	0.95%	7,616	0.97%	16.84%
Deposits	$491,536	69.11%	$530,822	72.07%	$556,223	75.31%	$562,398	75.10%	$583,238	75.56%	$589,871	75.45%	4.38%
FHLB Advances, Notes Payable	137,906	19.39%	119,675	16.25%	99,993	13.54%	100,033	13.36%	100,033	12.96%	100,033	12.80%	-7.28%
Other Liabilities	9,707	1.36%	14,918	2.03%	9,699	1.31%	9,200	1.23%	11,293	1.46%	13,420	1.72%	7.92%
Equity	$72,091	10.14%	$71,075	9.65%	$72,648	9.84%	$77,220	10.31%	$77,300	10.01%	$78,454	10.04%	2.01%
Tangible Equity	$72,091	10.14%	$71,075	9.65%	$71,815	9.72%	$76,703	10.24%	$77,285	10.01%	$78,440	10.03%	2.01%
Accumulated other Comprehensive Gain/(Loss)	$121	0.02%	($1,665)	-0.23%	($94)	-0.01%	$583	0.08%	$2,623	0.34%	$3,142	0.40%	
Loans/Deposits		112.36%		99.40%		84.89%		75.47%		68.77%		69.91%	
Offices Open	9		9		9		8		9		9		

(1) Ratios are as a percent of ending assets.
(2) Includes loans held for sale.
Source: Audited and unaudited financial statements; RP Financial calculations.

leverage the equity base. The structure of the earning asset base has changed notably since fiscal 2008, with loans receivable, representing the majority of the asset base, decreasing at a 6.6% rate over the same time period. Loans receivable have declined by $139.9 million, or 25.3%, over the last four and a quarter years, primarily as a result of lower loan demand in the local market area (as a result of the economic recession), along with the impact of a strategy to sell longer term fixed rate loans into the secondary market. Funds obtained from the reduction in loans have been reinvested primarily into cash and investments, with investments primarily consisting of mortgage backed securities ("MBS"), small business administration ("SBA") bonds and municipal bonds.

Asset growth has been funded entirely with deposits, offset by reduction in borrowed funds. Deposits have steadily increased over fiscal 2008 to September 30, 2012 by 4.4% on an annual basis, while borrowed funds have declined at an annual rate of 7.3% over the same time period. The Bank's equity base has consistently remained in the range of 10.0% of assets, with the dollar amounts of equity increasing through fiscal 2011 due to profitable operations, and through September 30, 2012 due to increases in other comprehensive income associated with the investment portfolio, which offset the fiscal 2012 and the twelve months ended September 30, 2012 net losses. A small balance of intangible ($14,000 as of September 30, 2012), results in a slightly lower amount of tangible equity.

First Federal's loan portfolio totaled $412.4 million, or 52.8% of assets at September 30, 2012. The loan portfolio balance has been declining since fiscal 2008 due to lower loan demand and the Bank's mortgage banking activities, with the decline in loans partially offset by efforts to expand the Bank's commercial lending activities. The combination of the decline in loans receivable and primary dependence on deposits for funding resulted in the loan/deposit ratio decreasing from 112.36% at June 30, 2008 to 69.91% at September 30, 2012. First Federal's loan portfolio reflects the Bank's historical concentration in 1-4 family residential first and second position mortgage lending for portfolio, as these loans comprised 64.8% of total loans as of September 30, 2012. The Bank has been pursuing a diversification strategy and emphasizing growth in the commercial lending portfolio. As of September 30, 2012, commercial real estate loans (including multi-family loans) totaled $110.1 million (26.1% of loans) and commercial business loans totaled $9.2 million (2.2% of loans), together maintaining 28.3% of the loan portfolio, versus 9.6% of total loans as of June 30, 2008. The residential mortgage loan portfolio consists of both fixed and adjustable rate loans. The Bank originates both fixed and adjustable rate residential loan mortgage loans ("ARM") that are either sold in the secondary market or retained in the residential portfolio based on internal investment, credit and interest rate risk objectives. As a result of the strategy of selling longer-term fixed rate residential loans into the secondary market on a servicing retained basis, First Federal has built a portfolio of loans serviced for others equal to $277.8 million and capitalized such servicing in the amount of $1.7 million on the balance sheet as of September 30, 2012.

The intent of the Bank's cash and investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting First Federal's cash operating needs and credit, reinvestment, liquidity, and interest rate risk objectives. The level of cash and equivalents has typically remained in the range of 3% to 5% of assets, which has been sufficient for daily operational needs. As of September 30, 2012 the portfolio of cash and cash equivalents totaled $36.5 million, equal to 4.7% of assets.

The investment securities portfolio, which includes MBS, SBA bonds and municipal bonds, totaled $279.9 million or 35.8% of assets as of September 30, 2012. The majority of the portfolio, or $219.2 million was classified as available-for-sale ("AFS"), with a pre-tax gain of $4.8 million as of September 30, 2012, while the remaining balance of investment securities, or $60.7 million, were classified as held to maturity ("HTM"). Additionally, the Bank has an investment in FHLB stock of $10.7 million or 1.4% of assets. Investment in MBS represented $218.9 million, or 75% of total investment securities as of September 30, 2012. These investments are attractive to the Bank due to their low credit risk and assist in managing interest rate risk while providing for an enhanced yield over other short term investment vehicles. Essentially all of the MBS securities are agency-issued, although there is a small balance ($4.3 million) of corporate MBS. The investment in SBA bonds equaled $41.4 million as of September 30, 2012, or 14% of the investment portfolio. These bonds also provide similar benefits to the Bank as are obtained with MBS investments. The level of cash and investments is anticipated to increase initially following conversion, pending gradual redeployment into higher yielding loans. Details of the Bank's investment securities portfolio are presented in Exhibit I-4.

Over the time period shown in Table 1.1, the investment in fixed assets has declined from $14.3 million, or 2.02% of assets at June 30, 2008, to $11.9 million, or 1.53% of assets at September 30, 2012, as First Federal has maintained a relatively stable office network. The Bank owns eight of the nine branch office locations, leasing the newly opened branch in Poulsbo, Washington as well as the newly established LPO in Bellingham, Washington. The net book value in the headquarters office and all of the branch offices and LPO (including the value of land) totaled $9.0 million, or 1.2% of assets as of September 30, 2012. The newly established branch office in Poulsbo is an 883 square foot space (which became a full service branch in October 2012 and is scheduled to receive deposits by October 31, 2012) with a lease expiration date of January 31, 2014 and lease renewal for two successive three year terms. The LPO in Bellingham is a 340 square foot space (established in July 2012) with a lease term of six months from July 12, 2012 until January 31, 2013 and has no specific renewal terms.

Real estate owned ("REO") and repossessed assets totaled $3.2 million or 0.4% of assets at September 30, 2012, with single family first position residential real estate properties totaling $2.9 million, or 88% of the total. Other REO properties included balances of construction/land loans and a small balance of commercial real estate. The largest REO property had an aggregate book value of $869,000 and consisted of a single family residence in the Portland, Oregon metropolitan area. This loan was a part of a pool of loans purchased in 2006. Upon obtaining title to such properties, First Federal is able to market and resolve such assets.

As of September 30, 2012, First Federal held a balance of bank owned life insurance ("BOLI"), $17.8 million, which reflects growth since fiscal 2009 owing to increases in the cash surrender value of the policies. The balance of the BOLI reflects the value of life insurance contracts on selected members of the Bank's management and has been purchased with the intent to offset various benefit program expenses on a tax advantaged basis. The increase in the cash surrender value of the BOLI is recognized as an addition to other non-interest income on an annual basis.

Over the past four and a quarter years, First Federal's funding needs have been provided by retail deposits, borrowed funds, and retained earnings. Deposits have historically comprised the majority of funding liabilities, and increased at an annual rate of 4.4% since the end of fiscal 2008. Deposit growth in recent years has been primarily driven by transaction and savings account deposits, as the balance of CDs has declined. Borrowings serve as an alternative funding source for the Bank to address funding needs for growth and to support management of deposit costs and interest rate risk. From fiscal 2008 through September 30, 2012, borrowings decreased at an annual rate of 7.3% and totaled $100.0 million at September 30, 2012, comprised of $99.9 million in FHLB advances and a minimal amount of other borrowings.

The balance of equity increased over the past four and a quarter years as the Bank recorded cumulative profitability from fiscal 2008 to fiscal 2011, as well as an increase in the accumulated other comprehensive gain from the available for sale investment portfolio from fiscal 2008 to September 30, 2012. Reflecting the combination of the increase in equity and the increase in assets since fiscal 2008, the equity-to-assets ratio declined from 10.14% at fiscal year end 2008 to 10.04% at September 30, 2012. The Bank's tangible equity ratio has also declined as a result of the subsidiary intangible booked in fiscal 2010. The Bank maintained surpluses relative to all of its regulatory capital requirements at September 30, 2012. The pro forma return on equity ("ROE") is expected to initially decline following the conversion, given the increased equity position.

Income and Expense Trends

Table 1.2 presents the Bank's income and expense trends over the past five fiscal years and twelve months ended September 30, 2012. First Federal recorded consistently profitable operations from fiscal 2008 to fiscal 2011, ranging from a high of $3.9 million or 0.52% of average assets for fiscal 2011 to a low of $1,000, or 0.00% of average assets for fiscal 2010. The Bank reported a net loss in fiscal 2012 and for the twelve months ended September 30, 2012 primarily from increased provisioning for loan losses, increased expenses related to REO and repossessed assets, as well as a decline in net interest income.

The income statement has been affected by various non-operating income or expense items over the past five fiscal years and for the twelve months ended September 30, 2012, including such items as gains on the sale of loans and investment securities, other than temporary impairment ("OTTI") charges related to BOLI and investment securities, and a recovery on loan servicing expenses. Net interest income and operating expenses represent the primary components of the Bank's income statement. Other revenues for the Bank largely are derived from customer service fees and charges on the deposit base and lending operations. The level of loan loss provisions due to the prevailing economic trends has also affected the level of net income over the past five fiscal years, as well as for the twelve months ended September 30, 2012.

The Bank's net interest income to average assets ratio increased from a low of 2.53% for fiscal 2008 to a high of 3.35% for fiscal 2010, which declined to 2.53% for the twelve months ended September 30, 2012, reflecting market trends in interest rates over that time period, along with the impact of the Bank's operating strategies. The dollar amount of net interest income has declined since 2009 due to the depressed economic operating environment in the Bank's regional market area that has resulted in the substantial reduction in loans receivable on

Table 1.2
First Federal Savings and Loan Association of Port Angeles
Historical Income Statements

	For the Fiscal Year Ended June 30,										For the Twelve Months Ended September 30,	
	2008		2009		2010		2011		2012		2012	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$41,517	5.73%	$39,106	5.56%	$33,896	5.10%	$29,416	3.93%	$26,942	3.57%	$26,571	3.41%
Interest Expense	(23,218)	-3.21%	(16,823)	-2.39%	(11,681)	-1.76%	(8,258)	-1.10%	($7,140)	-0.95%	($6,831)	-0.88%
Net Interest Income	$18,299	2.53%	$22,283	3.17%	$22,215	3.35%	$21,158	2.82%	$19,802	2.63%	$19,740	2.53%
Provision for Loan Losses	(259)	-0.04%	(1,966)	-0.28%	(4,373)	-0.66%	(926)	-0.12%	($7,970)	-1.06%	($7,046)	-0.90%
Net Interest Income after Provisions	$18,039	2.49%	$20,317	2.89%	$17,842	2.69%	$20,232	2.70%	$11,832	1.57%	$12,694	1.63%
Other Income	$2,513	0.35%	$2,217	0.32%	$3,893	0.59%	$3,940	0.53%	$4,022	0.53%	$4,003	0.51%
Operating Expense	(19,145)	-2.64%	(20,906)	-2.97%	(21,886)	-3.30%	(19,765)	-2.64%	($20,991)	-2.78%	($21,074)	-2.70%
Net Operating Income	$1,408	0.19%	$1,628	0.23%	($151)	-0.02%	$4,407	0.59%	($5,137)	-0.68%	($4,377)	-0.56%
Gain(Loss) on Sale of Loans	$381	0.05%	$886	0.13%	$2,525	0.38%	$1,472	0.20%	$1,503	0.20%	$1,434	0.18%
Gain(Loss) on Sale of Investment Securities	$0	0.00%	$0	0.00%	$908	0.14%	$40	0.01%	$293	0.04%	$344	0.04%
FHLB Borrowings Prepayment Penalty	0	0.00%	(38)	-0.01%	(729)	-0.10%	0	0.00%	0	0.00%	0	0.00%
Recovery on Loan Servicing Expenses	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%	550	0.08%
Net Impairment Losses on Investment Secs	0	0.00%	(494)	-0.07%	(3,154)	-0.48%	(829)	-0.11%	(419)	-0.06%	(249)	-0.03%
OTTI on BOLI	0	0.00%	(874)	-0.12%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Total Non-Operating Income/(Expense)	$0	0.00%	($1,406)	-0.20%	($2,975)	-0.45%	($789)	-0.11%	($126)	-0.02%	$645	0.08%
Net Income Before Tax	$1,789	0.25%	$1,108	0.16%	($601)	-0.09%	$5,090	0.68%	($3,760)	-0.50%	($2,298)	-0.29%
Income Tax Provision (Benefit)	(268)	-0.04%	(335)	-0.05%	602	0.09%	(1,195)	-0.16%	1,800	0.24%	1,193	0.15%
Net Income (Loss)	$1,521	0.21%	$773	0.11%	$1	0.00%	$3,895	0.52%	($1,960)	-0.26%	($1,105)	-0.14%
Adjusted Earnings												
Net Income	$1,521	0.21%	$773	0.11%	$1	0.00%	$3,895	0.52%	($1,960)	-0.26%	($1,105)	-0.14%
Add(Deduct): Non-Operating Items	0	0.00%	1,406	0.20%	2,975	0.45%	789	0.11%	126	0.02%	(645)	-0.08%
Tax Effect (2)	0	0.00%	(478)	-0.07%	(1,012)	-0.15%	(268)	-0.04%	(43)	-0.01%	219	0.03%
Adjusted Earnings	$1,521	0.21%	$1,701	0.24%	$1,964	0.30%	$4,415	0.59%	($1,877)	-0.25%	($1,531)	-0.20%
Expense Coverage Ratio	95.58%		106.59%		101.50%		107.05%		94.34%		93.67%	
Efficiency Ratio	91.99%		85.33%		83.83%		78.75%		88.11%		88.76%	
Return on Equity	2.11%		1.09%		0.00%		5.17%		-2.52%		-1.41%	
Effective Tax Rate (Benefit)	14.98%		30.23%		100.11%		23.48%		47.87%		51.91%	

(1) Ratios are as a percent of average assets
(2) Assumes a 34% effective tax rate for federal & state income taxes.
Source: Audited & unaudited financial statements & RP Financial calculations

the balance sheet, along with the lower prevailing interest rate environment that has substantially reduced loan and investment yields. While deposit costs have fallen, reducing the interest expense ratio from 3.21% of average assets for fiscal 2008 to 0.88% of average assets for the twelve months ended September 30, 2012, the impact of lower interest rates and the decline in loans has been greater. For the twelve months ended September 30, 2012, net interest income totaled $19.7 million, or 2.53% of average assets. The Bank's interest rate spreads and yields and costs for the past three fiscal years and for the quarter ended September 30, 2012 are set forth in Exhibits I-3 and I-5.

Non-interest operating income (excluding non-operating items) has trended upward since fiscal 2008 in dollar terms and in relation to the growth in assets. The non-interest operating income ratio is dependent upon the level of banking activities, with fees and charges on loan and deposit accounts constituting the primary source of non-interest income for the Bank. First Federal also receives a level of income from dividends on the BOLI investment. While fee income related to lending activities has been somewhat limited, the increase in the dollar amount of non-interest income shown in Table 1.2 reflects in part increases in balances of deposit accounts, including core accounts which provide higher levels of fee income. For the twelve months ended September 30, 2012, non-interest income totaled $4.0 million, or 0.51% of average assets.

Operating expenses represent the other major component of the Bank's income statement, and ranged from a low of 2.64% of average assets for fiscal 2008 and fiscal 2011 to a high of 3.30% of average assets for fiscal 2010. Such expenses totaled $21.1 million, or 2.70% of average assets for the twelve months ended September 30, 2012. The fluctuations in the dollar amount of operating expenses since 2008 reflects the impact of recent operational strategies, including reductions in personnel, changes to the lending strategy, and the impact of non-performing assets. Since fiscal 2009, higher costs have been incurred related to REO from asset value write downs as a result of disposition strategies including short sales, along with ongoing costs of managing and maintaining REO properties. Compensation and benefits costs declined in fiscal 2011 as a result of significant staffing reductions completed in that year. Increases in expenses have been experienced in recent years in the areas of data processing and occupancy and equipment, in particular as the branch office network has been expanded. Upward pressure will be placed on the Bank's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans.

The trends in the net interest income and operating expense ratios since fiscal 2008 have caused the expense coverage ratio (net interest income divided by operating expenses) to range from a high of 107.1% in fiscal 2011 to a low of 93.7% for the most recent 12 month period ended September 30, 2012, which indicates that net interest income was not sufficient to cover the Bank's operating expenses, another factor in the Bank's reported net loss for the last twelve months. Similarly, First Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) has fluctuated since fiscal 2008, and was 88.8% during the twelve months ended September 30, 2012, a decline from a high of 92.0% in fiscal 2008. The increasing levels of net interest and non-interest income have been the primary reasons for the slight improvement in the efficiency ratio.

The levels of loan loss provisions incurred over the last five fiscal years, as well as over the last twelve months, have also impacted the Bank's operating results, reflecting the more challenging economic environment and the related impact on asset quality as the Bank experienced more loan delinquencies and defaults that resulted in an increase in loan charge-offs. During fiscal years 2008 through 2012 and for the twelve months ended September 30, 2012, the Bank's total loan loss provisions ranged from a low of $259,000 or 0.04% of average assets during fiscal 2008 to a high of $8.0 million or 1.06% of average assets for fiscal 2012. For the last twelve months ended September 30, 2012, total loan loss provisions remain high at $7.0 million, or 0.90% of average assets. The increase in provisions since 2008, resulted in an increase in the ALLL balance to $8.2 million as of September 30, 2012. Net loan charge-offs totaled $4.5 million for the twelve months ended September 30, 2012, a $1.9 million increase over the last eighteen months. As of September 30, 2012, ALLLs equaled 51.2% of non-performing loans ("NPLs"), 42.6% of non-performing assets, and 1.95% of total loans. Exhibit I-6 sets forth the Bank's allowance for loan loss activity during the past five years and the quarter ended September 30, 2012.

Non-operating items have had a relatively notable impact on the Bank's income statement over the past five and a quarter fiscal years and have consisted primarily of gains on the sale of investment securities and loans, as well as OTTI charges on investments. As shown in Table 1.2, the ongoing strategy of selling longer-term fixed rate residential loans into the secondary market has provided substantial fee income in the form of gains on the sale of loans. The Bank has also recognized significant levels of OTTI charges beginning in 2009, related to $6.0 million in collateralized debt obligations secured by pooled trust preferred securities that were purchased prior to 2007. These securities were sold during 2012. Separately, the Bank has periodically realized gains on the sale of investment securities; as such gains have been available in the declining interest rate environment of the past several years. During the twelve months ended September 30, 2012, First Federal reported a $1.4 million gain on sale of loans, a $344,000 gain on sale of investment securities, and a $550,000 recovery on loan servicing expenses, which were partially offset by OTTI charges on investment securities of $249,000. In prior years, the Bank reported one-time expenses due to the OTTI on BOLI in fiscal 2008, and charges related to the prepayment of FHLB advances in fiscal 2009 and 2010.

The Bank's income tax status has been impacted by the varying levels of income recorded over the past five and a quarter fiscal years and by the investment in BOLI. For fiscal years 2010 and fiscal 2012, as well as for the twelve months ended September 30, 2012, First Federal recorded tax benefits based on the negative to minimal earnings recorded by the Bank. For fiscal years 2008, 2009, and 2011, First Federal recorded tax expense based on recorded taxable income, which was adjusted for the tax-advantaged income noted above. The effective tax rates for the Bank ranged from 15.0% in fiscal 2008 to 100.1% in fiscal 2010 and 51.9% for the twelve months ended September 30, 2012. The effective tax rates for fiscal 2010 and 2012 are essentially not meaningful effective tax rates, due to the income tax benefit based on the minimal earnings or loss reported. The Bank's marginal effective statutory tax rate approximates 34%, and this is the rate utilized to calculate the net reinvestment benefit from the offering proceeds.

Interest Rate Risk Management

First Federal utilizes the services of a third party to analyze the impact of interest rate changes on the Bank's income statement. An analysis of the Bank's balance sheet in terms of reactions to increases in interest rates indicates that for interest rate increases of up to 200 basis points, net interest income will increase. For increases in interest rates above that level, net interest income is projected to decrease. First Federal also measures its interest rate risk exposure by use of an interest rate sensitivity analysis which measures interest rate risk by computing changes in the present value of the Bank's cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. The analysis provides the estimated changes in the present value of the Bank's equity or Net Portfolio Value ("NPV") under the assumed instantaneous changes in the U.S. treasury yield curve. Utilizing figures as of September 30, 2012, based on a 200 basis point instantaneous and sustained increase in interest rates, the analysis indicates that the Bank's NPV would decrease by 4.2% (see Exhibit I-7).

The Bank pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Bank manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consist primarily of shorter term commercial real estate and commercial business loans, along with adjustable rate home equity loans. The Bank also invests in short-term securities, which generally have lower yields compared to longer-term investments. On the liability side of the balance sheet the Bank has focused on increasing the balances of core deposit accounts, including checking, savings and money market accounts, all of which are deemed to be less interest rate sensitive than time deposits.

As of June 30, 2012, of the Bank's total loans due after June 30, 2013, adjustable rate loans comprised 36.7% of those loans (see Exhibit I-8). In addition, the Bank is actively selling the majority of all residential fixed-rate mortgages at the time of origination to the secondary market for interest rate risk management purposes. On the liability side of the balance sheet, management of interest rate risk has been pursued through maintaining a concentration of deposits in lower cost and less interest rate sensitive transaction and savings accounts and maintaining a base of interest-free equity. Transaction and savings accounts comprised 71.9% of the Bank's deposits at September 30, 2012. The infusion of stock proceeds will serve to further limit the Bank's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Bank's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

There are numerous limitations inherent in interest rate risk analyses such as the credit risk of Bank's loans pursuant to changing interest rates. Additionally, such analyses do not measure the impact of changing spread relationships, as interest rates among various asset and liability accounts rarely move in tandem, as the shape of the yield curve for various types of assets and liabilities is constantly changing in response to investor perceptions and economic events and circumstances.

Lending Activities and Strategy

Since it's founding in 1923 up to the last decade, First Federal conducted its lending operations as a traditional savings and loan association, attracting deposits and investing those funds primarily in long term fixed rate 1-4 family residential first mortgage loans to local residents of the geographic areas surrounding the office locations. During the past decade, the Bank has gradually diversified the lending function into commercial real estate and commercial business loans, while lessening the proportion of 1-4 family residential loans in portfolio. To a much lesser extent, the First Federal originates residential construction and lot loans, home equity loans, home equity lines of credit ("HELOCs") and consumer loans. Details of the Bank's loan portfolio composition are shown in Exhibit I-9 and Exhibit I-10.

Residential Real Estate First Mortgage Lending

As noted above, First Federal has historically engaged in the origination and retention in portfolio of first mortgage loans secured by traditional 1-4 family residential owner-occupied property. As of September 30, 2012, total 1-4 family residential mortgage loans equaled $225.0 million, or 53.2% of total loans, primarily consisting of fixed rate residential mortgage loans. Reflecting the Bank's recent loan diversification strategy, the balance of 1-4 family first mortgage loans has declined from a high of $368.2 million, or 66.3% of total loans as of June 30, 2008.

The Bank originates both fixed and adjustable-rate loans which can be sold in the secondary market or retained in the loan portfolio based on First Federal's interest rate risk, credit and earnings targets. Residential loans are underwritten to secondary market standards or to other acceptable standards for loans, which may not meet all of Freddie Mac and Fannie Mae eligibility requirements.

Fixed-rate residential mortgages are offered with amortization periods of between 10 to 30 years. Quoted loan yields are based on Freddie Mac secondary market rates as well as other internal and external economic considerations. ARM products with similar amortizations terms are also offered, with the interest rate usually fixed for an initial period, such as one to five years, with annual adjustments thereafter. Future interest rate adjustments are usually limited to increases or decreases of no more than 2% per adjustment and a cap of 5% to 6% above the initial interest rate over the life of the loan, with no borrower prepayment restrictions. ARM loans are typically retained in portfolio. The Bank does not offer ARMs with deep discount teaser rates, and as of September 30, 2012 the average interest rate on the ARM loans was approximately 64% over the fully indexed rate. As of September 30, 2012, the Bank reported $173.2 million of fixed rate one- to four-family residential mortgage loans and $51.7 million of ARM loans, or 77.0% and 23.0% of total residential mortgage loans in the loan portfolio.

In recent years First Federal has followed a strategy of originating and selling long-term fixed rate residential loans into the secondary market. This strategy has been pursued primarily for interest rate risk management purposes, given the historically low interest rate environment that has existed over the past several years. Since 2009, the Bank has generally sold most newly originated and refinanced, conforming single-family owner-occupied mortgage loans into the secondary market on a servicing retained basis. In 2012, after extended refinance activity, the Bank began selectively adding fixed-rate mortgages to the portfolio in an effort to enhance net interest income.

Residential loans are primarily generated through the Bank's in-house lending staff. All of the residential loans are evaluated at the time of origination using secondary market underwriting criteria. Most of the Bank's 1-4 family loans are originated with LTV ratios of up to 95%, with private mortgage insurance ("PMI") being required for loans in excess of an 80% LTV ratio. The Bank does not offer "interest only", "negative amortization", "Alt A", or subprime loans, all of which are loans with higher risk underwriting characteristics.

Home Equity/Home Equity Lines of Credit

Home equity loans and HELOCs are offered by First Federal as part of the residential lending activities and provide interest rate risk and yield enhancement benefits. First Federal offers such loans in the geographic footprint served by the branches, and currently these loans are sourced by the branch offices. This lending activity is expected to continue, recognizing the risk in this type of lending given that home values have declined. Home equity and HELOC loans totaled $48.6 million, or 11.5% of total loans as of September 30, 2012, a slight increase from $45.8 million, or 8.2% of loans as of June 30, 2008.

Home equity loans are made for, among other purposes, the improvement of residential properties, weatherization, and other consumer needs. The majority of these loans are secured by a second deed of trust on the residential property. These loans are originated as fixed rate, fixed term loans underwritten as amortizing loans with terms available up to a maximum loan amount of $250,000 with a 7 year repayment. HELOCs are currently originated with adjustable rates tied to the prime rate of interest with a maximum loan amount up to $50,000. A balloon payment for the balance is due at 15 years. The maximum combined LTV (first and second liens) for this product is limited to 70% of the appraised value.

First Federal offers a weatherization loan program guaranteed by either the City of Port Angeles or the Clallam County Public Utility District, with the purpose to promote energy conservation by weatherizing homes and providing a low interest rate program for consumers to achieve lower energy costs and tax rebates. These loans are one-year adjustable-rate loans indexed to LIBOR.

Construction and Land Loans

Historically, First Federal has pursued construction and land lending, which has been more limited since the economic downturn in 2008. As of September 30, 2012, construction and land loans totaled $18.0 million, or 4.3% of total loans, consisting of $16.4 million of land loans and $1.6 million of residential construction loans. Credit risk is managed by limiting lending activities within the primary market area as almost all of the construction and land portfolio is on the Peninsula. These loans are typically attractive due to the relatively short average duration and attractive yields.

The largest segment of the construction/land loan portfolio consists of land acquisition, development and construction ("ADC") loans, originated primarily to local contractors and developers for the purpose of holding and/or developing residential building sites and homes when market conditions warrant such activity. Such lending has been restricted since the economic downturn in 2008. Land loans are secured by a first lien on the property and carry a LTV ratio limited at 65% of the lower of the acquisition price or the appraised value. Development land loans are generally limited to a 75% LTV. These loans have been limited to projects within the Bank's primary market area. The Bank also originates individual lot loans secured by a first lien on the property to borrowers who are planning to build on the lot or who are holding the lot for investment purposes. Generally, these loans have a maximum LTV ratio of 75% for improved lands and 65% for unimproved land. The interest rate on these loans is fixed with a 20-year amortization and a five-year term.

Residential construction loans totaled $1.6 million as of September 30, 2012. The Bank has modified the construction loan product offerings to assist in interest rate risk management. Prior to 2010, First Federal offered an "all-in-one" residential-fixed-rate-custom construction loan product, which enabled the borrower to lock in the interest rate for the construction phase as well as for the permanent financing. This loan type created unacceptable interest rate risk during periods of interest rate volatility, and thus was replaced in 2010 with an adjustable-rate custom construction loan which, upon completion of the construction period, is generally retained in portfolio as an adjustable rate mortgage loan.

First Federal also offers construction loans for commercial real estate projects. These loans are typically secured by multi-family, apartment, retail, office/warehouse and office buildings. These loans are typically underwritten with minimum debt service coverage requirements of 1.30x or better, LTV limitations, pre-leasing requirements, construction cost over-run contingency reserves, interest and absorption period reserves, occupancy, capitalization rates and interest rate stress testing, as well as other underwriting criteria, all in order to limit credit risk of the portfolio.

Commercial and Multi-Family Real Estate Lending

As noted previously, a key lending strategy for First Federal is the expansion of commercial real estate lending activities, including lending on multi-family income producing properties. Most of the multi-family loans are secured by property in the regional market area. At September 30, 2012, $110.1 million or 26.1% of the Bank's total loan portfolio was secured by commercial and multi-family real estate property, respectively. First Federal offers both fixed-and adjustable-rate loans on commercial and multi-family real estate loans. These loans are secured by a wide variety of commercial properties located in the Bank's primary market areas, including hotels and motels, office/warehouse, retail strip centers, self-storage facilities, medical and professional office buildings, combination gas stations and convenience stores, and assisted living facilities located within the Bank's market areas. These loans generally have terms to maturity from three to ten years with amortization terms up to 25 years.

Adjustable rate commercial and multi-family real estate loans generally adjust after an initial period ranging from three to five years and are generally priced to market indexes with appropriate margins, which may include the a US treasury rate, LIBOR, or another acceptable index. As of September 30, 2012, the Bank had $15.0 million in adjustable rate multi-family loans and $42.9 million in adjustable rate commercial real estate loans.

Beginning in 2012, First Federal began originating loans with pre-payment penalties on loans. The maximum LTV ratio for commercial and multi-family real estate loans is typically limited to 80% of appraised value or a debt service ratio of 1.30x. Independent appraisals are required on all loans secured by commercial real estate collateral from an approved appraisers list and require most of the commercial and multi-family real estate loan borrowers to submit annual financial statements and/or rent rolls. The Bank's largest single commercial and multi-family borrowing relationship at September 30, 2012, totaled $8.2 million, is collateralized by commercial real estate, and consists of four loans. All such loans with this borrower were performing as of September 30, 2012.

Consumer Lending

First Federal offers a variety of consumer loans, including new and pre-owned automobile loans, and other miscellaneous vehicles (recreational vehicles or RVs, travel trailers and motorcycles) and personal lines of credit, which totaled $11.2 million as of September 30, 2012 (2.7% of total loans). The Bank offers such loans as they tend to have shorter maturities and higher interest rates than mortgage loans. Automobile loans (both direct and indirect), are originated by the Bank as an additional loan product for customers. Such loans are originated on both new and used vehicles for terms of up to 84 months. The Bank maintains lending relationships with two automotive dealerships in the local market area. The Bank has also engaged a third-party vendor with a well-known, web-based program that allows consumers living in Washington, Idaho, and Oregon to apply online for auto refinances.

Commercial Business Lending

Reflecting the emphasis on commercial lending, First Federal is also active in originations of non-mortgage commercial loans. The Bank originates commercial business loans to local or regional, small- to medium-sized, privately-held companies that operate in their market area, which include lines of credit, term loans, and letters of credit. These loans are typically secured by business assets and utilized for working capital, equipment financing or business investments. Most commercial customers are required to have a depository relationship with First Federal. As of September 30, 2012, the Bank had $9.2 million of commercial business loans in portfolio, equal to 2.2% of total loans. This represents an increase from $8.1 million, or 1.5% of loans as of June 30, 2008.

Commercial business loans usually have shorter maturity terms and higher interest rates than real estate loans, but typically involve more credit risk because of the type and nature of the collateral. Personal guarantees are usually obtained on these loans. Loan terms can vary from one to seven years with rates tied to an index.

Exhibit I-11 provides a summary of the Bank's lending activities since fiscal 2010. Lending volumes have fluctuated over this time period, with total originations ranging from a high of $122.9 million during fiscal 2010 to $92.6 million for fiscal 2011. Over the last twelve months ended September 30, 2012, the Bank has originated $137.3 million of loans. Residential fixed rate loans have accounted for the largest portion of loan volumes (average of $73.79 million of total originations for the last three and a quarter fiscal years), followed by commercial real estate/multi-family and commercial business loans. Only minimal purchases of loans have been completed since fiscal 2010, consisting of both commercial real estate loans (fiscal 2010) and home equity loans (fiscal 2012). As indicated previously, sales of fixed rate residential loans have been a primary operating strategy, and such loan sales have ranged from a high of $102.6 million, or 83.5% of total loan originations for fiscal 2010 to a low of $53.9 million, or 58.1% of total loan originations for fiscal 2011. For the twelve months ended September 30, 2012, loan sales totaled $57.9 million, or 42.1% of total loan originations.

Asset Quality

First Federal's lending operations include originations of construction/land, commercial real estate and multi-family, commercial business, and consumer loans for portfolio, all of which carry a higher risk profile than traditional 1-4 family mortgage lending. Beginning in fiscal 2009 the Bank began to experience higher levels of non-performing assets ("NPAs"). NPAs, inclusive of accruing loans past due 90 days or more, REO and repossessed assets, and performing troubled debt restructurings ("TDRs") totaled $19.3 million as of September 30, 2012, decreasing by $7.1 million from a high of $26.4 million as of June 30, 2010. As of September 30, 2012, the Bank reported $11.1 million of non-accruing loans, a zero balance of accruing loans past due 90 days or more, REO and repossessed assets of $3.2 million, and performing TDRs of $5.0 million, equal to 2.47% of assets at September 30, 2012. As of September 30, 2012, 47.7% of non-accrual loans were related to commercial real estate and the performing TDRs were mainly 1-4 residential real estate and commercial real estate loans. Exhibit I-12 presents a history of NPAs for the Bank since fiscal 2008.

To track the Bank's asset quality and the adequacy of valuation allowances, First Federal has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed regularly by senior management and the Chief Credit Officer assesses the allowance for loan losses on a monthly basis and reports to the Board no less than quarterly. Pursuant to these procedures, when needed, the Bank establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of September 30, 2012, the Bank maintained reserves of $8.2 million, equal to 1.95% of total loans and 42.6% of NPAs.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Bank's interest bearing liabilities, although the Bank has historically utilized borrowings as a supplemental funding source. Deposits increased from fiscal 2008 to September 30, 2012 at an annual rate of 4.4%, while borrowed funds declined by 7.3% annually over the same time period. The increase in deposits, more recently, was the result of the Bank's marketing of transactional accounts to the customer base as part of a continued focus on core deposits.

The Bank relies on marketing activities, convenience, customer service, and the availability of a broad range of deposit products and services to attract and retain customer deposits. At September 30, 2012 deposits equaled $589.9 million, or 75.5% of total assets. Exhibit I-13 sets forth the Bank's deposit composition for the past three and a quarter fiscal years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at September 30, 2012. Transaction and savings accounts constitute the largest portion of the Bank's deposit base, totaling 71.9% of deposits as of September 30, 2012 versus 63.4% of deposits for fiscal year 2010. Core deposits, including interest-bearing and noninterest-bearing transaction, money market and savings accounts, increased over the past three and a quarter fiscal years both in balance and as a percent of total deposits (savings accounts remained relatively unchanged as a percent of deposits), reflecting management's emphasis on growing core accounts and the continued impact of the customer base concern for safety and liquidity as well as the historically low-rate environment.

Transaction and savings account deposits totaled $424.0 million, or 71.9% of total deposits as of September 30, 2012, versus $352.4 million, or 63.4% of total deposits for fiscal 2010. The remaining balance of the Bank's deposits consists of CDs, which totaled $165.9 million or 28.1% of total deposits as of September 30, 2012, a decrease from $203.8 million or 36.6% of total deposits for fiscal 2010. First Federal's current CD composition reflects a concentration of short-term CDs, where 63.4% of the CDs were scheduled to mature in one year or less from September 30, 2012. As of the same date, jumbo CDs (balances of $100,000 or more) amounted to $73.0 million, or 44.0% of total CDs. The Bank did not have any brokered deposits at September 30, 2012.

Borrowed funds comprise the remainder of the Bank's funding liabilities. Borrowed funds, primarily consisting of FHLB advances have been the primary source of funds outside of deposits and totaled $100.0 million, representing 12.8% of total assets as of September 30, 2012, as shown in Exhibit I-15. The Bank's outstanding FHLB advances totaled $99.9 million as of September 30, 2012 and have a weighted average interest rate of 4.22%. The remaining balance of borrowed funds is related to a promissory note of $109,000 with a weighted average rate of 4.50%, associated with a nonprofit corporation. In addition, First Federal maintains a committed credit facility with the FHLB and had collateral pledged that would support additional borrowing capacity of $60.1 million at September 30, 2012.

The Bank anticipates utilizing borrowings as a supplemental funding source in the future, generally for the same purposes. The Bank's overall preference is to utilize deposits to fund operations with the objective of building customer relationships and increasing cross-sell potential and fee income.

Subsidiaries

First Federal has one subsidiary, North Olympic Peninsula Services, Inc. ("NOPS"), which is wholly-owned and has been inactive for approximately nine years. The Bank's initial capital investment in NOPS was $500,000 and as of September 30, 2012, the Bank had not made any subsequent investment.

Additionally, in 2008, First Federal partnered with Craft3, Inc., a Washington nonprofit corporation, to form two limited liability companies for the purpose of participating in the new markets tax credit program ("NMTC"). Through these companies, First Federal originated a loan to the Downtown Ambulatory Health Center, LLC for construction of a medical facility in Port Angeles, Washington. First Federal will participate in the NMTC program over a seven year period and realize $1.9 million in tax credits. Based on the terms of the tax program, First Federal will receive a $4.6 million reimbursement for its debt and equity contributions and the $300,000 deficiency between the amount of the investment and the amount of the reimbursement is being amortized over the new markets tax period.

Legal Proceedings

The Bank is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Bank.

II. MARKET AREA ANALYSIS

Introduction

Established in 1923, the Bank is headquartered in the town of Port Angeles, Washington and serves the North Olympic Peninsula region of Washington through a total of nine full service branch offices and one loan production office. The main administrative office and six branch offices are located in Clallam County, while one branch is located in Jefferson County and the newest full-service branch is located in Kitsap County. The Kitsap County branch in Poulsbo, Washington was initially opened in December 2011 as a new lending center, which became a full-service branch in October 2012. The Bank also maintains an LPO in Bellingham, Whatcom County, Washington. This office provides access to a far greater population base, and reflects the Bank's strategy to open additional retail service facilities in more populated areas.


Whatcom
Bow
Skagit
Mt Vernon
Saanich
Victoria
Metchosin
Anacortes
Fuca
Oak Harbor
Arlington
Crescent
Clallam
Forks
Port Townsend
Marysville
Snohomish
Everett
Discovery Bay
Edmonds
Gold Bar
Olympic National Park
Shoreline
Jefferson
Poulsbo
Seattle
Bellevue
Kitsap
Bremerton
Renton
North Bend
King
Shorewood
Kent
Mason
Des Moines
Covington
Tacoma
Humptulips
Shelton
University Place
Lakewood
Grays
Harbor
Parkland
Olympia
Elma
Aberdeen
Ocean Shores
Lacey
Pierce
Thurston
Westport
Rochester
Centralia
Lewis
Chehalis
Morton

A map showing the Bank's office coverage is set forth on the previous page (with the exception of the newest branch in Kitsap County) and details regarding the Bank's offices are set forth in Exhibit II-1. The Bank's depository market area is concentrated in western Washington on the North Olympic Peninsula, directly across the Puget Sound from the Seattle-Tacoma-Bellevue, WA Metropolitan Statistical Area ("Seattle MSA"). The Bank primarily serves the North Olympic Peninsula region of Washington through their nine branch office network located within Clallam, Jefferson, and Kitsap Counties. Clallam County is situated on the northern portion of the Peninsula, an area best known for its natural resources, beautiful terrain, and geographic landmarks. The Bank maintains seven branches in Clallam County, including its home office and three branch offices in Port Angeles, two branches in Sequim, and one branch office in Forks, Washington. Just south of Clallam County is Jefferson County where the Bank maintains a branch office in Port Townsend. Kitsap County, where the Bank's Poulsbo branch has been established, is located to the east of Jefferson County and is connected to the eastern shore of Puget Sound. The recently opened Whatcom County LPO in Bellingham provides access to the western shore of Puget Sound, and a county with a population in excess of 200,000. This expansion is seen as a key strategic need of the Bank in order to achieve long-term growth objectives.

The broader economy of the Peninsula is historically rooted in goods producing sectors, which has shifted more towards the services sector, including increasing employment in health care, tourism, and professional and business service industries. The government sector and wholesale/retail trade also play a prominent role in the regional economy. The regional banking environment is highly competitive, and includes a wide range of thrifts, commercial banks, credit unions and other financial services companies, some of which have a national presence.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Bank, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area, and the relative impact on value.

National Economic Factors

The business potential of a financial institution is partially dependent on the future operating environment and growth opportunities for the banking industry and the economy as a whole. The national economy experienced a severe downturn during 2008 and 2009, as the fallout of the financial crisis caused the broader economy to falter, with most significant indicators of economic activity declining by substantial amounts. The economic recession was the deepest since the great depression of the 1930s. Approximately 8 million jobs were lost as consumers cut back on spending, leading to weak performance in most economic sectors. Total personal wealth declined notably with real estate being particularly impacted, as evidenced by a drop in real estate values within many regions. As measured by the nation's gross domestic product ("GDP"), the recession officially ended in the fourth quarter of 2009, after the national GDP expanded for two consecutive quarters (1.7% annualized growth in the third quarter of 2009 and 3.8% annualized growth in fourth quarter of 2009). The economic expansion has continued since that date, with GDP growth of 2.8% for calendar year 2010, 1.6% for calendar year 2011, and 2.0% and 1.5% for the first and second calendar quarters of 2012. Notably, a large portion of GDP growth during 2009 through 2011 was generated through federal stimulus programs, bringing into question the sustainability of the recovery without government support. Moreover, the rate of expansion was insufficient to make significant progress in reducing the stubbornly high unemployment rate.

The economic recession caused the inflation rate to diminish during 2009. Inflation averaged 3.85% for all of 2008, while nominal deflation was reported in 2009. There was a decline in prices during eight of the 12 months during 2009. Reflecting a measure of recovery of the economy, the national annualized inflation rate was 1.64% for 2010 and a higher 3.16% for 2011. For the first nine months of 2012, the national inflation rate averaged 2.13%. The national unemployment rate equaled 7.9% as of October 2012, a decline from 8.5% as of December 2011, but still high compared to recent historical levels. There remains significant uncertainty about the near term future, particularly in terms of the speed at which the economy will recover, the impact of the housing crisis on longer term economic growth, and the near-term future performance of the real estate industry, including both residential and commercial real estate prices, all of which have the potential to impact future economic growth. The current and projected size of government spending and deficits also has the ability to impact the longer-term economic performance of the country.

The major stock exchange indices have reflected moderate improvement over the last 12 months. As an indication of the changes in the nation's stock markets over the last 12 months, as of November 9, 2012, the Dow Jones Industrial Average closed at 12,815.39, an increase of 8.8% from November 9, 2011, while the NASDAQ Composite Index stood at

2,904.87, an increase of 10.8% over the same time period. The Standard & Poors 500 Index totaled 1,379.85 as of November 9, 2012, an increase of 12.3% from November 9, 2011.

Regarding factors that most directly impact the banking and financial services industries, in the past year the number of housing foreclosures have reached historical highs, median home values remained well below historical highs in many areas of the country, and the housing construction industry has been severely limited. These factors have led to substantial losses at many financial institutions, and subsequent financial institution failures. Despite efforts by the federal and state governments to limit the impact of the housing crisis, there remain concerns about a "double-dip" housing recession, whereby another wave of foreclosures occurs.

Based on the consensus outlook of approximately 50 economists surveyed by The Wall Street Journal in October 2012, economic growth is expected to improve from an annualized growth rate of 1.5% in the second quarter of 2012 to 2.9% in 2014. Most of the economists expect that the unemployment rate will decrease from the second quarter of 2012 through 2014, but the pace of job growth will only serve to bring the unemployment rate down slowly. On average, the economists expect that the unemployment rate will be 7.1% by the end of 2014, with the economy adding around 147,000 jobs a month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until 2014, at the very earliest, and the yield on the 10-year Treasury would increase to 3.15% by the end of 2014. The economists also forecasted home prices would increase by 3.3% in 2012 and 3.3% in 2013, as measured by the Federal Housing Finance Agency index. Housing starts were forecasted to increase modestly through 2013, but remain at historically depressed levels.

The October 2012 housing forecast from the Mortgage Bankers Association (the "MBA") was for existing home sales to increase by approximately 2.8% in 2013 and 7.6% in 2014 from 2012 levels and new home sales were expected to increase by 8.3% in 2013 and 23.1% in 2014 from 2012 levels. The MBA forecast showed increases in the median sale price for new and existing homes through 2014. Total mortgage production is forecasted to be down in 2013 and 2014 to $1.3 trillion and $1.1 trillion compared to $1.7 trillion in 2012. The reduction in 2013 and 2014 originations is largely due to a 36% and 69% reduction in refinancing volume (from 2012 levels), with refinancing volume forecasted to total $758 billion and $363 billion in 2013 and 2014. Comparatively, house purchase mortgage originations are predicted to increase by 16% and 18% in 2013 and 2014 (from 2012 levels), with purchase lending forecasted to total $585 billion and $690 billion in 2013 and 2014.

Interest Rate Environment

Reflecting a strengthening economy which could lead to inflation, the Fed increased interest rates a total of 17 times from 2004 to 2006, with the Federal Funds rate and discount rate peaking at 5.25% and 6.25% in 2006. The Fed then held these two interest rates steady until mid-2007, at which time the downturn in the economy was evident, and the Fed began reacting to the increasingly negative economic news. Beginning in August 2007 and through December 2008, the Fed decreased market interest rates a total of 12 times in an effort to stimulate the economy.

As of January 2009, the Discount Rate had been lowered to 0.50%, and the Federal Funds rate target was 0.00% to 0.25%. This low interest rate environment has been maintained through the appraisal date, as part of a strategy to stimulate the economy by keeping both personal and business borrowing costs as low as possible. The strategy has achieved its goals, as key borrowing cost indices for residential housing and the Prime Rate are at their historical lows. Additionally, at the October 24, 2012, Federal Open Market Committee ("FOMC") meeting, the FOMC decided to continue its program of purchasing agency MBS at a pace of $40 billion per month and will continue through the end of the year its program to extend the average maturity of its securities holdings. The FOMC is maintaining its policy of reinvesting principal and these actions together will increase its holdings of longer-term securities by about $85 billion each month through the end of the year and is expected to continue to place downward pressure on longer-term interest rates. Key borrowing cost indices for residential housing and the Prime Rate are at historical lows. As of November 9, 2012, one- and ten-year U.S. government bonds were yielding 0.18% and 1.61%, respectively, compared to 0.10% and 2.00%, respectively, as of November 9, 2011. The FOMC anticipates exceptionally low federal funds rates through late-2014. Data on historical interest rate trends is presented in Exhibit II-2.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, and median household income, provide key insights into the characteristics of the Bank's market area. Trends in these key measures are summarized by the data presented in Table 2.1 from 2010 to 2011 and projected through 2016, with additional detail shown in Exhibit II-3. Data for the nation and Washington is included for comparative purposes. The size and scope of the market area is evidenced by the demographic data, which shows that as of 2011 the total population of the market area was 556,000, approximately 8.2% of the state

Table 2.1
First Federal Savings and Loan Association of Port Angeles
Summary Demographic/Economic Information

	Year			Growth Rate	Growth Rate
	2010	2011	2016	2010-2011 (%)	2011-2016 (%)
Population(000)					
United States	308,746	310,704	321,315	0.6%	0.7%
Washington	6,725	6,798	7,175	1.1%	1.1%
Clallam County	71	71	73	0.0%	0.5%
Jefferson County	30	30	31	0.1%	0.7%
Kitsap County	251	252	259	0.5%	0.6%
Whatcom County	201	203	217	1.0%	1.3%
Households(000)					
United States	116,716	117,458	121,713	0.6%	0.7%
Washington	2,620	2,649	2,804	1.1%	1.1%
Clallam County	31	31	32	0.0%	0.7%
Jefferson County	14	14	15	0.1%	1.0%
Kitsap County	97	98	102	0.5%	0.8%
Whatcom County	80	81	88	1.0%	1.5%
Median Household Income($)					
United States	NA	$50,227	$57,536	NA	2.8%
Washington	NA	55,260	65,660	NA	3.5%
Clallam County	NA	41,245	47,982	NA	3.1%
Jefferson County	NA	44,074	51,704	NA	3.2%
Kitsap County	NA	56,578	67,635	NA	3.6%
Whatcom County	NA	48,726	57,831	NA	3.5%
Per Capita Income($)					
United States	NA	$26,391	$30,027	NA	2.6%
Washington	NA	28,624	32,801	NA	2.8%
Clallam County	NA	23,850	26,461	NA	2.1%
Jefferson County	NA	27,937	30,884	NA	2.0%
Kitsap County	NA	29,012	33,401	NA	2.9%
Whatcom County	NA	26,198	30,608	NA	3.2%

2011 HH Income Dist.(%)	<$25,000	$25,001-$50,000	$50,001 $100,000	>$100,000+
United States	24.7%	25.1%	30.4%	19.9%
Washington	20.5%	24.0%	32.9%	22.7%
Clallam County	29.4%	28.6%	31.3%	10.8%
Jefferson County	26.3%	29.0%	30.4%	14.4%
Kitsap County	18.8%	23.8%	35.1%	22.3%
Whatcom County	24.9%	26.0%	32.1%	17.0%

2011 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55+ Yrs.
United States	19.7%	27.5%	27.7%	25.2%
Washington	19.3%	27.6%	28.0%	25.0%
Clallam County	14.7%	20.5%	23.5%	41.4%
Jefferson County	11.8%	15.9%	23.9%	48.3%
Kitsap County	18.2%	26.8%	27.4%	27.7%
Whatcom County	17.1%	31.0%	25.3%	26.6%

Source: SNL Financial, LC.

population. However, a majority of this population base (252,000, or 45%), is located in Kitsap County or Whatcom County (203,000, or 37%), areas that First Federal has only recently established a presence. Since the population base is concentrated in Kitsap and Whatcom Counties, most of the Bank's offices, deposits and operations are in a relatively rural market area. To enable desired growth, First Federal's strategic plan contemplates near-term branch expansion into the contiguous counties of Whatcom, Skagit, Island, Snohomish, and San Juan, Washington, while considering acquisitions of other financial institutions located in the Western United States.

As of 2011, the population in the Bank's primary market area counties ranged from 30,000 in Jefferson County to 252,000 in Kitsap County, while the population of Clallam County was 71,000. From 2010 to 2011, all of the market area counties reported population growth rates below the state and national growth rates of 1.1% and 0.6%, with the exception of Whatcom County, which reported the highest growth rate of 1.0%. Clallam County reported relatively no change in population, while Jefferson County reported minimal growth in population over the year. Annual population growth over the next five years is projected to grow at a faster pace of 0.5%, 0.7%, 0.6% and 1.3%, respectively for Clallam, Jefferson, Kitsap and Whatcom Counties, with Whatcom County growing at a slightly faster pace than projected for the state. Growth in households mirrored the population growth rates from 2010 to 2011, and all of the market area counties are projected to grow at a faster pace over the next five years. Specifically, the number of households in Clallam, Jefferson, Kitsap and Whatcom Counties are projected to increase at 0.7%, 1.0%, 0.8% and 1.5% annual rates, respectively, over the next five years.

Age distribution information in Table 2.1 illustrates that the Bank's market area of both Clallam and Jefferson Counties contain a very high level of residents with ages above 55 years of 41.4% and 48.3% versus 25.0% of the state and 25.2% nationally. Alternatively, Kitsap and Whatcom Counties reported 27.7% and 26.6% of residents, respectively with ages above 55 years, which was only slightly higher than the state and nationwide levels. A large number of residents have retired to the Clallam and Jefferson County region, drawn by the lower cost of living, the attractive lifestyle of the ocean and mountains nearby, and temperate weather conditions. The town of Sequim, Washington within Clallam County is recognized as the "retirement retreat of the region" and has also been recognized as one of the top retirement communities in the nation.

Table 2.1 also includes income data for the Bank's market area. The 2011 median household income and per capita income levels in Clallam, Jefferson and Whatcom Counties were generally less than the state and national averages, while Kitsap County reported income levels above the state and national aggregates, due to its more urban nature and closer access to the city of Seattle. Kitsap County has four ferry terminals and has the highest percentage in the nation of ferry commuters in its work force. Median household and per capital income growth over the next five years is projected to be highest in Kitsap County and Whatcom County, above both national and state projections, while Clallam and Jefferson Counties are expected to record income growth at somewhat lower levels. Household income distribution patterns further imply Clallam and Jefferson County's lower income levels as well as Kitsap and Whatcom County's higher income levels as approximately 58.0%, 55.3%, 42.6% and 50.9% of the households in those areas had income levels of $50,000 or less annually in 2011, while the ratio was 44.5% for Washington and 49.8% for the national average.

Local Economy

The geographic make-up of the Bank's market area in Clallam County has created an employment base traditionally concentrated in the marine and forestry/forest resources sectors. As demand has declined for some of the goods-producing and agricultural products in the county, positions in leisure and tourism have grown in their place. Other new industries have moved into the county in the past decade, as advanced composites manufacturing has been established in and around the Port Angeles area, providing manufactured parts to the aerospace and marine industries. However, limited growth in the regional economy, in part due to the impact of the nationwide recession of 2008-2009 and the ongoing weakness in the housing sector, continues to impact the business potential of financial institutions such as First Federal.

The labor market continues to develop, benefiting from the region's national resources, as Port Angeles and Forks host a variety of innovative industrial water (marine) and wood (forest resources) companies. As mentioned earlier, Clallam County is also home to the city of Sequim, a popular destination for retirement in the state of Washington. In addition, the previously mentioned retirement-aged population has provided the need for additional resources in the areas of health care and elderly services. The largest employers in Clallam County include the Olympic Medical Center (1,062 employees), Peninsula College (544 employees), the Port Angeles School District (505 employees), Clallam County Government (466 employees), Seven Cedars Casino (435 employees), the Clallam Bay Corrections Center (430 employees), Westport Shipyard (416 employees), Wal-Mart (390 employees), Safeway (360 employees), and the US Coast Guard (350 employees).

The economy of Jefferson County is comprised of both an industrial and an agricultural base. Industrially, the county's history, climate and terrain support healthy forest products and maritime sectors, including lumber, fish processing, ship repair and maintenance, as well as ship and boatbuilding. The agricultural base encompasses tree farms for logging, aquaculture and a flourishing organic farming sector. Tourism also provides revenue streams to the county. Port Townsend is the largest and only incorporated community in Jefferson County. It is the county seat and serves as the major commercial center of the area. It is home to the county's largest manufacturing employer, Port Townsend Paper Corporation. There are also three major industrial parks in Port Townsend; the Port of Port Townsend's Marine Industrial Park, the private Port Townsend Business Park and Glen Cove Industrial Area. Additional primary employers in the area are Jefferson Healthcare, Jefferson School District, the Port Authority of Port Townsend and related marine trade, and the Jefferson County government.

The Bank's recent expansion into Kitsap County provides for a larger urban area with a more diverse economy than the more rural counties of Clallam and Jefferson. The United States Navy is a key element for Kitsap County's economy. The United States Navy is the largest employer in the county, with installations at Puget Sound Naval Shipyard, Naval Undersea Warfare Center Keyport and the Kitsap Naval Base (which comprises former Naval Submarine Base Bangor and Naval Station Bremerton). Other private industries that support the economic base are healthcare, retail, and tourism. The primary employers in the county include the Harrison Medical Center, Wal-Mart, and Port Madison Enterprises, which owns and operates Clearwater Casino and Resort, gas stations, and other retail operations. Additionally, water transportation is dominant in the culture and economy of the county and as mentioned previously, Kitsap County has four ferry terminals and the highest percentage in the nation of ferry commuters in its work force.

Whatcom County is the only market area county located on the eastern shore of Puget Sound, and thus is more closely tied to the economic and demographic trends of the greater Seattle metropolitan area. Whatcom County thus has employment characteristics of suburban communities, with employment dominated by local hospitals, school districts, and local government. Whatcom County is also the northernmost county in the state of Washington, bordering British Columbia, Canada to the north. Much of the county is mountainous (and part of National Forest and National Parks), with most of the population centered around the city of

Bellingham, the location of the Bank's LPO. The largest employers in Whatcom County include the western Washington University (2,235 employees), St. Joseph Hospital (1,757 employees), Bellingham School District (1,651 employees), Whatcom County Government (930 employees), Ferndale School District (910 employees), City of Bellingham (858 employees) and Haggen Grocery (843 employees).

Employment Sectors

Employment data, presented in Table 2.2 below, indicates that similar to many larger, developed areas of the country, services are the most prominent sector for the state of Washington and the four market area counties, comprising on average 37.9% of the Bank's market area total employment, as compared to 38.9% of statewide employment. The services sector includes health care and related employment, which is significant in the market area as a result of the Sequim, Washington retirement community. The next largest component of the local economy, on average, is government, at 21.6%, reflecting the many national parks and other attractions owned by local government, as well as the military bases throughout the Bank's market area, in particular Kitsap County. Reflecting a more rural character, Clallam County recorded the highest levels of forestry/fishing employment of all four market area

Table 2.2
First Federal Savings and Loan Association of Port Angeles
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sector	Washington State	Clallam County	Jefferson County	Kitsap County	Whatcom County	Mkt Area Average
		(% of Total Employment)				
Services	38.9%	35.7%	43.2%	37.0%	35.8%	37.9%
Government	16.7%	22.0%	16.5%	32.9%	14.9%	21.6%
Wholesale/Retail Trade	13.6%	14.0%	12.3%	12.5%	14.3%	13.3%
Finance/Insurance/Real Estate	8.9%	9.5%	8.4%	7.5%	7.8%	8.3%
Manufacturing	7.3%	5.6%	5.3%	1.5%	8.0%	5.1%
Information	3.0%	1.0%	1.7%	1.3%	1.7%	1.4%
Construction	5.3%	6.0%	6.9%	4.8%	7.0%	6.2%
Transportation/Utility	3.0%	1.9%	1.4%	1.2%	2.5%	1.8%
Forestry/Fishing Activities	1.0%	2.4%	1.8%	0.7%	1.4%	1.6%
Agriculture	2.2%	1.6%	1.8%	0.6%	3.0%	1.7%
Other	0.2%	0.3%	0.7%	0.1%	3.6%	1.2%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(1) As of 2010.

Source: U.S. Bureau of Economic Analysis.

counties, while Whatcom County reported the highest level of manufacturing employment. Wholesale and retail trade, at 13.3% on average, was another large component, reflecting the trade employment in the ports of the region. Additional details are presented in Exhibit II-4.

Unemployment Trends

Comparative unemployment rates for the four market area counties, as well as for the U.S. and the state of Washington are shown in Table 2.3. September 2012 unemployment rates for the market area counties ranged from a low of 7.0% in Whatcom County to a high of 9.1% in Clallam County versus comparable Washington and U.S. unemployment rates of 8.5% and 7.8%, respectively. The September 2012 unemployment rates for the market area counties were lower compared to a year ago, which was consistent with the national and state unemployment rate trends. At the same time, unemployment rates remain high by historical standards and are indicative of ongoing economic weakness in the Bank's markets, particularly within Clallam and Jefferson Counties where the September 2012 unemployment rates are above both state and national aggregates.

Table 2.3
First Federal Savings and Loan Association of Port Angeles
Market Area Unemployment Trends

Region	Sept. 2011 Unemployment	Sept. 2012 Unemployment
United States	9.0%	7.8%
Washington	9.0	8.5
Clallam County	9.4	9.1
Jefferson County	9.1	9.0
Kitsap County	7.5	7.1
Whatcom County	7.7	7.0

Source: U.S. Department of Labor.

Real Estate Trends

1. Home Resales

Home resales activity across Washington during the six months ended June 2012 surpassed the mark posted during the same period in 2011, a positive indicator for an industry that has been severely impacted by the recession that commenced in 2008. An improving job market is helping the housing sector in Washington and according to the Washington Center for Real Estate Research ("WCRER"), home resales during the second quarter of 2012 totaled

94,510, a 10.4% increase from the same period a year prior. Conversely, statewide home resales decreased by 2.6% over the last quarter. Home prices are reflecting an improving trend, as the median resale price increased by 4.0% (to $236,000) for the second quarter of 2012, from the level reported for the same period a year prior.

Similarly, home resales in the Bank's market area reflect a comparable trend. For the second quarter of 2012, home resales for Clallam, Jefferson, and Kitsap Counties were up 7.3% (880 home resales), 4.3% (480 home resales), and 19.8% (3,450 home resales) from the same period last year. Clallam and Jefferson Counties also saw a decline in home sales from the last quarter at 9.3% and 2.0%; however Kitsap County reported an 11.7% increase over the quarter. Median resale prices for Clallam and Kitsap Counties reported an improvement from a year ago, at 2.5% and 3.1%, while Jefferson County's median resale price reflected a minimal decline of 0.1%. Specifically, the median resale price for existing homes in Clallam, Jefferson, and Kitsap Counties amounted to $190,000, $245,300, and $242,200 for the second quarter of 2012.

2. Foreclosure Trends

Single family foreclosures statewide have been trending upward over the last six months, according to RealtyTrac, a company specializing in real estate foreclosure data. In June 2012, Washington experienced 2,310 homes in the process of foreclosure (versus 1,957 homes in the process of foreclosure in December 2011) with one in every 1,249 housing units with a foreclosure filing. Comparably, as of June 2012, Clallam, Jefferson, and Kitsap Counties reported 21, 11, and 45 properties in the process of foreclosure with one in every 1,694, 1,615, and 2,386 housing units with a foreclosure filing.

Market Area Deposit Characteristics

Table 2.4 displays deposit market trends and deposit market share for commercial banks and savings institutions in the market area from June 30, 2008 to June 30, 2012. Deposit growth trends are important indicators of a market area's current and future prospects for growth. The table indicates that commercial banks hold a large portion of the statewide deposit base, 89.7% as of June 30, 2012. Since June 30, 2008, commercial banks have increased their deposits at a greater rate than savings institutions, 3.4% on an annual basis versus an annualized net decline of 15.8% for savings institutions. The primary reason for the decline in savings institution deposits was the failure of Washington Mutual, the largest savings and loan association in the country. There were a total of 1,876 banking offices in the state of Washington as of June 30, 2012.

Table 2.4
First Federal Savings and Loan Association of Port Angeles
Deposit Summary

	As of June 30,						
	2008			2012			Deposit Growth Rate 2008-2012
	Deposits	Market Share	No. of Branches	Deposits	Market Share	No. of Branches	(%)
	(Dollars in Thousands)						
Washington	$112,330,698	100.0%	1,925	$113,262,208	100.0%	1,876	0.2%
Commercial Banks	89,017,902	79.2%	1,539	101,569,464	89.7%	1,694	3.4%
Savings Institutions	23,312,796	20.8%	386	11,692,744	10.3%	182	-15.8%
Clallam County	$1,455,152	100.0%	32	$1,457,520	100.0%	28	0.0%
Commercial Banks	715,555	49.2%	20	705,062	48.4%	18	-0.4%
Savings Institutions	739,597	50.8%	12	752,458	51.6%	10	0.4%
First Federal	452,500	31.1%	7	515,246	35.4%	7	3.3%
Jefferson County	$467,979	100.0%	16	$458,768	100.0%	13	-0.5%
Commercial Banks	345,433	73.8%	13	387,858	84.5%	12	2.9%
Savings Institutions	122,546	26.2%	3	70,910	15.5%	1	-12.8%
First Federal	43,391	9.3%	2	70,910	15.5%	1	13.1%
Kitsap County	$2,349,062	100.0%	76	$2,314,494	100.0%	64	-0.4%
Commercial Banks	1,890,779	80.5%	63	2,138,256	92.4%	59	3.1%
Savings Institutions	458,283	19.5%	13	176,238	7.6%	5	-21.3%
First Federal	NA	0.0%	-	NA	0.0%	-	NA
Whatcom County	$3,049,304	100.0%	77	$2,996,679	100.0%	68	-0.4%
Commercial Banks	2,795,337	91.7%	71	2,623,348	87.5%	61	-1.6%
Savings Institutions	253,967	8.3%	6	373,331	12.5%	7	10.1%
First Federal	NA	0.0%	-	NA	0.0%	-	NA

Source: FDIC.

Within the Bank's market area, the table indicates that annualized deposit growth rates over the last four years show slight declines in deposits for each market area county, besides Clallam County, that increased at a minimal 0.04%. Jefferson, Kitsap, and Whatcom Counties reported annualized deposit declines of 0.5%, 0.4%, and 0.4%. Notably, however, First Federal reported annualized growth of 3.3% in Clallam County and 13.1% in Jefferson County over the same time period and reported relatively high deposit market shares of 35.4% and 15.5% in the same counties. This growth by the Bank reveals success in competitive positioning in the market area. First Federal did not have a depository branch in Kitsap or Whatcom Counties as of June 30, 2012, but the county deposit data is included for comparable purposes.

The lack of deposit growth has been due in part to changes in the banking institutions with a presence in the North Olympic Peninsula region of Washington. Several regional banking competitors failed during the recent banking crisis, including Washington Mutual,

Frontier Bank, Horizon Bank and Westsound Bank. The remaining competitors are dominated by large institutions with a national presence. These types of institutions in general do not focus on servicing rural regions such as First Federal's market area.

Similar to statewide figures, commercial banks hold in excess of 85% or more of total financial institution deposits in three of the four market area counties, the exception being Clallam County, where savings institution deposits equaled 51.6% of total deposits. Savings institutions experienced decreases in deposit balances and market share in Jefferson and Kitsap Counties, primarily due to the failure of Washington Mutual.

Market Area Deposit Competition

As indicated on the previous page and detailed in Table 2.5, significant competitors for the Bank consist of large nationwide and superregional banks, including Bank of America, Wells Fargo and JPMorgan Chase, all of whom maintain a strong presence in the regional market. This factor, however, allows First Federal to position itself as a community bank, locally owned and managed. This has been a major factor in the Bank's ability to expand the deposit base in recent years.

As of June 30, 2012, First Federal maintained relatively large deposit market shares in the market area counties, ranking first in Clallam County with 35.4% of total county deposits and ranking third in Jefferson County with 15.5% of total county deposits. As mentioned previously, as of June 30, 2012, the Bank had not yet established a branch in Kitsap or Whatcom Counties; however the market deposit competitors are included for comparable purposes.

Table 2.5
First Federal Savings and Loan Association of Port Angeles
Market Area Counties Deposit Competitors

County	Competitors
Clallam County, WA	**First Federal (35.4%)(1 of 12)** Sound Community Bank (12.2%) Bank of America, NA (9.7%) JP Morgan Chase Bank (7.1%) US Bank, NA (6.8%)
Jefferson County, WA	Bank of America, NA (21.8%) Kitsap Bank (19.7%) **First Federal (15.5%)(3 of 8)** US Bank, NA (9.8%) Union Bank NA (9.7%)
Kitsap County, WA	Kitsap Bank (22.7%) Bank of America, NA (20.3%) JP Morgan Chase Bank (12.5%) Wells Fargo (10.0%) **First Federal (--%)(-- of 15)**
Whatcom County, WA	Peoples Bank (22.0%) Washington Federal (12.5%) Bank of America, NA (11.9%) US Bank, NA (9.3%) Banner Bank (7.6%) **First Federal (--%)(-- of 15)**

Source: FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of First Federal's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines and other regulatory guidance. The basis of the pro forma market valuation of First Federal is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments to account for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to First Federal, individually or as a whole, key areas examined for differences to determine if valuation adjustments are appropriate were in the following areas: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and, effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines and other regulatory guidance. The Peer Group is comprised of only those publicly-traded thrifts whose common stock is either listed on a national exchange (NYSE or AMEX) or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than "non-listed thrifts" i.e., those listed on the Over-the-Counter Bulletin Board or Pink Sheets, as well as those that are non-publicly traded and closely-held. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies, and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. We typically exclude those that were converted less than one year as their financial results do not reflect a full year of reinvestment benefit and since the stock trading activity is not seasoned. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group should be comprised of locally or regionally-based institutions with relatively comparable resources, strategies and financial characteristics. There are 134 publicly-traded thrift institutions nationally, which includes 21 publicly-traded MHCs. Given the limited number of public full stock thrifts, it is typically the case that the Peer Group will be comprised of institutions which are not directly comparable, but the overall group will still be the "best fit" group. To the extent that key differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for such key differences. Since First Federal will be a full stock public company upon completion of the offering, we considered only full stock companies to be viable candidates for inclusion in the Peer Group.

From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of First Federal. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- **Screen #1: Northwest and Western institutions (excluding California) with assets between $300 million and $1.2 billion and positive core earnings.** Three of the five companies meeting the criteria were included in the Peer Group.
  - *FS Bancorp, Inc. of WA and Sound Financial Bancorp, Inc. of WA were excluded from consideration due to their recent conversions.*
- **Screen #2: Midwest institutions with assets between $400 million and $1.2 billion, and positive core earnings.** Seven of the eleven companies meeting the criteria were included in the Peer Group.
  - *Citizens Community Bancorp, Inc. of WI was excluded from consideration due to their consumer lending concentration and supermarket branch network.*
  - *Cheviot Financial Corp. of OH, LaPorte Bancorp, Inc. of IN, and IF Bancorp, Inc. of IL were excluded from consideration due to their recent conversions.*

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-2 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and First Federal, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of First Federal's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to First Federal's characteristics is detailed below.

Table 3.1
Peer Group of Publicly-Traded Thrifts
November 9, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
HFFC	HF Financial Corp. of SD	NASDAQ	Sioux Falls, SD	Thrift	$1,193	33	06-30	04/92	$ 12.70	$ 90
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Hopkinsville, KY	Thrift	1,026	18	12-31	02/98	8.15	61
FFNW	First Fin NW, Inc of Renton WA	NASDAQ	Renton, WA	Thrift	999	1	12-31	10/07	7.57	142
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Hoquiam, WA	Thrift	729	22	09-30	01/98	6.05	43
FSFG	First Savings Financial Group of IN	NASDAQ	Clarksville, IN	Thrift	587	12	09-30	12/08	19.00	45
FCLF	First Clover Leaf Fin Corp of IL	NASDAQ	Edwardsville, IL	Thrift	538	4	12-31	07/06	6.26	48
FCAP	First Capital, Inc. of IN	NASDAQ	Corydon, IN	Thrift	454	13	12-31	01/99	20.15	56
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	9.15	27
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	408	10	12-31	12/96	17.38	27
EBMT	Eagle Bancorp Montana of MT	NASDAQ	Helena, MT	Thrift	327	6	06-30	04/10	10.45	41

Source: SNL Financial, LC.

- **HF Financial Corp of SD ("HFFC")** operates through 33 retail banking offices in South Dakota and Minnesota. The balance sheet reflects a broadly similar asset and funding mix relative to the Peer Group average, albeit with a higher level of funding through borrowings, as well as the lowest amount of tangible equity as a percent of assets by a Peer Group member. HFFC's lending strategy is focused on commercial lending, including both mortgage and non-mortgage C&I loans, which is a riskier strategy, as HFFC has the highest risk weighted assets as a percent of assets, however HFFC's ratio of NPAs is below the average and median of the Peer Group. HFFC also has the largest loans serviced for others portfolio of all Peer Group members. At June 30, 2012, HFFC had total assets of $1.2 billion and a tangible equity-to-assets ratio of 7.8%. For the twelve months ended June 30, 2012, HFFC reported net income equal to 0.43% of average assets, which is the below the average and median of the Peer Group. HFFC had a market capitalization of $90 million at November 9, 2012.

- **HopFed Bancorp, Inc. of KY ("HFBC")** operates through a total of 18 offices in western Kentucky and central Tennessee. HFBC maintains a broadly diversified asset base funded primarily by deposits and, to a lesser extent, borrowed funds. Loan portfolio investment activities are concentrated in mortgage loans (primarily 1-4 family mortgages and commercial mortgage loans). Asset quality ratios were more favorable than the Peer Group average, both in terms of the level of NPAs and the reserve coverage ratios. At June 30, 2012, HFBC had total assets of $1.0 billion and a tangible equity-to-assets ratio of 11.8%. For the twelve months ended June 30, 2012, HFBC reported earnings of 0.56% of average assets. HFBC had a market capitalization of $61 million at November 9, 2012.

- **First Financial Northwest, Inc. of WA ("FFNW")** FFNW operates out of 1 office in the state of Washington. FFNW's asset composition was similar to the Peer Group with the exception of maintaining a high level of cash and equivalents. FFNW reported the greatest decline in assets over the last 12 months. FFNW reported a lower than average net income ratio, as higher funding costs and lower non-interest income reduced income levels. The loan portfolio for FFNW had less loan portfolio diversification outside of commercial real estate loans than the Peer Group, but has the highest percentage of mortgage loans, including residential and commercial. FFNW also recorded the least favorable asset quality ratios as compared to the Peer Group members. At June 30, 2012, FFNW had total assets of $1.0 billion and a tangible equity-to-assets ratio of 18.4%. For the twelve months ended June 30, 2012, FFNW reported earnings of 0.33% of average assets. FFNW had a market capitalization of $142 million at November 9, 2012.

- **Timberland Bancorp, Inc. of WA ("TSBK")** TSBK operates from 22 offices in Seattle, Olympia, and southern suburbs of Seattle, Washington. TSBK maintained one of the highest ratios of cash and equivalents, which serves to offset their relatively high ratios of commercial real estate/multi-family residential mortgages and construction loans relative to the Peer Group. However, earnings at TSBK have been negatively impacted by relatively high levels of loan loss reserves and operating expenses as compared to the Peer Group. TSBK also recorded substantially above average asset quality ratios, including the NPAs/Assets ratio and reported the highest level of net loan charge-offs. At June 30, 2012, TSBK had total assets of $729 million and a tangible equity-to-assets ratio of 11.4%. For the twelve months ended June 30, 2012, TSBK reported positive earnings of 0.46% of average assets. TSBK had a market capitalization of $43 million at November 9, 2012.

- **First Savings Financial Group of IN ("FSFG")** operates 12 branch offices in southern Indiana. FSFG had a similar loan/investment mix and funding operations in relation to the Peer Group. FSFG was more focused on residential mortgage lending than the Peer Group which facilitated its maintenance of relatively favorable asset quality and coverage ratios in comparison to the Peer Group. Additionally, FSFG had one of the highest tangible equity-to-assets ratios of all the Peer Group members. Earnings in excess of the Peer Group average and median are supported by a strong net interest margin and a comparatively modest level of loan loss provisions, as FSFG reported the highest percentage of net interest income after provisions. At June 30, 2012, FSFG had total assets of $587 million and a tangible equity-to-assets ratio of 12.5%. For the twelve months ended June 30, 2012, FSFG reported a return on average assets of 0.73%. FSFG had a market capitalization of $45 million at November 9, 2012.

- **First Clover Leaf Financial Corp of IL ("FCLF")** operates through four retail banking offices and one loan production office in western Illinois in markets adjacent to St. Louis, Missouri. The loan portfolio reflects slightly greater diversification into commercial loans in relation to the Peer Group and a slightly lower ratio of residential mortgage loans and MBS. Asset quality ratios for FCLF were generally similar to the Peer Group, however. FCLF reported the highest amount of loan loss provisions than all of the Peer Group members. At June 30, 2012, FCLF had total assets of $538 million and a tangible equity-to-assets ratio of 12.3%, which was above the Peer Group average and median. For the twelve months ended June 30, 2012, FCLF reported earnings of 0.30% of average assets. FCLF had a market capitalization of $48 million at November 9, 2012.

- **First Capital, Inc. of IN ("FCAP")** operates through a total of 13 offices in southern Indiana. FCAP's asset mixture reflects a similar level of cash and investments and loans in comparison to the Peer Group. Lending is oriented toward mortgage secured collateral and funding is primarily reliant on deposit liabilities with the level of borrowed funds below the Peer Group average and median. FCAP's loan portfolio also exhibits the highest level of consumer loans reported by a Peer Group member. At June 30, 2012, FCAP had total assets of $454 million and a tangible equity-to-assets ratio of 10.3%. Asset quality ratios for FCAP, including reserve coverage ratios were more favorable than the Peer Group. For the twelve months ended June 30, 2012, FCAP reported a ROAA of 0.93% which was the highest of the Peer Group members. FCAP had a market capitalization of $56 million at November 9, 2012.

- **Wayne Savings Bancshares of OH ("WAYN")** operates 11 branches in central Ohio. The asset structure reflects a relatively lower proportion of loans/assets which was offset by a higher percentage of cash and investments. The majority of loans are invested in 1-4 family loans (inclusive of an investment in MBS) and WAYN had the highest ratio of residential assets of any Peer Group member. In comparison to the Peer Group, deposits comprised a higher proportion of the funding mix, while borrowings were slightly lower. WAYN reported asset quality ratios that were similar to the Peer Group, with the exception of slightly lower reserve coverage ratios. At June 30, 2012, WAYN had total assets of $409 million and a tangible equity-to-assets ratio of 9.4%. For the twelve months ended June 30, 2012, WAYN reported a ROAA equal to 0.39%. WAYN had a market capitalization of $27 million at November 9, 2012.

- **River Valley Bancorp of IN ("RIVR")** operates 10 branch offices in southern Indiana. RIVR maintains a broadly diversified loan portfolio primarily focused on mortgage loans (both residential and commercial) and funds operations with deposits which are supplemented with borrowings at a level above the Peer Group. Asset quality ratios are at a disadvantage to the Peer Group, both in terms of the NPA/Assets ratio which is higher and the reserve coverage ratios which are lower. RIVR's less favorable asset quality is also shown in their higher provisions as compared to the Peer Group. At June 30, 2012, RIVR reported total assets of $408 million and a tangible equity-to-assets ratio of 8.2%. For the twelve months ended June 30, 2012, RIVR reported earnings of 0.40% of average assets. RIVR had a market capitalization of $27 million at November 9, 2012.

- **Eagle Bancorp of MT ("EBMT")** EBMT operates out of 6 offices in southwestern Montana, and reported a relatively similar asset composition as the Peer Group, with a slightly higher level of investments and lower level of loans. EBMT operates with a capital level at the upper end of the Peer Group range, above the Peer Group average and median. EBMT funds operations with a lower proportion of deposits and higher level of borrowings than the Peer Group. Earnings were higher than the Peer Group average, and included the highest level of non-operating income. EBMT's loan portfolio was somewhat less diversified than the Peer Group, and included the one of the largest loans serviced for others portfolio of all Peer Group members. The NPAs/assets ratio was lower than the Peer Group, although reserve coverage in relation to NPAs was slightly less favorable. At June 30, 2012, EBMT had total assets of $327 million and a tangible equity-to-assets ratio of 16.4%. For the twelve months ended June 30, 2012, EBMT reported a ROAA equal to 0.66%. EBMT had a market capitalization of $41 million at November 9, 2012.

In the aggregate, the Peer Group companies maintain a slightly higher tangible equity level, in comparison to the industry median (11.66% of assets versus 11.40% for all non-MHC public companies) and generate a slightly lower level of core profitability (0.24% of average assets for the Peer Group versus 0.30% for all non-MHC public companies). The Peer Group companies reported a modest median core ROE, whereas all non-MHC public companies have a median core ROE slightly higher than the Peer Group (1.97% for the Peer Group versus 2.31% for all non-MHC public companies). Overall, the Peer Group's pricing ratios were at a slight discount to all full stock publicly traded thrift institutions on a P/TB basis, as well as on a P/E core basis.

	All Non-MHC Public-Thrifts	*Peer Group*
Financial Characteristics (Medians)		
Assets ($Mil)	$792	$562
Market Capitalization ($Mil)	$75	$46
Tangible Equity/Assets (%)	11.40%	11.66%
Core Return on Average Assets (%)	0.30%	0.24%
Core Return on Average Equity (%)	2.31%	1.97%
Pricing Ratios (Medians)(1)		
Price/Core Earnings (x)	18.72x	18.67x
Price/Tangible Book (%)	87.24%	76.43%
Price/Assets (%)	10.92%	7.58%

(1) Based on market prices as of November 9, 2012.

The thrifts selected for the Peer Group were relatively comparable to First Federal in terms of all of the selection criteria and are considered the "best fit" group. While there are many similarities between First Federal and the Peer Group on average, there are some notable differences that lead to valuation adjustments. The following comparative analysis highlights key similarities and differences between First Federal and the Peer Group.

Financial Condition

Table 3.2 shows comparative balance sheet measures for First Federal and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Bank's ratios reflect balances as of September 30, 2012, while the Peer Group's ratios reflect balances as of June 30, 2012. On a reported and tangible basis, First Federal's equity-to-assets ratio and tangible equity to assets ratio of 10.0% were below the Peer Group's median equity/assets and tangible equity/assets ratios of 12.0% and 11.6%, respectively. The more modest differential in the tangible equity ratios reflects the lower proportion of goodwill and other intangible assets for First Federal in comparison to the Peer Group (0.0% for First Federal and 0.4% and 0.6% for the Peer Group median and average).

The Bank's pro forma capital position will increase with the addition of stock proceeds, providing the Bank with an equity and tangible equity ratio that is expected to be above the Peer Group's ratios. The increase in First Federal's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Bank's higher pro forma capitalization will initially depress return on equity results. Both First Federal's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Bank's ratios currently lower than the Peer Group's ratios. On a pro forma basis, the Bank's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Bank and the Peer Group contained some significant differences. The Bank's loans-to-assets ratio of 52.8% was notably below the comparable Peer Group ratio of 61.4%, indicating a restriction on interest income for the Bank as loans represent higher yielding assets than investment securities. At the same time, First Federal's level of cash and investments equal to 41.9% of assets was above the comparable Peer Group average and median of 32.4% and 31.4%. First Federal also reported investment in BOLI of 2.3% of assets, above the 1.5% median ratio for the Peer Group. Overall, First

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2012

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates								Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
First Federal of Port Angeles																				
September 30, 2012	4.7%	37.2%	2.3%	52.8%	75.5%	12.8%	0.0%	10.0%	0.0%	10.0%	3.17%	10.53%	-2.07%	2.92%	0.00%	1.13%	2.40%	9.67%	9.67%	21.58%
All Public Companies																				
Averages	6.8%	21.2%	1.6%	65.8%	74.5%	11.0%	0.4%	12.9%	0.7%	12.1%	3.97%	7.06%	3.08%	4.50%	-4.89%	1.95%	2.03%	12.13%	12.10%	20.88%
Medians	5.4%	18.8%	1.7%	68.0%	75.4%	9.4%	0.0%	12.1%	0.0%	11.4%	1.64%	2.80%	2.00%	2.56%	-4.17%	2.06%	1.95%	11.80%	11.80%	19.38%
State of WA																				
Averages	11.0%	11.6%	1.3%	69.8%	79.4%	7.4%	0.7%	11.4%	0.8%	10.6%	5.31%	8.95%	-0.70%	5.73%	2.20%	-2.41%	-7.18%	10.67%	10.67%	17.24%
Medians	11.8%	12.4%	1.1%	70.5%	79.8%	6.6%	0.0%	10.3%	0.1%	10.1%	-0.80%	17.60%	-6.19%	-0.35%	-5.49%	3.08%	2.74%	8.88%	8.88%	16.85%
Comparable Group																				
Averages	6.6%	24.8%	1.6%	62.1%	75.6%	10.2%	0.7%	12.5%	0.6%	11.8%	-0.81%	5.39%	-3.57%	-0.79%	-9.41%	6.74%	7.67%	12.25%	12.25%	20.61%
Medians	4.3%	28.1%	1.5%	61.4%	75.1%	9.5%	0.4%	12.0%	0.4%	11.6%	-0.75%	0.03%	-2.21%	0.71%	-11.09%	2.63%	2.69%	11.79%	11.79%	18.82%
Comparable Group																				
EBMT Eagle Bancorp Montana of MT	6.1%	27.9%	2.8%	56.4%	67.2%	13.0%	1.6%	16.4%	0.0%	16.4%	-1.15%	-2.75%	-1.50%	5.16%	-27.55%	2.22%	2.22%	17.43%	17.43%	28.85%
FCAP First Capital, Inc. of IN	5.2%	28.2%	1.3%	60.9%	83.8%	4.4%	0.0%	11.5%	1.2%	10.3%	1.98%	18.21%	-4.67%	2.95%	-18.88%	4.73%	5.45%	9.92%	9.92%	15.70%
FCLF First Clover Leaf Fin Cp of IL	4.0%	15.4%	1.0%	72.9%	75.3%	9.0%	0.7%	14.5%	2.2%	12.3%	-5.07%	-29.09%	1.98%	-6.68%	3.07%	-0.65%	-0.34%	11.79%	11.79%	19.53%
FFNW First Fin NW, Inc of Renton WA	16.0%	13.8%	0.2%	65.1%	72.6%	8.3%	0.0%	18.4%	0.0%	18.4%	-13.27%	-11.88%	-13.64%	-17.03%	-10.75%	2.74%	2.74%	14.85%	14.85%	27.24%
FSFG First Savings Fin Grp of IN	2.6%	28.9%	1.4%	62.2%	68.6%	16.9%	0.0%	13.8%	1.3%	12.5%	12.12%	34.16%	3.56%	6.81%	15.66%	39.71%	46.81%	11.08%	11.08%	18.11%
HFFC HF Financial Corp of SD	4.2%	32.0%	1.6%	57.8%	75.0%	11.9%	2.3%	8.1%	0.4%	7.8%	0.11%	44.51%	-16.26%	0.08%	-2.85%	2.51%	2.63%	NA	NA	NA
HFBC HopFed Bancorp, Inc. of KY	4.4%	38.6%	0.9%	52.7%	76.6%	10.0%	1.0%	11.8%	0.0%	11.8%	-3.41%	2.16%	-5.48%	-3.83%	-11.44%	9.18%	9.47%	11.89%	11.89%	21.77%
RIVR River Valley Bancorp of IN	3.8%	27.9%	2.5%	62.0%	74.8%	14.2%	1.8%	8.2%	0.0%	8.2%	2.11%	14.03%	-2.93%	3.18%	-2.98%	1.96%	1.96%	NA	NA	NA
TSBK Timberland Bancorp, Inc. of WA	15.9%	2.0%	2.2%	73.7%	81.0%	6.3%	0.0%	12.2%	0.8%	11.4%	-0.80%	-13.31%	3.04%	0.15%	-17.58%	3.41%	3.86%	NA	NA	16.85%
WAYN Wayne Savings Bancshares of OH	3.8%	33.3%	2.1%	57.6%	81.2%	7.9%	0.0%	9.8%	0.5%	9.4%	-0.70%	-2.11%	0.15%	1.28%	-20.78%	1.62%	1.94%	8.80%	8.80%	16.82%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Federal's interest-earning assets amounted to 94.7% of assets, which was slightly above the Peer Group's median ratio of 93.8%.

First Federal's funding composition reflected a similar level of deposits, but relied more on borrowings as a supplemental funding source than the Peer Group. The Bank's deposits equaled 75.5% of assets, which was similar to the Peer Group's median ratio of 75.1%. However, the Bank reported a higher level of borrowings at 12.8% of assets, than the Peer Group's median ratio of 9.5%. In addition, the Bank's borrowings consisted of FHLB advances with maturities in the range of three to four years and bearing interest rates in excess of four percent on average. Total interest-bearing liabilities maintained by the Bank and the Peer Group, as a percent of assets, equaled 88.3% and 85.0%, respectively. Following the increase in equity provided by the net proceeds of the stock offering, the Bank's ratio of interest-bearing liabilities as a percent of assets will likely be more in line with the Peer Group's ratio. A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is slightly lower than the Peer Group's ratio, based on IEA/IBL ratios of 107.3% and 110.4%, respectively. The additional equity realized from stock proceeds will serve to strengthen First Federal's IEA/IBL ratio in comparison to the Peer Group ratio, as the increase in equity provided by the infusion of stock proceeds will lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items, with growth rates for First Federal based on the 12 months ended September 30, 2012 and the Peer Group based on annual growth rates for the 12 months ended June 30, 2012. First Federal recorded asset growth of 3.2% compared to median asset shrinkage of 0.8% for the Peer Group. The increase in the Bank's assets was evident in the 10.5% increase in cash and investments, offset by a 2.1% decline in loans. First Federal's asset growth was funded solely by a 2.9% increase in deposits, as borrowings remained unchanged over the last twelve months. The Peer Group recorded a slight decline in assets, with shrinkage occurring in loans as cash and investment securities were relatively unchanged. The Peer Group reported minimal growth in deposits and a moderate reduction in borrowings.

Notwithstanding the recent net loss, the Bank's equity increased at a 1.1% annual rate over the last twelve month period, versus a 2.6% increase in equity balances for the Peer Group. The Bank's equity increased, as the net loss recorded was offset by an increase in the market value adjustment on available for sale securities, while the Peer Group's equity increased mainly because of positive earnings reported over the last twelve months ended June

30, 2012. The increase in equity realized from stock proceeds will likely depress the Bank's equity growth rate initially following the stock offering. Dividend payments and stock repurchases, pursuant to regulatory limitations and guidelines could also potentially slow the Bank's equity growth rate in the longer term following the stock offering.

Income and Expense Components

Table 3.3 shows comparative income statement measures for First Federal and the Peer Group, reflecting earnings for the 12 months ended September 30, 2012 for the Bank and the 12 months ended June 30, 2012 for the Peer Group. First Federal reported a net loss of 0.14% of average assets versus the Peer Group's net income ratios of 0.52% and 0.44% of average assets based on the average and median, respectively. The Bank's net loss was mainly caused by a lower level of net interest income and much higher provisions for loan losses. Offsetting these factors in part was a slightly lower level of operating expense and a slightly higher level of non-operating income.

The Bank maintained a lower net interest income to average assets ratio, which was reflective of the Bank's lower yield-cost spread, which equaled 2.64% versus 3.24% for the Peer Group median. The Bank maintained a lower yield on interest-earning assets (3.71% versus 4.54% for the Peer Group median), which was only slightly offset by a lower cost of funds (1.08% versus a median of 1.14% for the Peer Group).

The impact of the foregoing characteristics of the Bank and the Peer Group's yields and costs are reflected in the reported ratios of interest income and expense to average assets. In this regard, the Bank's interest income to average assets was below the Peer Group, while the ratio of interest expense was slightly lower in comparison to the Peer Group median. Overall, the Bank's ratio of net interest income to average assets, equal to 2.53% was lower than the Peer Group's average and median ratios of 3.17% and 3.11%, respectively. The Bank's lower interest income ratio is primarily due to the lower yield earned on interest-earning assets resulting from the shift in composition of interest-earning assets from loans into investment securities. The lower ratio of interest expense to average assets is partially attributable to the Bank's higher proportion of funding with core deposits as opposed to CDs, which are generally higher cost funds.

In another key area of core earnings strength, the Bank reported a lower ratio of operating expenses, 2.70% of average assets versus the Peer Group (2.97% of average

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended June 30, 2012

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
First Federal of Port Angeles																			
September 30, 2012	-0.14%	3.41%	0.88%	2.53%	0.90%	1.63%	0.00%	0.00%	0.51%	0.51%	2.70%	0.00%	0.27%	0.00%	3.71%	1.08%	2.64%	4,886	51.91%
All Public Companies																			
Averages	0.35%	4.14%	1.04%	3.10%	0.47%	2.62%	0.03%	-0.09%	0.76%	0.71%	2.98%	0.03%	0.28%	0.00%	4.42%	1.22%	3.20%	5,758	29.16%
Medians	0.46%	4.15%	0.99%	3.09%	0.30%	2.67%	0.00%	-0.03%	0.56%	0.52%	2.93%	0.00%	0.08%	0.00%	4.44%	1.17%	3.17%	5,225	30.55%
State of WA																			
Averages	0.17%	4.45%	1.01%	3.43%	0.94%	2.49%	3.00%	0.14%	1.20%	1.37%	3.83%	0.01%	0.45%	0.00%	4.83%	1.24%	3.59%	5,404	22.91%
Medians	0.52%	4.47%	0.98%	3.42%	0.58%	2.72%	0.00%	-0.15%	1.04%	0.91%	3.83%	0.01%	0.20%	0.00%	4.86%	1.16%	3.66%	3,960	30.56%
Comparable Group																			
Averages	0.52%	4.23%	1.06%	3.17%	0.42%	2.75%	0.01%	-0.08%	0.69%	0.62%	2.91%	0.02%	0.24%	0.00%	4.53%	1.22%	3.30%	$4,540	22.59%
Medians	0.44%	4.24%	0.96%	3.11%	0.36%	2.74%	0.00%	-0.07%	0.64%	0.56%	2.97%	0.02%	0.24%	0.00%	4.54%	1.14%	3.24%	$3,886	26.28%
Comparable Group																			
EBMT Eagle Bancorp Montana of MT	0.66%	4.25%	0.95%	3.30%	0.33%	2.96%	0.08%	-0.05%	0.44%	0.46%	3.19%	0.00%	0.66%	0.00%	4.69%	1.16%	3.53%	3,762	26.67%
FCAP First Capital, Inc. of IN	0.93%	4.38%	0.69%	3.69%	0.38%	3.31%	0.00%	0.00%	0.77%	0.77%	2.98%	0.01%	0.21%	0.00%	4.66%	0.78%	3.88%	3,386	28.76%
FCLF First Clover Leaf Fin Cp of IL	0.30%	4.07%	0.96%	3.11%	0.95%	2.16%	0.00%	-0.20%	0.55%	0.35%	2.35%	0.05%	0.22%	0.00%	4.38%	1.12%	3.26%	6,183	9.91%
FFNW First Fin NW, Inc of Renton WA	0.33%	4.24%	1.41%	2.83%	0.39%	2.43%	0.03%	-0.26%	0.60%	0.36%	2.56%	0.00%	0.06%	0.00%	4.46%	1.71%	2.75%	9,247	NM
FSFG First Savings Fin Grp of IN	0.73%	4.68%	0.87%	3.80%	0.26%	3.54%	0.00%	-0.05%	0.63%	0.58%	3.12%	0.05%	0.04%	0.00%	5.00%	1.02%	3.98%	3,914	25.88%
HFFC HF Financial Corp of SD	0.43%	3.94%	1.13%	2.81%	0.15%	2.66%	0.05%	-0.01%	0.80%	0.84%	3.01%	0.00%	0.29%	0.00%	4.18%	1.26%	2.92%	4,043	26.84%
HFBC HopFed Bancorp, Inc. of KY	0.56%	4.18%	1.55%	2.63%	0.21%	2.42%	0.00%	-0.10%	0.84%	0.75%	2.77%	0.02%	0.33%	0.00%	4.39%	1.76%	2.63%	3,857	19.36%
RIVR River Valley Bancorp of IN	0.40%	4.32%	1.35%	2.97%	0.67%	2.29%	0.00%	0.07%	0.33%	0.40%	2.53%	0.00%	0.30%	0.00%	4.61%	1.49%	3.12%	4,537	NM
TSBK Timberland Bancorp, Inc. of WA	0.46%	4.36%	0.89%	3.47%	0.59%	2.88%	-0.02%	-0.13%	1.32%	1.17%	3.65%	0.02%	0.25%	0.00%	4.76%	1.01%	3.74%	2,815	30.56%
WAYN Wayne Savings Bancshares of OH	0.39%	3.93%	0.83%	3.10%	0.28%	2.83%	0.00%	-0.11%	0.66%	0.55%	2.95%	0.02%	0.04%	0.00%	4.15%	0.93%	3.22%	3,650	12.70%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

assets). This ratio was achieved in recent periods due in part to a sizeable reduction in staffing in relation to a reorganization in 2009. In addition, First Federal maintained a comparatively lower number of employees relative to its asset size. Assets per full time equivalent employee equaled $4.9 million for the Bank, versus a comparable measure of $3.9 million for the Peer Group. On a post-offering basis, the Bank's operating expenses can be expected to increase with the addition of the ESOP and certain expenses that result from being a publicly-traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, First Federal's capacity to leverage operating expenses will be enhanced following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a savings institution's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Bank's earnings were slightly less favorable than the Peer Group's, based on respective expense coverage ratios of 0.94x for First Federal and 1.05x for the Peer Group. A ratio less than 1.00x typically indicates that an institution depends on non-interest operating income to achieve profitable operations.

Sources of non-interest operating income provided a similar contribution to First Federal and the Peer Group's earnings. Non-interest operating income equaled 0.51% and 0.56% of First Federal's and the Peer Group's average assets, respectively. Taking non-interest operating income into account in comparing the Bank's and the Peer Group's earnings, First Federal's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 88.8% was at a slight disadvantage to the Peer Group's efficiency ratio of 80.4%.

Loan loss provisions had a larger impact on the Bank's earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.90% and 0.36% of average assets, respectively. The impact of loan loss provisions on the Bank's and the Peer Group's earnings, particularly when taking into consideration the prevailing credit market environment for mortgage based lenders, were indicative of asset quality factors facing the overall thrift industry in the current operating environment.

For the twelve months ended September 30, 2012, the Bank reported net non-operating income equal to 0.27% of average assets, while the Peer Group reported 0.24% of average assets of net non-operating gains. Non-operating items for the Bank reflected primarily the gain recorded on the sale of loans ($1.4 million), a recovery on loan servicing expenses ($550,000), along with a gain on the sale of investment securities ($344,000) that were slightly offset by net impairment losses on investment securities ($249,000). Typically, gains and losses generated from non-operating items are viewed as non-recurring in nature, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor for an institution. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Extraordinary items were not a factor in either the Bank's or the Peer Group's earnings.

For the twelve months ended June 30, 2012, the Peer Group reported a median effective tax rate of 26.28%, while First Federal reported an effective tax benefit of 51.91%. As indicated in the prospectus, the Bank's effective marginal tax rate is assumed to equal 34% when calculating the after tax return on conversion proceeds.

Loan Composition

Table 3.4 presents data related to the comparative loan portfolio composition (including the investment in MBS) for First Federal and the Peer Group. The Bank's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities relative to the Peer Group median (63.16% of assets versus 37.81% for the Peer Group). The Bank's higher ratio was attributable to maintaining higher concentrations of 1-4 family permanent mortgage loans, as well as higher MBS relative to the Peer Group's ratios. The Bank reported a balance of loans serviced for others of $277.8 million, while the majority of Peer Group members also reported a balance of loans serviced for others, which at a median totaled $45.1 million, significantly lower than the Bank. The Bank and the Peer Group also maintained balances of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was more significant for the Peer Group compared to the Bank, as all loans outside of residential 1-4 family loans (including home equity loans and HELOCs) equaled 31.35% of assets for the Peer Group and 18.99% of assets for the Bank. Less diversification of the loan portfolio (along with the lower loans/assets ratio mentioned earlier) also resulted in First Federal's lower risk weighted assets-to-assets ratio as compared to the Peer Group (47.40% versus 65.20% for the Peer Group). In fact, First Federal's risk weighted assets-to-assets ratio was lower than all of the Peer Group companies, which ranged from a low of 56.16% to a high of 80.15%. The Peer Group reported the most significant diversification into commercial real estate lending (22.66% of assets), followed by construction/land lending (3.82% of assets). The Bank's highest level of lending diversification was also in commercial real estate lending (14.08% of assets), followed by construction/land lending (2.31% of assets).

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2012

	Portfolio Composition as a Percent of Assets								
Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
First Federal of Port Angeles	28.00%	35.16%	2.31%	14.08%	1.17%	1.43%	47.40%	$277,811	$1,666
All Public Companies									
Averages	12.79%	33.61%	3.18%	23.15%	4.05%	1.76%	62.89%	$1,320,878	$11,123
Medians	10.64%	32.91%	2.30%	23.05%	3.09%	0.39%	62.88%	$11,490	$180
State of WA									
Averages	7.74%	27.72%	5.79%	26.37%	4.48%	5.70%	71.31%	$1,010,649	$10,560
Medians	6.30%	28.39%	5.93%	27.98%	3.12%	0.71%	74.26%	$91,140	$497
Comparable Group									
Averages	11.79%	26.91%	4.42%	24.53%	4.19%	1.71%	65.90%	$201,249	$1,804
Medians	9.69%	28.12%	3.82%	22.66%	3.72%	1.15%	65.20%	$45,085	$463
Comparable Group									
EBMT Eagle Bancorp Montana of MT	6.45%	29.26%	2.43%	17.49%	4.95%	2.71%	61.43%	$338,580	$2,218
FCAP First Capital, Inc. of IN	10.27%	30.72%	1.75%	19.07%	3.78%	6.13%	67.97%	$210	$0
FCLF First Clover Leaf Fin Cp of IL	4.99%	26.97%	6.19%	29.54%	10.59%	0.66%	68.19%	$85,010	$705
FFNW First Fin NW, Inc of Renton WA	6.63%	32.91%	3.66%	29.56%	0.21%	0.04%	62.25%	$5,160	$109
FSFG First Savings Fin Grp of IN	11.86%	30.64%	3.98%	20.15%	5.16%	2.00%	62.43%	$0	$0
HFFC HF Financial Corp of SD	29.56%	13.38%	2.96%	26.24%	6.31%	2.10%	80.15%	$1,187,880	$11,932
HFBC HopFed Bancorp, Inc. of KY	12.85%	20.60%	6.37%	19.89%	3.65%	1.41%	57.91%	$0	$0
RIVR River Valley Bancorp of IN	9.10%	26.72%	5.58%	25.17%	1.78%	0.75%	68.25%	$94,480	$676
TSBK Timberland Bancorp, Inc. of WA	1.00%	19.71%	10.65%	40.94%	3.33%	0.88%	74.26%	$301,170	$2,150
WAYN Wayne Savings Bancshares of OH	25.23%	38.14%	0.63%	17.24%	2.17%	0.38%	56.16%	$0	$250

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Credit Risk

Based on a comparison of credit quality measures, the Bank's credit risk exposure was considered to be somewhat more favorable in comparison to the Peer Group's. As shown in Table 3.5, the Bank's non-performing assets/assets and non-performing loans/loans ratios equaled 2.47% and 3.81%, respectively, versus comparable measures of 2.52% and 3.65% for the Peer Group medians. The ratio of REO to assets was the same for the Bank and the Peer Group median at 0.41%. First Federal reported more favorable reserve coverage ratios compared to the Peer Group, reporting higher reserves as a percent of loans, NPLs, and NPAs. Net loan charge-offs as a percent of loans were higher for the Bank, as net loan charge-offs as a percentage of loans for the Bank equaled 1.06% of loans versus 0.35% of loans for the Peer Group.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2012 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargeoffs ($000)	NLCs/ Loans (%)
First Federal of Port Angeles	0.41%	2.47%	3.81%	1.95%	51.15%	42.59%	$4,468	1.06%
All Public Companies								
Averages	0.54%	3.37%	4.04%	1.53%	53.92%	42.20%	$1,224	0.60%
Medians	0.22%	2.41%	3.14%	1.32%	41.67%	33.17%	$488	0.29%
State of WA								
Averages	1.53%	6.75%	6.97%	2.07%	39.37%	28.01%	$1,190	0.96%
Medians	1.55%	7.13%	7.45%	1.91%	30.62%	24.01%	$1,017	0.66%
Comparable Group								
Averages	0.72%	3.81%	4.72%	1.58%	43.88%	34.25%	$648	0.37%
Medians	0.41%	2.52%	3.65%	1.51%	42.70%	34.00%	$515	0.35%
Comparable Group								
EBMT Eagle Bancorp Montana of MT	0.72%	1.30%	1.02%	0.87%	85.35%	38.10%	335	0.73%
FCAP First Capital, Inc. of IN	0.13%	1.93%	2.88%	1.58%	54.89%	50.67%	96	0.14%
FCLF First Clover Leaf Fin Cp of IL	1.27%	3.78%	3.35%	1.47%	43.96%	28.85%	50	0.05%
FFNW First Fin NW, Inc of Renton WA	2.22%	10.77%	12.85%	2.17%	16.92%	13.43%	1032	0.63%
FSFG First Savings Fin Grp of IN	0.24%	2.40%	3.19%	1.32%	41.44%	34.71%	336	0.37%
HFFC HF Financial Corp of SD	0.14%	1.60%	2.47%	1.51%	61.12%	55.55%	745	-0.65%
HFBC HopFed Bancorp, Inc. of KY	0.13%	2.26%	3.95%	1.92%	48.50%	45.67%	441	0.32%
RIVR River Valley Bancorp of IN	0.59%	4.32%	5.94%	1.37%	23.06%	19.95%	1299	-0.03%
TSBK Timberland Bancorp, Inc. of WA	1.71%	7.13%	7.03%	2.11%	30.06%	22.30%	1561	1.14%
WAYN Wayne Savings Bancshares of OH	0.02%	2.64%	4.48%	1.50%	33.50%	33.29%	588	0.99%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure of the Bank versus the Peer Group. In terms of balance sheet composition, First Federal's interest rate risk characteristics were considered to be less favorable than the Peer Group. The Bank's equity-to-assets and IEA/IBL ratios were lower than the Peer Group, thereby implying a greater dependence on the yield-cost spread to sustain the net interest margin for the Bank. The Bank also reported a lower level of non-interest earning assets, which provides an indication of the earnings capabilities and interest rate risk of the balance sheet. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with more favorable balance sheet interest rate risk characteristics than currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Bank's equity-to-assets and IEA/IBL ratios.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2012 or Most Recent Date Available

Institution	Balance Sheet Measures			Quarterly Change in Net Interest Income (change in net interest income is annualized in basis points)					
	Tangible Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	6/30/2012	3/31/2012	12/31/2011	9/30/2011	6/30/2011	3/31/2011
First Federal of Port Angeles	10.0%	107.2%	5.3%	-4	6	-14	-20	12	-10
All Public Companies	12.0%	108.5%	6.2%	-1	-4	-1	0	4	-1
State of WA	10.6%	105.8%	7.6%	7	-3	2	-10	1	-5
Comparable Group Average	11.8%	108.2%	6.5%	0	-4	-1	-2	3	1
Comparable Group									
EBMT Eagle Bancorp Montana of MT	16.4%	110.4%	9.7%	-20	-7	8	-2	-2	18
FCAP First Capital, Inc. of IN	10.3%	106.9%	5.7%	-5	-11	-5	10	12	1
FCLF First Clover Leaf Fin Cp of IL	12.3%	108.5%	7.7%	6	2	7	-1	10	10
FFNW First Fin NW, Inc of Renton WA	18.4%	117.3%	5.1%	-9	17	2	-14	-1	7
FSFG First Savings Fin Grp of IN	12.5%	109.5%	6.3%	11	-6	-12	-15	12	0
HFFC HF Financial Corp of SD	7.8%	105.3%	6.0%	14	-34	-16	5	4	-17
HFBC HopFed Bancorp, Inc. of KY	11.8%	109.2%	4.4%	-6	-11	14	-3	10	-17
RIVR River Valley Bancorp of IN	8.2%	103.3%	6.3%	-10	12	-10	9	-25	16
TSBK Timberland Bancorp, Inc. of WA	11.4%	104.9%	8.5%	21	-3	-2	-3	0	-4
WAYN Wayne Savings Bancshares of OH	9.4%	106.2%	5.3%	-4	2	-2	-9	14	1

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for First Federal and the Peer Group. The relative fluctuations in the Bank's net interest income to average assets ratio were considered to be higher than the Peer Group and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.6, First Federal was viewed as maintaining a higher degree of interest rate risk exposure in the net interest margin. The stability of the Bank's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level of interest rate sensitive liabilities funding First Federal's assets.

Summary

Based on the above analysis and the criteria employed in the selection of the companies for the Peer Group, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of First Federal. In those areas where notable differences exist, we will apply appropriate valuation adjustments in the next section.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Bank's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines as reissued by the Office of the Comptroller of the Currency and which are relied upon by the Federal Reserve Board ("FRB") specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and, (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in First Federal's operations and financial condition; (2) monitor First Federal's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and First Federal's stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including First Northwest Bancorp's value, or First Northwest Bancorp's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of First Federal relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Bank's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Bank's IEA composition was somewhat less favorable, reflecting a lower concentration of loans and a higher concentration of cash and investments, resulting in a lower earnings capacity. Lending diversification into higher yielding types of loans (albeit higher risk loans) was more significant for the Peer Group, with such loans approximately 65% greater as a percent of assets than First Federal. This lower investment in loans and lower investment in higher risk loans resulted in First Federal reporting a lower risk weighted assets-to-assets ratio in comparison to the Peer Group's ratio, as well as all of the Peer Group members. The Bank's IEA composition also resulted in a lower yield earned on IEA. The Bank's cost of IBL was slightly lower than the Peer Group's cost of funds, notwithstanding the Bank's higher level of borrowings compared to the Peer Group. As a percent of assets, First Federal maintained a similar level of IEA and a higher level of IBL, given the lower pre-conversion equity position of the Bank. The Bank's IEA/IBL ratio of 107.3% was less favorable than the 110.4% ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should be comparable to the Peer Group's ratio. RP Financial concluded that A/L composition was a moderate downward factor in the adjustment for financial condition.

- Credit Quality. First Federal's ratio of NPAs/assets was slightly more favorable than the comparable Peer Group median ratio, while the NPLs/Loans ratio was slightly higher. Loan loss reserves as a percent of NPLs and NPAs were higher for the Bank. First Federal reported a higher ratio of loan loss reserves as a percent of loans; however the overall low loan balance (as a percent of assets) did not provide a significant measureable advantage in terms of reserve calculations. Net loan charge-offs as a percent of loans for the Bank were well above the Peer Group average and median ratios. As noted above, First Federal's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio. In addition, the Bank's loan portfolio composition was concentrated in lower risk residential assets, including MBS. Overall, RP Financial concluded that credit quality was a slightly positive factor in the adjustment for financial condition.

- Balance Sheet Liquidity. As of the valuation date, First Federal reported a higher level of cash and investment securities relative to the Peer Group, with the Bank's investments concentrated in MBS, a majority of which are carried as AFS. Following the infusion of stock proceeds, the Bank's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into shorter term investment securities while the Bank's portion of the proceeds will also be deployed into investments pending the longer term reinvestment into loans. The Bank's future borrowing capacity was considered to be somewhat lower than the Peer Groups', given the current level of borrowings currently utilized by the Bank in funding the asset base. Overall, RP Financial concluded that pro forma balance sheet liquidity was a neutral factor in our adjustment for financial condition.

- Funding Liabilities. First Federal's IBL composition reflected a similar concentration of deposits and higher use of borrowings relative to the comparable Peer Group ratios. Notwithstanding this funding structure, First Federal's cost of funds was slightly lower than the Peer Group's ratio. Total IBL as a percent of assets were higher for the Bank as compared to the Peer Group's ratio due to the lower pre-conversion equity ratio maintained by the Bank. Following the stock offering, the increase in the Bank's equity position will reduce the level of IBL funding the Bank's assets to a ratio that is in line with the Peer Group's ratio. Overall, RP Financial concluded that funding liabilities were a slightly negative factor in our adjustment for financial condition.

- Tangible Equity/ROE. First Federal currently operates with a lower tangible equity-to-assets ratio as compared to the Peer Group. Following the stock offering, First Federal's pro forma tangible equity position is expected to exceed the Peer Group's ratio, which will result in greater leverage potential. At the same time, the Bank's more significant equity surplus will likely result in a lower ROE, an unattractive metric from an investor view. On balance, RP Financial concluded that the tangible equity position was a neutral factor in our adjustment for financial condition.

On balance, First Federal's financial condition, taking into account the above factors, was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was applied for this valuation adjustment.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of a financial institution's earnings stream and the prospects and ability to generate future earnings, heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Profitability. For the most recent 12 month period, First Federal reported a sizeable net loss of $1.11 million, or 0.14% of average assets, versus average and median profitability of 0.52% and 0.44% of average assets for the Peer Group. The Bank's net losses were attributable a lower level of net interest income (caused by low interest income), and higher loan loss provisions, which was partially offset by the Bank's lower level of operating expenses, higher non-operating income, and a tax benefit, based on a comparison to the Peer Group averages and medians. The Peer Group reported slightly higher levels of interest expense and non-interest income. A key difference between the Bank and the Peer Group is First Federal's lower interest income ratio, a result of the lower loans/assets ratio, which is also evident in the Bank's lower yield on earning assets and overall yield/cost spread. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Bank's bottom line income, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company. The Bank's only slightly lower level of NPAs, which impacted the income statement in the most recent period through elevated loan loss provisions and loss of interest income, will remain as a potential negative factor in future earnings as additional loan loss reserves may be incurred. However, the Peer Group can also be expected to experience losses related to problem assets. On balance, RP Financial concluded that the Bank's reported earnings were a significantly negative factor in our adjustment for profitability, growth and viability of earnings.

- Core Profitability. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of core profitability. First Federal operated with a lower net interest income ratio and a similar level of non-interest operating income, based on a comparison to the Peer Group averages and medians. The lower revenues were mitigated to a limited extent by the Bank's lower operating expense ratio such that the Bank's efficiency ratio was modestly less favorable than the Peer Group's ratio. Loan loss provisions had a much larger impact on the Bank's earnings. The expected earnings benefits the Bank should realize from the redeployment of stock proceeds into IEA and leveraging of post-conversion equity will be somewhat negated by expenses associated with the stock benefit plans, as well as incremental costs associated with the growth oriented business plan. On balance we believe the Bank's core profitability was a moderately negative factor in this valuation adjustment.

- Interest Rate Risk. Quarterly changes in the net interest income ratio for First Federal indicated a slightly higher degree of volatility. Other measures of interest rate risk, such as tangible equity and the IEA/IBL ratio were less favorable than the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Bank with equity-to-assets and IEA/IBL ratios that will exceed the Peer Group ratios, as well as enhance the stability of the Bank's net interest margin through the reinvestment of stock proceeds into IEA. On balance, RP Financial concluded that interest rate risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a larger factor in the Bank's income statement over the most recent 12 month time period. In terms of future exposure to credit quality related losses, First Federal maintained a lower concentration of assets in loans and less lending diversification into higher credit risk loans. The Bank's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio, as well as all the Peer Group member ratios. NPAs were somewhat lower for the Bank compared to the Peer Group. Loss reserves were more favorable for the Bank in comparison to loans receivable, NPAs and NPLs. Net loan charge-offs over the last twelve months as a percent of loans were significantly higher for the Bank, both in dollar terms and as a percent of loans. Overall, RP Financial concluded that credit risk was a slightly positive factor in the adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. First Federal maintained a lower level of net interest income and lower interest rate spread as compared to the Peer Group. The Bank's earnings growth potential is limited by the current low loans/assets ratio, which can only be reversed through substantial growth in the loan portfolio – a key part of the future operating strategy. However, the timing of such loan growth, and quality of such loans to be obtained, remains uncertain. The infusion of stock proceeds will provide the Bank with greater leverage potential than the Peer Group. On balance, because of the limitation of the loans/assets ratio on earnings, we concluded that a moderate downward adjustment was warranted for this factor.

- Return on Equity. Currently, the Bank's trailing 12 month ROE on either a reported or core basis is substantially lower than the Peer Group's ROE. On a pro forma basis, immediately following the conversion the Bank's earnings increase will be limited whereas the equity will increase considerably, thus resulting in a lower pro forma ROE relative to the Peer Group. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, First Federal's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was warranted for profitability, growth and viability of earnings.

3. Asset Growth

First Federal's assets increased at an annual rate of 3.2% during the most recent 12 month period, while the Peer Group's assets decreased by 0.8% over the same time period, showing a limited difference. Four of the ten Peer Group companies reported increases in assets, with the highest growth of a peer member at 12.12%. On a pro forma basis, First Federal's tangible equity-to-assets ratio will exceed the Peer Group's tangible equity-to-assets ratio, indicating greater leverage capacity for the Bank. On balance, we concluded that no adjustment was warranted for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. First Federal's primary market area for loans and deposits is considered to be the North Olympic Peninsula region of Washington where the Bank maintains its branch network and LPO. Within this market, the Bank faces significant competition for loans and deposits from both community based institutions and larger regional financial institutions, which provide a broader array of services and have significantly larger branch networks. However, the Peer Group companies by virtue of their relatively comparable size relative to First Federal also face numerous and/or large competitors.

Demographic and economic trends and characteristics in the Bank's primary market area are relatively less favorable than the primary market areas served by the Peer Group companies (see Exhibit III-2). In this regard, the total population of Clallam County is lower than the median and significantly lower than the average primary market of the Peer Group. In addition, historical population growth rates in Clallam County reflect no change, respectively, over the 2010-2011 period versus growth rates of an average and median of 0.7% and 0.8% in the Peer Group market areas. Forecasted population growth rates for the Bank's market at 2.6% remain below the Peer Group companies based on average and median projected growth of 3.5% and 3.7% for the 2011 to 2016 period. Per capita income levels in Clallam County were within the lower end of the range exhibited by the average and median of the Peer Group's markets, but as a percentage of the state average, Clallam County falls below both the average and medians of the Peer Group. The deposit market share exhibited by the Bank in Clallam County was above the Peer Group average and median, however, indicative of the smaller market within which the Bank operates. Unemployment rates for the markets served by the Peer Group companies were more favorable than Clallam County.

The limited size of the Bank's current market area in terms of population and economic base is an unfavorable comparison to the Peer Group companies. The Bank's operations are relatively isolated on the North Olympic Peninsula region, given the separation from the Seattle metropolitan area caused by the Puget Sound and the Strait of Juan de Fuca. This factor substantially limits the sources for loans, both residential and commercial, which are the focus of future lending activities. In response, First Federal has recently opened a branch in Kitsap County (Poulsbo) and an LPO in Whatcom County (Bellingham). Access to these locations and higher potential for loan sources is a key factor for future success. However, there remains significant uncertainty as to the timing and level of loan originations to be obtained in these new markets.

On balance, we concluded that a moderate downward adjustment was appropriate for the Bank's market area.

5. Dividends

At this time the Bank has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Seven of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.98% to 4.83%. The median dividend yield on the stocks of the Peer Group institutions was 2.92% as of November 9, 2012, representing a median payout ratio of 32.10% of core earnings. As of November 9, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting a median yield of 1.04%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

The Bank will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $26.5 million to $142.4 million as of November 9, 2012, with average and median market values of $57.9 million and $46.4 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.5 million to 18.8 million, with average and median shares outstanding of 6.2 million and 5.5 million, respectively. The Bank's conversion offering at the midpoint is expected to provide for pro forma shares outstanding that will be higher than the average and median shares outstanding indicated for the Peer Group companies. Likewise, the market capitalization of the Bank at the midpoint of the offering range will be higher than the Peer Group average and median values. Like all of the Peer Group companies, the Company's stock is expected to be quoted on NASDAQ following the conversion offering. Based on the above factors and the comparability of the anticipated trading market on NASDAQ, we concluded that no valuation adjustment was warranted for this factor.

7. Marketing of the Issue

We believe that three separate markets exist for thrift stocks, including those coming to market such as First Federal's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; and, (C) the acquisition market for thrift franchises in Washington. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues, and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline, included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappointing employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April, supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. The downward in the broader stock market continued heading into mid-May, as concerns about Greece and Spain weighted on investor sentiment and a large trading loss disclosed by J.P. Morgan rattled financial markets. Concerns over Europe's intensifying debt crisis pulled stocks lower at the close of May 2012, which capped the largest monthly decline in the DJIA in two years. Stocks plunged at the start of June, as investors reacted to the weaker than expected jobs data for May which included a slight increase in the national unemployment rate. After the DJIA moved into negative territory for 2012, stocks rebounded heading into mid-June on hopes that central banks in both the U.S. and Europe would intervene to battle slowing economic growth and worsening problems in the euro zone. Volatility prevailed in the broader stock market in mid-June, reflecting investor uncertainty over Spain's planned bank bailout and the Federal Reserve's willingness to take more measures to stimulate the economy. Weak economic reports from Europe, China and the U.S., along with ongoing concerns over the debt crisis in Europe, drove stocks lower heading into late-June. Some positive readings for the housing sector and Euro finance ministers agreeing to the terms of a bailout for Spain's troubled banks helped to lift stocks at the close of the second quarter.

A weak employment for June sent stocks lower at the start of the third quarter of 2012. The downward trend in stocks continued going into mid-July, as more signs that the economy was stalling weighed on investors. Some strong second earnings reports coming out of the tech sector, better-than-expected second quarter earnings reported by J.P. Morgan and increased expectations of the Federal Reserve taking new steps to stimulate the economy supported a mid-July rebound in the stock market. Weak economic data points in the U.S. and Europe and more euro zone concerns after Moody's lowered its outlook for Germany contributed to three consecutive triple digit declines in the DJIA heading into late-July, which was followed by a two-day rally as relatively modest second quarter GDP growth of 1.5% met expectations and increased hopes of further stimulus by the Federal Reserve. Stocks traded lower at the close of July and at the beginning of August and then rallied on the stronger-than-expected jobs report for July, as employers hired the most workers in five months. The DJIA hit a three month high going into mid-August, as worries about Europe's sovereign debt crisis ebbed and a Federal Reserve official called for additional stimulus by the Federal Reserve to boost economic growth. Low inflation reflected in the July core consumer price index and an early-August survey showing an increase in consumer confidence contributed to a mild stock market rally in mid-August. New signs of weakness in the global economy pushed stocks lower heading into the second half of August, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy. Escalating fears about Europe's economy push the DJIA to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary. News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years. Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September. Stocks rallied following the Federal Reserve's mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities, with the DJIA posting its highest close since December 2007. Following the rally, stocks traded in a narrow range and then dipped in late-September on renewed concerns over financial bailouts in the euro zone. Mixed reports on euro zone debt issues provided for a trendless market to close out the third quarter of 2012. At the start of the fourth quarter, stocks traded up on some better-than-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44 month low of 7.8%. Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season. Favorable readings for September retail sales and residential home construction contributed to a four day upturn in the broader stock market during mid-October, which was followed by a sell-off heading into late-October. Disappointing third quarter earnings reports posted by some blue chip stocks was noted as the primary factor driving the downturn. On November 9, 2012, the DJIA closed at 12,815.39, an increase of 8.8% from one year ago and an increase of 3.4% year-to-date and the NASDAQ closed at 2,904.87, an increase of 10.8% from one year ago and an increase of 9.7% year-to-date. The Standard & Poor's 500 Index closed at 1,379.85 on November 9, 2012, an increase of 12.3% from one year ago and an increase of 8.0% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Some encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress tests" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range, also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014. J.P Morgan's disclosure of a large trading loss rattled financial stocks in general in mid-May 2012, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May. The disappointing job numbers for May accelerated the downturn in thrift stocks at the start of June, which was followed by an uneven performance that was consistent with the volatility of the broader stock market. A Moody's downgrade of five large U.S. banks, along with weakness in the broader stock market, weighed on thrift stocks heading into late-June. Thrift stocks posted gains along with the broader stock market at the close of the second quarter, as the sector benefitted from some upbeat reports for the housing sector and the restructuring of a bailout of Spain's troubled banks.

Thrift stocks traded lower in early-July 2012, as weaker-than-expected job growth reflected in the June employment report raised concerns that the economy was stalling. Mixed earnings reports coming out of the thrift sector provided for a narrow trading range for thrift stocks through the first half of July, with a large portion of the sector experiencing a decline in revenues from interest rate spread compression. Thrift stocks faltered along with the broader stock market heading into late-July, as rising concerns in Europe hurt investor confidence. Assurances from the European Central Bank president of effective intervention and heightened expectations of further stimulus by the Federal Reserve helped to boost thrift stocks along with the broader stock market in late-July. After stumbling at the start of August following more weak economic data, thrift stocks rebounded on the better-than-expected job growth reported in the August employment report. Signs of an improving housing market, including a 6% rise in second quarter home prices, provided a boost to thrift stocks heading into mid-August. Thrift stocks edged higher in mid-August, as the July consumer price index indicated that inflation remained in check. Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading ban for the thrift sector heading in to late-August. M&T Bank Corp's announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August. Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank's unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August. Financial stocks led the broader stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve's announcement of a third round of quantitative easing. Following the upturn, thrift stocks stabilized heading into the end of the third quarter. Thrift stocks traded in a narrow range to close out the third quarter of 2012 and then traded up at the start of the fourth quarter, as some of the September economic data showed indications of an improving economy. Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan's and Well Fargo's third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general. An increase in residential home construction during September boosted thrift stocks in mid-October, which was followed by a slight pullback in the sector as investors reacted to mixed economic reports for third quarter GDP growth and pending sales of existing homes. On November 9, 2012, the SNL Index for all publicly-traded thrifts closed at 541.4, an increase of 16.3% from one year ago and an increase of 10.6% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Bank's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, two standard conversion offerings and three second-step conversion offering have been completed, as shown in Table 4.1. The two standard conversion offerings are considered to be more relevant for our analysis. Both offerings were completed in October 2012. The two standard conversion offerings were completed at an average of 110% of the midpoint valuation range, raising an average of $34.5 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 56.8%, and closed at an average of 31.0% above the offering price after one week of trading.

Shown in Table 4.2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 71.94%, based on closing stock prices as of November 9, 2012.

Table 4.1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.	
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)
Standard Conversions												
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	$ 316	11.22%	1.96%	42%	$ 37.0	100%	132%	3.2%	N.A.	N.A.
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	$ 233	13.78%	0.16%	1131%	$ 31.9	100%	89%	4.8%	N.A.	N.A.
Averages - Standard Conversions:			$ 275	12.50%	1.06%	586%	$ 34.5	100%	110%	4.0%	N.A.	N.A.
Medians - Standard Conversions:			$ 275	12.50%	1.06%	586%	$ 34.5	100%	110%	4.0%	N.A.	N.A.
Second Step Conversions												
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	$ 654	9.52%	2.27%	75%	$ 36.4	55%	132%	4.2%	N.A.	N.A.
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	$ 479	12.06%	1.70%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.
Sound Financial Bancorp, Inc., - WA* (8)	8/23/12	SFBC-NASDAQ	$ 349	8.45%	2.81%	56%	$ 14.2	55%	105%	11.4%	N.A.	N.A.
Averages - Second Step Conversions:			$ 494	10.01%	2.26%	64%	$ 25.9	55%	117%	6.8%	N.A.	N.A.
Medians - Second Step Conversions:			$ 479	9.52%	2.27%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.
Averages - All Conversions:			$ 406	11.01%	1.79%	273%	$ 29.3	73%	114%	5.7%	N.A.	N.A.
Medians - All Conversions:			$ 349	11.22%	1.91%	59%	$ 31.9	55%	113%	4.8%	N.A.	N.A.

Institution	Insider Purchases (% Off Incl. Fdn.+Merger Shares): Benefit Plans ESOP (%)	Recog. Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(1)	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(2)(5) P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac. Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)
Standard Conversions												
Hamilton Bancorp, Inc. - MD*	8.0%	4.0%	10.0%	4.3%	0.00%	57.9%	NM	10.7%	-0.2%	18.6%	-0.9%	$10.00
Madison County Financial, Inc. - NE*	8.0%	4.0%	10.0%	11.9%	0.00%	55.7%	10.1x	12.3%	1.2%	22.2%	5.4%	$10.00
Averages - Standard Conversions:	8.0%	4.0%	10.0%	8.1%	0.00%	56.8%	10.1x	11.5%	0.5%	20.4%	2.3%	$10.00
Medians - Standard Conversions:	8.0%	4.0%	10.0%	8.1%	0.00%	56.8%	10.1x	11.5%	0.5%	20.4%	2.3%	$10.00
Second Step Conversions												
Malvern Bancorp, Inc., - PA*	0.0%	0.0%	0.0%	0.7%	0.00%	67.5%	134.24	9.5%	0.1%	14.1%	0.5%	$10.00
LaPorte Bancorp, Inc., - IN*	8.0%	4.0%	10.0%	0.8%	2.00%	69.1%	14.11	9.9%	0.7%	14.6%	4.4%	$8.00
Sound Financial Bancorp, Inc., - WA* (8)	8.0%	4.0%	10.0%	1.7%	0.00%	65.5%	12.63	7.2%	0.6%	11.0%	5.1%	$10.00
Averages - Second Step Conversions:	5.3%	2.7%	6.7%	1.1%	0.67%	67.4%	53.7x	8.9%	0.5%	13.2%	3.3%	$9.33
Medians - Second Step Conversions:	8.0%	4.0%	10.0%	0.8%	0.00%	67.5%	14.1x	9.5%	0.6%	14.1%	4.4%	$10.00
Averages - All Conversions:	6.4%	3.2%	8.0%	3.9%	0.40%	63.2%	42.8x	9.9%	0.5%	16.1%	2.9%	$9.60
Medians - All Conversions:	8.0%	4.0%	10.0%	1.7%	0.00%	65.5%	13.4x	9.9%	0.6%	14.6%	4.4%	$10.00

Institution	Post-IPO Pricing Trends (Closing Price): First Trading Day ($)	% Chge (%)	After First Week(3) ($)	% Chge (%)	After First Month(4) ($)	% Chge (%)	Thru 11/9/12 ($)	% Chge (%)
Standard Conversions								
Hamilton Bancorp, Inc. - MD*	$11.90	19.0%	$11.65	16.5%	$11.25	12.5%	$11.26	12.5%
Madison County Financial, Inc. - NE*	$14.89	48.9%	$14.55	45.5%	$14.51	45.1%	$14.60	45.0%
Averages - Standard Conversions:	$13.40	34.0%	$13.10	31.0%	$12.88	28.8%	$12.93	28.8%
Medians - Standard Conversions:	$13.40	34.0%	$13.10	31.0%	$12.88	28.8%	$12.93	28.8%
Second Step Conversions								
Malvern Bancorp, Inc., - PA*	$11.00	10.0%	$10.73	7.3%	$10.70	7.0%	$10.70	7.0%
LaPorte Bancorp, Inc., - IN*	$8.80	10.0%	$8.65	8.1%	$8.70	8.7%	$8.60	7.5%
Sound Financial Bancorp, Inc., - WA* (8)	$10.23	2.3%	$10.40	4.0%	$10.10	1.0%	$10.26	2.6%
Averages - Second Step Conversions:	$10.01	7.4%	$9.93	6.5%	$9.83	5.6%	$9.85	5.7%
Medians - Second Step Conversions:	$10.23	10.0%	$10.40	7.3%	$10.10	7.0%	$10.26	7.0%
Averages - All Conversions:	$11.36	18.0%	$11.20	16.3%	$11.05	14.9%	$11.08	14.9%
Medians - All Conversions:	$11.00	10.0%	$10.73	8.1%	$10.70	8.7%	$10.70	7.5%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan. "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

November 9, 2012

Table 4.2
Market Pricing Comparatives
Recent Conversions Completed Last Three Months
As of November 9, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
	Price/ Share(1)	Market Value	12 Month EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/Core	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	Tang. Eq./ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
All Non-MHC Public Companies(7)																				
Averages	$13.16	$288.13	$0.15	$15.01	19.14x	87.86%	11.05%	94.21%	21.87x	$0.21	1.58%	25.24%	$2,449	12.12%	11.50%	3.39%	0.30%	1.94%	0.12%	-0.06%
Medians	$12.72	$75.07	$0.37	$14.81	17.70x	83.98%	10.92%	87.24%	18.72x	$0.12	1.04%	0.00%	$792	12.91%	11.40%	2.48%	0.40%	3.45%	0.30%	2.31%
Comparable Group																				
Averages	$11.06	$48.28	$0.45	$15.97	15.16x	69.07%	11.60%	71.94%	14.24x	$0.06	0.64%	11.32%	$432	16.65%	16.09%	2.97%	0.51%	2.94%	0.48%	2.89%
Medians	$10.70	$46.30	$0.57	$15.59	14.10x	66.15%	10.64%	72.25%	14.65x	$0.08	0.78%	14.29%	$360	16.08%	14.58%	2.97%	0.40%	3.58%	0.57%	4.36%
Comparable Group																				
HBK Hamilton Bancorp, Inc. of MD	$11.25	$41.66	($0.16)	$18.05	NM	62.33%	12.00%	65.18%	NM	$0.00	0.00%	NM	$347	19.25%	18.57%	2.41%	-0.09%	-0.46%	-0.17%	-0.89%
LPSB LaPorte Bancorp, Inc. of IN	$8.60	$52.87	$0.57	$13.00	14.10x	66.15%	10.64%	74.33%	15.09x	$0.12	1.40%	19.67%	$502	16.08%	14.58%	1.70%	0.75%	4.68%	0.70%	4.36%
MCBK Madison County Financial of NE	$14.50	$46.30	$0.99	$18.40	13.06x	78.80%	17.81%	80.69%	14.65x	$0.00	0.00%	0.00%	$260	22.60%	22.18%	NA	1.36%	6.03%	1.22%	5.40%
MLVF Malvern Bancorp, Inc. of PA	$10.70	$70.18	$0.07	$14.81	NM	72.25%	10.19%	72.25%	NM	$0.11	1.03%	NM	$689	14.10%	14.10%	3.53%	0.12%	0.89%	0.07%	0.50%
SFBC Sound Financial Bancorp, Inc. of WA	$10.26	$30.37	$0.79	$15.59	18.32x	65.81%	7.38%	67.23%	12.99x	$0.08	0.78%	14.29%	$360	11.22%	11.01%	4.23%	0.40%	3.58%	0.57%	5.08%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

C. The Acquisition Market

Also considered in the valuation was the potential impact on First Federal's stock price of recently completed and pending acquisitions of other thrift institutions operating in Washington. As shown in Exhibit IV-4, there were five thrift acquisitions completed from the beginning of 2000 through November 9, 2012, and there are currently no acquisitions pending of a Washington savings institution. Additionally, there were 35 acquisitions of commercial banks in Washington over the corresponding timeframe. The recent acquisition activity may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Bank's market and, thus, are subject to the same type of acquisition speculation that may influence First Northwest Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in First Federal's stock would tend to be less, compared to the stocks of the Peer Group companies.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for standard conversions and the acquisition market. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

The Bank's management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of the First Federal's Board of Directors and senior management. The financial characteristics of the Bank suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure. The Bank currently does not have any senior management positions that are vacant.

Overall, the returns, equity positions, and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies.

Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted regulated institution, First Federal will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Moderate Downward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Moderate Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology originally promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for the foundation, reinvestment rate, effective tax rate, stock benefit plan assumptions, and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it the most significant weight among the valuation approaches. Given certain similarities between the Bank's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Bank; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value, taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding, excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends, and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed previously and the dilutive impact of the stock contribution to the Foundation, RP Financial concluded that, as of November 9, 2012, the aggregate pro forma market value of First Northwest Bancorp's conversion stock, inclusive of the shares issued to the Foundation, equaled $75.2 million at the midpoint, equal to 7,520,000 shares at $10.00 per share. The $10.00 per share price was determined by the First Federal Board. Before factoring in the shares issued to the Foundation, the size of the offering at the midpoint value is equal to $70.0 million, or 7,000,000 shares.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank reported a net loss equal to $1.11 million for the twelve months ended September 30, 2012. In deriving First Federal's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of investment securities ($344,000), a recovery on loan servicing expenses ($550,000), and net impairment losses on investment securities ($249,000). We chose not to exclude gains on the sale of loans ($1.4 million), as this is a recurring event for the Bank. As shown in the table below, on a tax-effected basis, assuming an effective marginal tax rate of 34.0% for the earnings adjustments, the Bank's core earnings were determined to equal a net loss of $1.53 million for the twelve months ended September 30, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net Income(Loss)	$(1,105)
Deduct: Gain on Sale of Investment Securities	(344)
Deduct: Recovery on Loan Servicing Expenses	(550)
Add: Net Impairment Losses on Investment Securities	249
Tax Effect (1)	219
Core Earnings Estimate	$(1,531)

(1) Tax effected at 34.0%.

Based on the Bank's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank's pro forma reported and core P/E multiples were deemed not meaningful due to the net loss on a reported and core basis, thus we were unable to apply the P/E method in the valuation of First Federal. The Peer Group exhibited average reported and core earnings multiples of 19.94 times and 20.45 times, respectively (see Table 4.3). In comparison, the Peer Group's median reported and core earnings multiples were 17.87 times and 18.67 times, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Bank's pro forma book value. Based on the $75.2 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 54.17%, respectively. In comparison to the average P/B and P/TB ratios for the Peer Group of 76.35% and 81.05%, the Company's ratios reflected a discount of 29.1% on a P/B basis and a discount of 33.2% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 72.86% and 76.43%, respectively, the Bank's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 25.7% and 29.1%, respectively. At the top of the super range or supermaximum, the Bank's P/B and P/TB ratios both equaled 62.70%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 17.9% and 22.6%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Bank's P/B and P/TB ratios at the top of the super range reflected discounts of 13.9% and 18.0%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable in consideration of the Bank's higher pro forma equity ratio and in consideration of the trading of recent standard conversions.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio, which is computed herein. At the $75.2 million midpoint of the valuation range, the Bank's value equaled 8.93% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 8.81%, which implies a premium of 1.4% has been applied to the Bank's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 7.58%, the Bank's pro forma P/A ratio at the midpoint value reflects a premium of 17.8%.

Table 4.3
Public Market Pricing
First Federal of Port Angeles and the Comparables
As of November 9, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)								
			Core	Book													Reported		Core		
	Price/	Market	12 Month	Value/						Amount/		Payout	Total	Equity/	Tang. Eq./	NPAs/					Offering
	Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE	Proceeds
	($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
First Federal of Port Angeles																					
Superrange	$ 10.00	$99.58	($0.27)	$15.95	NM	62.70%	11.55%	62.70%	NM	$0.00	0.00%	0.00%	$862	18.43%	18.43%	2.24%	-0.27%	-1.45%	-0.32%	-1.71%	$92.58
Maximum	$ 10.00	$86.54	($0.30)	17.12	NM	58.41%	10.16%	58.41%	NM	$0.00	0.00%	0.00%	851	17.40%	17.40%	2.27%	-0.25%	-1.45%	-0.30%	-1.73%	$80.50
Midpoint	$ 10.00	$75.20	($0.32)	18.46	NM	54.17%	8.93%	54.17%	NM	$0.00	0.00%	0.00%	842	16.48%	16.48%	2.29%	-0.24%	-1.45%	-0.29%	-1.75%	$70.00
Minimum	$ 10.00	$63.86	($0.36)	20.28	NM	49.31%	7.67%	49.31%	NM	$0.00	0.00%	0.00%	833	15.55%	15.55%	2.32%	-0.22%	-1.45%	-0.28%	-1.77%	$59.50
All Non-MHC Public Companies(7)																					
Averages	$13.16	$288.13	$0.15	$15.01	19.14x	87.86%	11.05%	94.21%	21.87x	$0.21	1.58%	25.24%	$2,449	12.12%	11.50%	3.39%	0.30%	1.94%	0.12%	-0.06%	
Medians	$12.72	$75.07	$0.37	$14.81	17.70x	83.98%	10.92%	87.24%	18.72x	$0.12	1.04%	0.00%	$792	12.91%	11.40%	2.48%	0.40%	3.45%	0.30%	2.31%	
All Non-MHC State of WA (7)																					
Averages	$11.11	$300.14	$0.28	$13.73	19.00x	78.34%	9.65%	84.53%	18.47x	$0.05	0.34%	6.61%	$2,455	9.31%	8.64%	6.75%	0.07%	3.07%	-0.13%	-1.70%	
Medians	$11.10	$41.20	$0.25	$15.25	18.32x	69.17%	9.60%	74.92%	13.07x	$0.00	0.00%	0.00%	$772	11.35%	11.23%	7.13%	0.32%	2.32%	0.31%	1.49%	
Comparable Group																					
Averages	$11.69	$57.91	$0.49	$14.96	19.94x	76.35%	8.81%	81.05%	20.45x	$0.29	2.28%	28.81%	$667	12.49%	11.91%	3.81%	0.48%	4.12%	0.32%	2.74%	
Medians	$9.80	$46.40	$0.33	$13.74	17.87x	72.86%	7.58%	76.43%	18.67x	$0.26	2.92%	32.10%	$562	12.04%	11.66%	2.52%	0.41%	4.03%	0.24%	1.97%	
Comparable Group																					
EBMT Eagle Bancorp Montana of MT	$10.45	$40.54	$0.19	$13.83	18.66x	75.56%	12.38%	75.56%	NM	$0.29	2.78%	51.79%	$327	16.39%	16.39%	1.30%	0.65%	4.08%	0.22%	1.38%	
FCAP First Capital, Inc. of IN	$20.15	$56.12	$1.25	$18.62	13.71x	108.22%	12.37%	120.73%	16.12x	$0.76	3.77%	51.70%	$454	11.45%	10.39%	1.93%	0.92%	8.05%	0.79%	6.84%	
FCLF First Clover Leaf Fin Cp of IL	$6.26	$47.95	$0.11	$10.21	28.45x	61.31%	8.91%	72.45%	NM	$0.24	3.83%	NM	$538	14.54%	12.59%	3.78%	0.30%	2.15%	0.15%	1.08%	
FFNW First Fin NW, Inc of Renton WA	$7.57	$142.35	$0.17	$9.79	39.84x	77.32%	14.25%	77.32%	NM	$0.00	0.00%	0.00%	$999	18.43%	18.43%	10.77%	0.33%	1.97%	0.30%	1.76%	
FSFG First Savings Fin Grp of IN	$19.00	$44.84	$1.52	$27.08	12.03x	70.16%	7.64%	80.03%	12.50x	$0.00	0.00%	0.00%	$587	13.80%	12.63%	2.40%	0.68%	5.01%	0.66%	4.82%	
HFFC HF Financial Corp of SD	$12.70	$89.61	$0.41	$13.72	17.40x	92.57%	7.51%	96.95%	30.98x	$0.45	3.54%	61.64%	$1,193	8.12%	7.78%	1.60%	0.43%	5.39%	0.24%	3.03%	
HFBC HopFed Bancorp, Inc. of KY	$8.15	$61.15	$0.34	$13.75	12.73x	59.27%	5.96%	59.49%	23.97x	$0.08	0.98%	12.50%	$1,026	11.83%	11.80%	2.26%	0.46%	4.10%	0.24%	2.18%	
RIVR River Valley Bancorp of IN	$17.38	$26.50	$0.31	$18.78	20.94x	92.55%	6.49%	92.84%	NM	$0.84	4.83%	NM	$408	8.23%	8.22%	4.32%	0.31%	3.82%	0.12%	1.43%	
TSBK Timberland Bancorp, Inc. of WA	$6.05	$42.62	$0.15	$10.38	18.33x	58.29%	5.85%	63.48%	NM	$0.00	0.00%	0.00%	$729	12.24%	11.52%	7.13%	0.32%	2.66%	0.14%	1.21%	
WAYN Wayne Savings Bancshares of OH	$9.15	$27.40	$0.49	$13.41	17.26x	68.23%	6.70%	71.65%	18.67x	$0.28	3.06%	52.83%	$409	9.82%	9.40%	2.64%	0.39%	3.99%	0.36%	3.69%	

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Comparison to Recent Offerings

As indicated at the beginning of this section, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings cannot be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals), as well as the negative core earnings reported by the Bank for the twelve months ended September 30, 2012.

As discussed previously, two standard conversion offerings have been completed in the last three months and closed at an average of 110% of the midpoint valuation range, raising an average of $34.5 million of gross proceeds. These two offerings closed at an average pro forma price/tangible book ratio of 56.8%, and closed at an average of 31.0% above the offering price after one week of trading. In comparison to the 56.8% average closing forma P/TB ratio of the two recent standard conversions, the Bank's P/TB ratio of 54.17% at the midpoint value reflects an implied discount of 4.6%. At the top of the super range, the Bank's pro forma P/TB ratio of 62.70% reflects an implied premium of 10.4% relative to the two recent standard conversions average P/TB ratio at closing. Through November 9, 2012, these two conversion stocks were trading at an average price/tangible book ratio of 72.94%. In comparison, the Bank's pro forma price/tangible book ratio at the appraised midpoint value (54.17%) reflects a discount of 25.7% and at the supermaximum of the range (62.70%) reflects a discount of 14.0%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 9, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering and including the contribution to the Foundation is $75,200,000 at the midpoint, equal to 7,520,000 shares at $10.00 per share. The resulting range of value and pro forma shares are based on $10.00 per share and includes the contribution to the Foundation, which is set forth in the table on the following page. The Foundation will be funded with $400,000 in cash and the remainder in shares of common stock so that the total amount contributed is equal to 8% of the gross offering proceeds received by the Company in the offering.

First Northwest Bancorp
Standard Conversion Offering @ $70.0 Million Midpoint

	Total Shares	Offering Shares	Foundation Shares
Shares			
Supermaximum	9,958,100	9,257,500	700,600
Maximum	8,654,000	8,050,000	604,000
Midpoint	7,520,000	7,000,000	520,000
Minimum	6,386,000	5,950,000	436,000
Distribution of Shares			
Supermaximum	100.00%	92.96%	7.04%
Maximum	100.00%	93.02%	6.98%
Midpoint	100.00%	93.09%	6.91%
Minimum	100.00%	93.17%	6.83%
Aggregate Market Value(1)			
Supermaximum	$99,581,000	$92,575,000	$7,006,000
Maximum	86,540,000	80,500,000	6,040,000
Midpoint	75,200,000	70,000,000	5,200,000
Minimum	63,860,000	59,500,000	4,360,000

(1) Based on offering price of $10.00 per share.

Based on the pro forma valuation, the number of shares of common stock offered for sale will range from a minimum of 5,950,000 shares to a maximum of 8,050,000 shares, with a midpoint offering of 7,000,000 shares. Based on an offering price of $10.00 per share, the amount of the offering will range from a minimum of $59,500,000 to a maximum of $80,500,000 with a midpoint of $70,000,000. If market conditions warrant, the number of shares offered can be increased to an adjusted maximum or supermaximum of 9,257,500 shares (equal to an offering of $92,575,000 at the offering price of $10.00 per share. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.



EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Map of Branch Office Network
I-2	Audited Financial Statements
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Interest Rate Risk Analysis
I-8	Contractual Maturity By Loan Type
I-9	Loan Portfolio Composition
I-10	Fixed Rate and Adjustable Rate Loans
I-11	Loan Originations, Purchases, Sales, and Repayments
I-12	Non-Performing Assets
I-13	Deposit Composition
I-14	CDs by Rate and Maturity
I-15	Borrowing Activity
II-1	Description of Office Facilities
II-2	Historical Interest Rates
II-3	Market Area Demographic/Economic Information
II-4	Market Area Employment by Sector

LIST OF EXHIBITS (continued)

Exhibit Number	Description
III-1	General Characteristics of Publicly-Traded Institutions
III-2	Peer Group Summary Demographic and Deposit Market Share Data
IV-1	Stock Prices: As of November 9, 2012
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement


EXHIBIT I-1
First Northwest Bancorp
Map of Branch Office Network

Exhibit I-1 - Map of Branch Network



Whatcom
Baker Lake
Bow
Saanich
Victoria
Anacortes
Padilla Bay
Skagit
Mt Vernon
Metchosin
Strait of Juan de Fuca
Makah I.R.
Oak Harbor
Darring
Arlington
Crescent
Port Townsend
Tulalip I.R.
Marysville
Lake Ozette
Clallam
Lake Crescent
Snohomish
Discovery Bay
Everett
Lake Mills
Forks
Washington Islands Wilderness
Buckhorn Wilderness
Edmonds
Gold Bar
Olympic National Park
Puget Sound
Shoreline
Poulsbo
Jefferson
Olympic Peninsula
Green Lake
Hood Canal
Seattle
Bellevue
Kitsap
Bremerton
Renton
North Bend
King
Lake Quinault
Quinault I.R.
Olympic National Forest
Lake Cushman
Shorewood
Kent
Mason
Des Moines
Copalis Rock National Wildlife Refuge
Covington
Tacoma
University Place
Humptulips
Shelton
Lakewood
Grays Harbor
Enumclaw
Parkland
Olympia
Fort Lewis Military Reservation
Elma
Ocean Shores
Aberdeen
Lacey
Pierce
Crescent Lake
Thurston
Mount Rainier National Park
Westport
Rochester
Centralia
Willapa Bay
Pacific
Lewis
Chehalis
Morton
Use, duplication, or sale of this service, or data contained herein, except as described in the SNL Subscription Agreement, is strictly prohibited.
SNL



EXHIBIT I-2
First Northwest Bancorp
Audited Financial Statements

[Incorporated by Reference]

Exhibit I-3
First Northwest Bancorp
Key Operating Ratios

	At or For the Three Months Ended September 30,		At or For the Year Ended June 30,				
	2012	2011	2012	2011	2010	2009	2008
Selected Financial Ratios and Other Data:							
Performance ratios:							
Return on assets (ratio of net income (loss) to average total assets)[5]	0.33 %	(0.12)%	(0.26)%	0.52%	0.00%	0.11%	0.21%
Return on equity (ratio of net income (loss) to average equity)[5]	3.25	(1.13)	(2.52)	5.17	0.00	1.09	2.11
Yield on average interest-earning assets	3.58	3.92	3.80	4.19	4.90	5.77	6.49
Rate paid on average interest-bearing liabilities	1.02	1.24	1.13	1.31	1.87	2.76	3.74
Interest rate spread information:							
Average during period	2.55	2.68	2.67	2.88	3.03	3.01	2.75
End of period	2.75	2.74	2.66	2.86	3.22	2.88	2.77
Net interest margin[1]	2.68	2.81	2.79	3.02	3.21	3.29	2.87
Operating expense to average total assets	2.3	2.6	2.7	2.6	3.1	3.0	2.6
Efficiency ratio[2]	74.5	83.2	83.3	76.7	85.7	87.8	90.3
Average interest-earning assets to average interest-bearing liabilities	113.9	112.2	112.2	111.5	110.8	111.1	102.7
Asset quality ratios:							
Nonperforming assets to total assets at end of period[3]	1.8	2.6	1.7	2.2	2.6	1.3	0.1
Nonperforming loans to total gross loans[4]	2.6	3.2	2.5	2.8	3.5	1.7	0.1
Allowance for loan losses to nonperforming loans[4]	74.3	41.0	72.8	39.4	38.3	34.6	220.9
Allowance for loan losses to gross loans receivable	1.9	1.3	1.8	1.1	1.3	0.6	0.3
Net charge-offs (recoveries) to average outstanding loans.	(0.1)	0.2	1.3	0.6	0.2	0.1	--
Capital ratios:							
Equity to total assets at end of period	10.0	10.2	10.0	10.3	9.8	9.7	10.1
Average equity to average assets	10.0	10.3	10.2	10.0	9.6	10.0	9.8
Other data:							
Number of full service offices	9	8	9	8	9	9	9
Full-time equivalent employees	160	146	152	152	149	205	191
Average total assets (based on three and 12 month-ends)	$779,675	$754,320	$763,397	$752,096	$739,230	$722,006	$730,841
Average total equity (based on three and 12 month-ends)	78,092	77,617	77,903	75,365	71,166	71,870	71,426
Average outstanding loans, net	408,126	419,053	412,262	447,677	513,152	552,563	566,889
Average outstanding gross loans	416,137	424,194	418,954	454,736	520,185	556,057	567,736

(1) Net interest income divided by average interest-earning assets.
(2) Total noninterest expense as a percentage of net interest income and total other noninterest income.
(3) Nonperforming assets consists of nonperforming loans (which include nonaccruing loans and accruing loans more than 90 days past due), foreclosed real estate and other repossessed assets.
(4) Nonperforming loans consists of nonaccruing loans and accruing loans more than 90 days past due.
(5) Ratios for the three months ended September 30, 2012 and September 30, 2011 are annualized.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-4
First Northwest Bancorp
Investment Portfolio Composition

	September 30, 2012		June 30, 2012		June 30, 2011		June 30, 2010	
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
					(In thousands)			
Securities available-for-sale:								
Municipal bonds	$ 2,347	$ 2,479	$ 2,353	$ 2,460	$ 100	$ 107	$ 351	$ 360
Small Business Administration	39,261	40,100	40,121	40,728	21,187	21,447	23,564	23,631
Government agency	–	–	–	–	29,976	30,154	38,287	38,430
U.S. Treasury	–	–	–	–	–	–	6,020	6,024
Trust preferred securities	–	–	–	–	522	63	1,125	266
Mortgage-backed:								
Agency	168,602	172,297	167,154	170,383	140,189	141,669	88,176	89,188
Corporate	4,244	4,338	4,561	4,592	5,609	5,477	5,298	5,371
Total available-for-sale	214,454	219,214	214,189	218,163	197,583	198,917	162,821	163,270
FHLB stock	6,849	6,849	6,921	6,921	6,744	6,744	6,536	6,536
Securities held to maturity:								
Municipal bonds and other	17,069	17,577	17,390	17,426	2,147	2,232	2,177	2,280
Small Business Administration	1,345	1,352	1,382	1,388	1,794	1,796	2,023	2,008
Trust preferred securities	–	–	–	–	540	540	695	695
Mortgage-backed:								
Agency	42,288	43,138	38,613	39,236	32,600	33,131	19,639	19,899
Total held to maturity	60,702	62,067	57,385	58,050	37,081	37,699	24,534	24,882
FHLB stock	3,873	3,873	3,898	3,898	4,075	4,075	4,283	4,283
Total securities	$285,878	$292,003	$282,393	$287,032	$245,483	$247,435	$198,174	$198,971

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-5
First Northwest Bancorp
Yields and Cost

	At September 30,	Three Months Ended September 30,						Year Ended June 30,								
	2012	2012			2011			2012			2011			2010		
	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate	Average Balance Out-standing	Interest Earned/ Paid	Yield/ Rate
								(Dollars in thousands)								
Loans receivable, net (1)	5.34 %	$408,126	$5,501	5.39 %	$419,053	$5,818	5.55 %	$412,262	$22,705	5.51%	$447,677	$25,231	5.64%	$513,152	$30,215	5.89%
Investment securities	1.65	61,268	231	1.51	50,549	169	1.34	52,929	682	1.29	70,434	943	1.34	63,634	1,137	1.79
Mortgage-backed securities	1.94	227,124	750	1.32	199,610	873	1.75	213,162	3,526	1.65	159,011	3,226	2.03	92,774	2,533	2.73
FHLB stock	–	10,787	–	–	10,819	–	–	10,819	–	–	10,819	–	–	10,819	–	–
Cash and cash equivalents	0.14	18,536	9	0.19	20,350	2	0.04	20,384	29	0.14	13,434	16	0.12	11,771	11	0.09
Total interest-earning assets (2)	3.76	725,841	6,491	3.58	700,381	6,862	3.92	709,556	26,942	3.80	701,375	29,416	4.19	692,150	33,896	4.90
Interest-bearing liabilities:																
Savings accounts	0.10	78,964	21	0.11	75,664	42	0.22	76,530	118	0.15	75,171	202	0.27	87,394	1,101	1.26
Transaction accounts	0.01	97,584	2	0.01	89,312	14	0.06	92,663	33	0.04	86,110	75	0.09	74,879	167	0.22
Money market accounts	0.22	193,204	88	0.18	173,642	159	0.37	183,300	480	0.26	170,972	729	0.43	151,555	1,274	0.84
Certificates of deposit	1.02	166,903	440	1.05	185,755	648	1.40	179,665	2,226	1.24	196,802	2,978	1.51	207,062	4,384	2.12
Total deposits		536,655	551	0.41	524,373	863	0.66	532,158	2,857	0.54	529,055	3,984	0.75	520,890	6,926	1.33
Borrowings	4.22	100,533	1,080	4.30	100,033	1,077	4.31	100,033	4,283	4.28	99,996	4,274	4.27	103,623	4,755	4.59
Total interest-bearing liabilities	1.01	637,188	1,631	1.02	624,406	1,940	1.24	632,191	7,140	1.13	629,051	8,258	1.31	624,513	11,681	1.87
Net interest income			4,860			4,922			19,802			$21,158			$22,215	
Net interest rate spread	2.75			2.56			2.68			2.67			2.88			3.03
Net earning assets		88,653			$75,975			$ 77,365			$ 72,324			$ 67,637		
Net interest margin (3)				2.68			2.81			2.79			3.02			3.21
Average interest-earning assets to average interest-bearing liabilities		113.91 %			112.2 %			112.2%			111.5%			110.8%		

(1) The average loans receivable, net balances include nonaccruing loans.
(2) Includes interest-bearing deposits (cash) at other financial institutions.
(3) Net interest income divided by average interest-earning assets.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-6
First Northwest Bancorp
Loan Loss Allowance Activity

	September 30, 2012	June 30 2012	2011	2010	2009	2008
			(Dollars in thousands)			
Allowance at beginning of period	$7,390	$4,728	$6,420	$3,068	$1,611	$1,618
Charge-offs:						
One- to four-family	--	2,482	890	209	--	--
Multi-family	--	--	2	--	--	--
Commercial real estate	--	577	194	--	16	--
Construction and land	--	314	1,274	125	20	--
Home equity	91	1,465	283	144	23	--
Other consumer	46	301	152	415	266	187
Commercial business	--	364	115	204	210	123
Total charge-offs	137	5,503	2,910	1,097	535	310
Recoveries:						
One- to four-family	130	95	188	--	--	--
Multi-family	--	--	1	--	--	--
Commercial real estate	151	--	13	--	1	--
Construction and land	--	--	49	--	--	--
Home equity	--	7	3	7	5	--
Other consumer	57	47	19	36	34	41
Commercial business	9	46	19	33	32	3
Total recoveries	347	195	292	76	72	44
Net charge-offs	210	(5,308)	(2,618)	(1,021)	(463)	(266)
Provision for loan losses	624	7,970	926	4,373	1,920	259
Balance at end of period	$8,224	$7,390	$4,728	$6,420	$3,068	$1,611
Net charge-offs during the year as a percentage of average loans outstanding during the year	(0.1)%	1.3%	0.6%	0.2%	0.1%	--%
Net charge-offs during the year as a percentage of average nonperforming assets	(1.5)%	36.0%	14.0%	6.8%	10.6%	43.7%
Allowance as a percentage of nonperforming loans	74.3%	72.8%	39.4%	38.3%	34.6%	220.9%
Allowance as a percentage of total loans (end of year)	1.9%	1.8%	1.1%	1.3%	0.6%	0.3%
Average consolidated loans, net	$408,126	$412,262	$447,677	$513,152	$552,563	$566,889
Average total loans	$416,137	$418,954	$454,736	$520,185	$556,057	$567,736

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-7
First Northwest Bancorp
Interest Rate Risk Analysis

	September 30, 2012			
	Net Portfolio Value			
Basis Point Change in Interest Rates	$ Amount	$ Change	% Change	NPV Ratio %
	(Dollars in thousands)			
400	$ 71,504	$(19,435)	(21.4)%	9.8%
300	80,127	(10,812)	(11.9)	10.7
200	87,086	(3,853)	(4.2)	11.3
100	91,088	149	(0.2)	11.6
0	90,939	--	--	11.3
(100)	79,356	(11,583)	(12.7)	9.8

	September 30, 2012		
	Projected Net Interest Income		
Basis Point Change in Interest Rates	$ Amount	$ Change	% Change
400	$17,457	$(1,757)	(9.1)%
300	18,419	(795)	(4.1)
200	19,261	47	0.2
100	19,593	379	2.0
0	19,214	--	--
(100)	18.063	(1,151)	(6.0)

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit I-8
First Northwest Bancorp
Contractual Maturity by Loan Type

	Real Estate																	
	One- to Four-Family		Multi-family		Commercial Real Estate		Construction and Land		Home Equity		Other Consumer		Commercial Business		Total[1]	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)															
2013[2]	$ 77	5.81%	$ 1,207	5.89%	$11,365	5.55%	$ 439	5.96%	$ 9	5.63%	$ 2,046	9.67%	$ 5,170	7.02%	$ 20,313	6.37%
2014	27	5.98	3,727	6.26	5,451	5.61	231	7.42	32	6.42	867	7.14	1,709	3.66	12,044	5.68
2015	67	6.07	70	4.51	16,747	5.94	37	7.08	163	5.57	989	6.70	405	7.75	18,478	6.01
2016	282	5.56	4	7.06	16,186	6.50	30	7.50	673	6.10	878	5.92	1,628	5.86	19,681	6.39
2017 to 2019	2,814	5.33	2,323	3.20	6,787	6.13	425	5.75	3,148	5.88	2,809	6.28	1,102	5.55	19,408	5.60
2020 to 2023	8,041	5.52	6,647	4.70	14,858	5.25	4,086	6.59	18,357	5.19	1,499	7.41	2,156	4.36	55,644	5.33
2024 to 2027	25,365	4.25	570	6.79	1,495	4.84	8,781	6.80	3,235	6.62	669	7.87	89	9.00	40,204	5.13
2028 and following	178,988	5.16	2,627	6.07	7,076	6.47	8,660	6.21	25,538	4.52	1,326	5.76	--	--	224,215	5.20
Total	$215,661	5.07%	$17,175	5.20%	$79,965	5.89%	$22,689	6.51%	$51,155	5.00%	$11,083	7.17%	$12,259	5.84%	$409,987	5.04%

[1] Excludes deferred fees and discounts of $1.5 million.
[2] Includes demand loans, loans having no stated maturity, overdraft loans and loans held for sale.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-9
First Northwest Bancorp
Loan Portfolio Composition

	September 30, 2012		June 30, 2012		June 30, 2011		June 30, 2010		June 30, 2009		June 30, 2008	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
							(Dollars in thousands)					
Real estate:												
One- to four-family	$224,978	53.2%	$215,661	52.6%	$239,318	55.5%	$261,626	54.5%	$322,282	60.6%	$368,239	66.3%
Multi-family	18,472	4.4	17,175	4.2	17,088	4.0	18,322	3.8	23,314	4.4	19,307	3.5
Commercial real estate	91,589	21.7	79,965	19.5	74,810	17.4	71,898	15.0	58,584	11.0	45,215	8.1
Construction and land	18,025	4.3	22,689	5.5	23,595	5.5	40,063	8.3	40,254	7.6	49,784	9.0
Total real estate loans	353,064	83.6	335,490	81.8	354,811	82.4	391,909	81.6	444,434	83.6	482,545	86.9
Consumer:												
Home equity	48,633	11.5	51,155	12.5	54,960	12.8	61,965	12.9	56,423	10.6	45,807	8.2
Other consumer	11,198	2.7	11,083	2.7	13,092	3.0	16,807	3.5	19,768	3.7	18,994	3.4
Total consumer loans	59,831	14.2	62,238	15.2	68,052	15.8	78,772	16.4	76,191	14.3	64,801	11.6
Commercial business loans	9,170	2.2	12,259	3.0	7,946	1.8	9,596	2.0	11,305	2.1	8,080	1.5
Total loans	422,065	100.0%	409,987	100.0%	430,809	100.0%	480,277	100.0%	531,930	100.0%	555,426	100.0%
Less:												
Deferred fees and discounts	545		563		597		610		1,175		1,431	
Premium on purchased loans, net.	943		957		1,022		1,069		57		92	
Loans held for sale	1,240		418		275		947		1,305		6,085	
Allowance for loan losses	8,224		7,390		4,728		6,420		3,068		1,611	
Total loans, net	411,113		$400,659		$424,187		$471,231		$526,325		$546,207	

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-10
First Northwest Bancorp
Fixed Rate and Adjustable Rate Loans

June 30, (Dollars in thousands)

	September 30, 2012 Amount	Percent	2012 Amount	Percent	2011 Amount	Percent	2010 Amount	Percent	2009 Amount	Percent	2008 Amount	Percent
Fixed-rate loans:												
Real estate:												
One- to four-family	$173,245	41.0%	$160,985	39.3%	$178,692	41.5%	$192,256	40.0%	$252,931	47.5%	$285,033	51.3%
Multi-family	3,469	0.8	3,630	0.9	7,448	1.7	8,051	1.7	6,245	1.2	3,930	0.7
Commercial real estate	48,668	11.5	46,823	11.4	49,726	11.5	70,616	14.7	45,536	8.6	24,119	4.3
Construction and land	16,544	3.9	17,444	4.3	19,780	4.6	32,119	6.7	38,633	7.3	47,360	8.6
Total real estate loans	241,926	57.2	228,882	55.9	255,646	59.3	303,042	63.1	343,345	64.6	360,442	64.9
Consumer:												
Home equity	11,846	2.8	12,412	3.0	12,322	2.9	15,826	3.3	18,832	3.5	22,219	4.0
Other consumer	9,369	2.2	9,198	2.2	11,129	2.6	14,537	3.0	17,414	3.3	16,927	3.0
Total consumer loans	21,215	5.0	21,610	5.2	23,451	5.5	30,363	6.3	36,246	6.8	39,146	7.0
Commercial business loans	5,565	1.3	5,873	1.4	3,130	0.7	5,118	1.1	5,372	1.0	3,204	0.6
Total fixed-rate loans	268,706	63.5	256,365	62.5	282,227	65.5	338,523	70.5	384,963	72.4	402,792	72.5
Adjustable-rate loans:												
Real estate:												
One- to four-family	51,733	12.3	54,676	13.3	60,626	14.1	69,370	14.4	69,351	13.0	83,206	15.0
Multi-family	15,003	3.6	13,545	3.3	9,640	2.2	10,271	2.1	17,069	3.2	15,377	2.8
Commercial real estate	42,921	10.2	33,142	8.1	25,084	5.8	1,282	0.3	13,049	2.5	21,096	3.8
Construction and land	1,481	0.4	5,245	1.3	3,815	0.9	7,944	1.7	1,620	0.3	2,424	0.4
Total real estate loans	111,138	26.5	106,608	26.0	99,165	23.0	88,867	18.5	101,089	19.0	122,103	22.0
Consumer:												
Home equity	36,787	8.7	38,743	9.4	42,638	9.9	46,139	9.6	37,591	7.1	23,588	4.2
Other consumer	1,829	0.4	1,885	0.5	1,963	0.5	2,270	0.5	2,354	0.4	2,067	0.4
Total consumer loans	38,616	9.1	40,628	9.9	44,601	10.4	48,409	10.1	39,945	7.5	25,655	4.6
Commercial business loans	3,605	0.9	6,386	1.6	4,816	1.1	4,478	0.9	5,933	1.1	4,876	0.9
Total adjustable-rate loans	153,359	36.5	153,622	37.5	148,582	34.5	141,754	29.5	146,967	27.6	152,634	27.5
Total loans	422,065	100.0%	409,987	100.0%	430,809	100.0%	480,277	100.0%	531,930	100.0%	555,426	100.0%
Less:												
Deferred fees and discounts	545		563		597		610		1,175		1,431	
Premium on purchased loans, net	943		957		1,022		1,069		57		92	
Loans held for sale	1,240		418		275		947		1,305		6,085	
Allowance for loan losses	8,224		7,390		4,728		6,420		3,068		1,611	
Total loans, net	$411,113		$400,659		$424,187		$471,231		$526,325		$546,207	

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit I-11
First Northwest Bancorp
Loan Originations, Purchases, Sales, and Repayments

	Three Months Ended September 30,		Year Ended June 30,		
	2012	2011	2012	2011	2010
	(In thousands)				
Originations by type:					
Fixed-rate:					
One- to four-family	$25,982	$14,959	$76,163	$66,992	$ 70,690
Multi-family	20	20	102	29	101
Commercial real estate	2,895	140	7,798	1,235	2,123
Construction and land	79	60	207	1,048	5,940
Home equity	37	59	364	10	853
Other consumer	947	644	2,520	1,742	3,627
Commercial business	175	4,206	4,669	1,021	1,626
Total fixed-rate	30,135	20,088	91,823	72,077	84,960
Adjustable-rate:					
One- to four-family	1,073	520	2,987	6,044	12,201
Multi-family	1,540	--	5,449	276	--
Commercial real estate	11,588	62	8,377	5,400	7,877
Construction and land	117	664	2,747	5,393	8,030
Home equity	134	444	740	412	9,019
Other consumer	--	--	--	100	115
Commercial business	532	1,646	3,499	2,921	682
Total adjustable-rate	14,984	3,336	23,799	20,546	37,924
Total loans originated	45,119	23,424	115,622	92,622	122,884
Purchases by type:					
Home equity	--	--	2,761	--	--
Commercial real estate	--	--	--	--	6,762
	--	--	2,761	--	6,762
Sales and Repayments:					
One- to four-family loans sold	3,885	9,834	63,799	53,850	102,569
Total principal repayments, charge-offs and transfers to other real estate owned and personal property owned	29,156	19,401	75,406	88,240	78,730
Total reductions	33,041	29,235	139,205	142,090	181,299
Net loan activity	$12,078	$(5,811)	$ (20,822)	$(49,468)	$ (51,653)

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-12
First Northwest Bancorp
Non-Performing Assets

	September 30,	June 30,				
	2012	2012	2011	2010	2009	2008
			(Dollars in thousands)			
Nonaccruing loans:						
Real estate loans:						
One- to four-family	$ 4,616	$5,410	$ 5,041	$ 9,079	$4,671	$708
Multi-family	--	--	--	--	--	--
Commercial real estate	5,279	3,626	5,008	4,255	3,062	--
Construction and land	258	132	769	2,264	860	--
Total real estate loans	10,153	9,168	10,818	15,598	8,593	708
Consumer loans:						
Home equity	819	882	883	570	160	--
Other	101	102	290	78	80	21
Total consumer loans	920	984	1,173	648	240	21
Commercial business loans	--	--	--	538	25	--
Total nonaccruing loans	11,073	10,152	11,991	16,784	8,858	729
Real estate owned:						
One- to four-family	2,854	2,546	3,630	1,233	263	--
Commercial real estate	41	41	632	211	--	--
Construction and land	320	233	134	323	186	--
Total real estate loans	3,215	2,820	4,396	1,767	449	--
Home equity	--	--	--	69	--	--
Total real estate owned	3,215	2,820	4,396	1,836	449	--
Repossessed automobiles and recreational vehicles	15	45	79	237	30	6
Total nonperforming assets	$14,303	$13,017	$16,466	$18,857	$9,337	$735
Restructured loans						
One- to four-family	$4,949	$4,946	$4,798	$3,401	$ --	$ --
Multi-family	286	287	--	--	--	--
Commercial real estate	4,386	2,894	3,140	3,923	1,986	--
Construction and land	212	--	--	1,361	--	--
Total real estate loans	9,833	8,127	7,938	8,685	1,986	--
Home equity	769	742	594	417	--	--
Other consumer	30	30	61	--	--	--
Commercial business	392	--	--	460	--	--
Total restructured loans	$11,024	$8,899	$8,593	$9,562	$1,986	$ --
Nonaccrual and 90 days or more past due loans as a percentage of total loans	2.6%	2.5%	2.8%	3.5%	1.7%	0.1%

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-13
First Northwest Bancorp
Deposit Composition

	September 30		June 30,					
	2012		2012		2011		2010	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Transactions and Savings Deposits:								
Interest-bearing transaction	$96,982	16.5%	$95,955	16.5%	$ 89,271	15.9%	$ 80,079	14.4%
Noninterest-bearing transaction	53,732	9.1	46,662	8.0	37,830	6.7	32,868	5.9
Savings accounts	79,638	13.5	78,007	13.4	73,932	13.1	75,814	13.6
Money market accounts	193,665	32.8	192,847	33.1	169,765	30.2	163,624	29.5
Total transaction and savings deposits	424,017	71.9	413,471	71.0	370,798	65.9	352,385	63.4
Certificates:								
0.00 – 0.99%	111,005	18.8	108,020	18.5	100,369	17.9	81,723	14.7
1.00 – 1.99%	33,554	5.7	37,575	6.4	45,050	8.0	61,357	11.0
2.00 – 2.99%	11,844	2.0	13,802	2.4	25,638	4.6	24,434	4.4
3.00 – 3.99%	3,944	0.7	4,093	0.7	8,572	1.5	16,162	2.9
4.00 – 4.99%	5,331	0.9	6,103	1.0	11,184	2.0	18,482	3.3
5.00 and over	176	--	174	--	787	0.1	1,680	0.3
Total certificates	165,854	28.1	169,767	29.0	191,600	34.1	203,838	36.6
Total deposits	$589,871	100.0%	$583,238	100.0%	$562,398	100.0%	$556,223	100.0%

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-14
First Northwest Bancorp
CDs by Rate and Maturity

	0.00-0.99%	1.00-1.99%	2.00-2.99%	3.00-3.99%	4.00-4.99%	5.00% or higher	Total	Percent of Total
Certificate accounts maturing in quarter ending:								
December 31, 2012	$28,156	$1,388	$1,528	$ 83	$1,300	$ --	$32,455	19.6%
March 31, 2013	23,460	9,070	183	183	580	--	33,476	20.2
June 30, 2013	14,562	3,553	137	601	153	--	19,006	11.5
September 30, 2013	16,718	1,825	299	195	1,223	--	20,260	12.2
December 31, 2013	4,880	2,478	104	75	1,654	--	9,191	5.5
March 31, 2014	7,313	1,477	138	101	209	--	9,238	5.6
June 30, 2014	3,456	1,466	200	1,893	22	--	7,037	4.2
September 30, 2014	4,865	1,506	2	813	1	176	7,363	4.4
December 31, 2014	1,211	1,870	322	--	76	--	3,479	2.1
March 31, 2015	1,054	1	985	--	30	--	2,070	1.2
June 30, 2015	2,566	56	2,082	--	77	--	4,781	2.9
September 30, 2015	2,301	370	1,402	--	5	--	4,078	2.5
Thereafter	463	8,494	4,462	--	1	--	13,420	8.1
Total	$111,005	$33,554	$11,844	$3,944	$5,331	$ 176	$165,854	100.0%
Percent of total	67.0%	20.2%	7.1%	2.4%	3.2%	0.1%	100.0%	

	Maturity				
	3 Months or Less	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
			(In thousands)		
Certificates of deposit less than $100,000	$20,684	$19,208	$23,739	$29,222	$92,853
Certificates of deposit of $100,000 or more	11,771	14,268	15,527	31,435	73,001
Total certificates	$32,455	$33,476	$39,266	$60,657	$165,854

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit I-15
First Northwest Bancorp
Borrowing Activity

	Three Months Ended September 30,		Year Ended June 30,		
	2012	2011	2012	2011	2010
	(Dollars in thousands)				
Maximum balance:					
FHLB advances	$99,924	$99,924	$99,924	$99,924	$119,081
Craft3 Promissory Note	109	109	109	109	69
Average balances:					
FHLB advances	$99,9244	$99,924	$99,924	$99,924	$103,554
Craft3 Promissory Note	109	109	109	72	69
Weighted average interest rate:					
FHLB advances	4.22%	4.22%	4.22%	4.22%	4.50%
Craft3 Promissory Note	4.50%	4.50%	4.50%	4.50%	4.50%

	September 30, 2012	June 30, 2012	June 30, 2011	June 30, 2010
	(Dollars in thousands)			
Balance outstanding at end of period:				
FHLB advances	$99,924	$ 99,924	$ 99,924	$99,924
Craft3 Promissory Note	109	109	109	69
Total borrowings	$100,033	$100,033	$100,033	$99,993
Weighted average interest rate of:				
FHLB advances	4.22%	4.22%	4.22%	4.22%
Craft3 Promissory Note	4.50%	4.50%	4.50%	4.50%

Source: First Northwest Bancorp's Preliminary Prospectus.



EXHIBIT II-1
First Northwest Bancorp
Description of Office Facilities

Exhibit II-1
First Northwest Bancorp
Description of Office Facilities

Location	Leased or owned	Lease expiration date	Square footage	Net book value at September 30, 2012(1)
				(In thousands)
ADMINISTRATION CENTER				
105 W. Eighth Street Port Angeles, Washington 98362	Owned	--	18,913	1,922
BRANCH OFFICES				
Downtown Port Angeles 141 W. First Street Port Angeles, Washington 98362	Owned	--	6,912	404
Eastside 1603 E. First Street Port Angeles, Washington 98362	Owned	--	3,322	280
Sixth Street 227 E. Sixth Street Port Angeles, Washington 98362	Owned	--	2,382	522
Sequim Avenue 333 N. Sequim Avenue Sequim, Washington 98382	Owned	--	9,376	1,629
Sequim Village Marketplace 1201 W. Washington Street Sequim, Washington 98382	Owned	--	5,380	3,024
Forks 215 Calawah Way Forks, Washington 98331	Owned	--	2,159	182
Port Townsend 1321 Sims Way Port Townsend, Washington 98368	Owned	--	4,637	1,057
Poulsbo Loan Production Office (2) 19980 10th Avenue NE, Suite 202 Poulsbo, Washington 98370	Leased	1/31/2014	883	
Bellingham Loan Production Office (3) 1313 E. Maple Street, Suite 228 Bellingham, Washington 98225	Leased	1/31/2013	340	

(1) Includes value of the land.

(2) Became a full service branch in October 2012 and is scheduled to receive deposits by October 31, 2012. Lease renewal for two successive three year terms.

(3) Established in July 2012. Lease is for a six month period from July 12, 2012 until January 31, 2013 and has no specific renewal terms.

Source: First Northwest Bancorp's Preliminary Prospectus.



EXHIBIT II-2
First Northwest Bancorp
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%
	Quarter 4	7.25%	4.08%	4.38%	4.39%
2006:	Quarter 1	7.75%	4.63%	4.82%	4.86%
	Quarter 2	8.25%	5.01%	5.21%	5.15%
	Quarter 3	8.25%	4.88%	4.91%	4.64%
	Quarter 4	8.25%	5.02%	5.00%	4.71%
2007:	Quarter 1	8.25%	5.04%	4.90%	4.65%
	Quarter 2	8.25%	4.82%	4.91%	5.03%
	Quarter 3	7.75%	3.82%	4.05%	4.59%
	Quarter 4	7.25%	3.36%	3.34%	3.91%
2008:	Quarter 1	5.25%	1.38%	1.55%	3.45%
	Quarter 2	5.00%	1.90%	2.36%	3.99%
	Quarter 3	5.00%	0.92%	1.78%	3.85%
	Quarter 4	3.25%	0.11%	0.37%	2.25%
2009:	Quarter 1	3.25%	0.21%	0.57%	2.71%
	Quarter 2	3.25%	0.19%	0.56%	3.53%
	Quarter 3	3.25%	0.14%	0.40%	3.31%
	Quarter 4	3.25%	0.06%	0.47%	3.85%
2010:	Quarter 1	3.25%	0.16%	0.41%	3.84%
	Quarter 2	3.25%	0.18%	0.32%	2.97%
	Quarter 3	3.25%	0.18%	0.32%	2.97%
	Quarter 4	3.25%	0.12%	0.29%	3.30%
2011:	Quarter 1	3.25%	0.09%	0.30%	3.47%
	Quarter 2	3.25%	0.03%	0.19%	3.18%
	Quarter 3	3.25%	0.02%	0.13%	1.92%
	Quarter 4	3.25%	0.02%	0.12%	1.89%
2012:	Quarter 1	3.25%	0.07%	0.19%	2.23%
	Quarter 2	3.25%	0.09%	0.21%	1.67%
	Quarter 3	3.25%	0.09%	0.16%	1.66%
	As of November 9, 2012	3.25%	0.09%	0.18%	1.61%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.



EXHIBIT II-3
First Northwest Bancorp
Market Area Demographic/Economic Information

Demographic Detail: Washington

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	6,724,540	6,798,005	7,174,783	1.09	5.54
0-14 Age Group (%)	19.45	19.31	19.28	0.39	5.39
15-34 Age Group (%)	27.62	27.64	27.12	1.17	3.53
35-54 Age Group (%)	28.20	28.00	26.13	0.37	(1.52)
55-69 Age Group (%)	16.44	16.70	18.38	2.71	16.14
70+ Age Group (%)	8.29	8.34	9.09	1.71	15.07
Median Age (actual)	37.20	37.30	37.70	0.27	1.07
Female Population (actual)	3,374,833	3,411,921	3,594,514	1.10	5.35
Male Population (actual)	3,349,707	3,386,084	3,580,269	1.09	5.73
Population Density (#/ sq miles)	101.19	102.29	107.96	1.09	5.54
Diversity Index (actual)	51.70	52.10	55.80	NA	7.10
Black (%)	3.57	3.56	3.63	0.80	7.71
Asian (%)	7.15	7.14	7.55	0.83	11.66
White (%)	77.27	77.16	75.52	0.94	3.31
Hispanic (%)	11.24	11.56	13.57	3.97	23.86
Pacific Islander (%)	0.60	0.60	0.66	0.46	15.93
American Indian/Alaska Native (%)	1.54	1.54	1.54	0.66	5.79
Multiple races (%)	4.65	4.67	5.00	1.38	12.99
Other (%)	5.20	5.34	6.10	3.87	20.45
Total Households (actual)	2,620,076	2,649,066	2,804,296	1.11	5.86
< $25K Households (%)	NA	20.48	17.70	NA	(8.49)
$25-49K Households (%)	NA	23.98	18.82	NA	(16.93)
$50-99K Households (%)	NA	32.87	36.41	NA	17.25
$100-$199K Households (%)	NA	18.82	22.70	NA	27.71
$200K+ Households (%)	NA	3.84	4.36	NA	20.13
Average Household Income ($)	NA	71,815	82,319	NA	14.63
Median Household Income ($)	NA	55,260	65,660	NA	18.82
Per Capita Income ($)	NA	28,624	32,801	NA	14.59
Total Owner Occupied Housing Units (actual)	1,673,920	1,668,645	1,777,969	(0.32)	6.55
Renter Occupied Housing Units (actual)	946,156	980,421	1,026,327	3.62	4.68
Vacant Occupied Housing Units (actual)	265,601	269,474	295,781	1.46	9.76

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Clallam, WA

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	71,404	71,405	73,238	0.00	2.57
0-14 Age Group (%)	14.82	14.67	14.29	(1.00)	(0.10)
15-34 Age Group (%)	20.51	20.46	19.57	(0.23)	(1.90)
35-54 Age Group (%)	23.70	23.47	21.37	(0.98)	(6.61)
55-69 Age Group (%)	24.26	24.61	26.79	1.46	11.61
70+ Age Group (%)	16.71	16.79	17.99	0.44	9.89
Median Age (actual)	48.90	49.20	51.30	0.61	4.27
Female Population (actual)	35,975	35,973	36,780	(0.01)	2.24
Male Population (actual)	35,429	35,432	36,458	0.01	2.90
Population Density (#/ sq miles)	41.08	41.10	42.10	0.00	2.57
Diversity Index (actual)	31.40	31.40	33.20	NA	5.73
Black (%)	0.83	0.83	0.83	(0.17)	2.35
Asian (%)	1.41	1.41	1.49	0.00	8.24
White (%)	86.96	86.95	86.28	(0.01)	1.78
Hispanic (%)	5.08	5.08	5.60	0.06	12.95
Pacific Islander (%)	0.13	0.13	0.13	(1.06)	(1.08)
American Indian/Alaska Native (%)	5.08	5.09	5.07	0.17	2.20
Multiple races (%)	3.80	3.80	4.23	(0.04)	14.22
Other (%)	1.78	1.78	1.96	0.16	13.06
Total Households (actual)	31,329	31,329	32,466	0.00	3.63
< $25K Households (%)	NA	29.35	25.02	NA	(11.66)
$25-49K Households (%)	NA	28.55	26.53	NA	(3.70)
$50-99K Households (%)	NA	31.30	36.25	NA	20.01
$100-$199K Households (%)	NA	9.06	10.32	NA	18.12
$200K+ Households (%)	NA	1.74	1.88	NA	11.74
Average Household Income ($)	NA	52,976	58,310	NA	10.07
Median Household Income ($)	NA	41,245	47,982	NA	16.33
Per Capita Income ($)	NA	23,850	26,461	NA	10.95
Total Owner Occupied Housing Units (actual)	22,420	22,211	23,163	(0.93)	4.29
Renter Occupied Housing Units (actual)	8,909	9,118	9,303	2.35	2.03
Vacant Occupied Housing Units (actual)	4,253	4,365	4,721	2.63	8.16

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Jefferson, WA

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	29,872	29,906	30,921	0.11	3.39
0-14 Age Group (%)	11.92	11.79	11.37	(0.98)	(0.31)
15-34 Age Group (%)	15.99	15.93	15.08	(0.29)	(2.08)
35-54 Age Group (%)	24.22	23.94	21.55	(1.02)	(6.96)
55-69 Age Group (%)	31.16	31.57	34.06	1.43	11.55
70+ Age Group (%)	16.70	16.77	17.94	0.48	10.61
Median Age (actual)	53.80	54.00	56.00	0.37	3.70
Female Population (actual)	15,074	15,086	15,525	0.08	2.91
Male Population (actual)	14,798	14,820	15,396	0.15	3.89
Population Density (#/ sq miles)	16.56	16.60	17.10	0.11	3.39
Diversity Index (actual)	21.60	21.60	22.60	NA	4.63
Black (%)	0.82	0.82	0.96	(0.41)	21.63
Asian (%)	1.55	1.56	1.66	0.43	9.87
White (%)	91.05	91.06	90.71	0.12	3.00
Hispanic (%)	2.84	2.84	3.08	0.24	12.12
Pacific Islander (%)	0.21	0.21	0.24	0.00	15.87
American Indian/Alaska Native (%)	2.28	2.28	2.27	0.00	3.23
Multiple races (%)	3.41	3.41	3.51	0.00	6.27
Other (%)	0.67	0.67	0.66	0.00	1.50
Total Households (actual)	14,049	14,065	14,771	0.11	5.02
< $25K Households (%)	NA	26.25	23.85	NA	(4.58)
$25-49K Households (%)	NA	28.96	23.79	NA	(13.72)
$50-99K Households (%)	NA	30.38	36.71	NA	26.89
$100-$199K Households (%)	NA	12.44	13.65	NA	15.20
$200K+ Households (%)	NA	1.97	2.00	NA	6.86
Average Household Income ($)	NA	58,155	63,423	NA	9.06
Median Household Income ($)	NA	44,074	51,704	NA	17.31
Per Capita Income ($)	NA	27,937	30,884	NA	10.55
Total Owner Occupied Housing Units (actual)	10,433	10,362	10,949	(0.68)	5.66
Renter Occupied Housing Units (actual)	3,616	3,703	3,822	2.41	3.21
Vacant Occupied Housing Units (actual)	3,718	3,799	4,238	2.18	11.56

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail. Kitsap, WA

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	251,133	252,309	259,378	0.47	2.80
0-14 Age Group (%)	18.30	18.16	18.06	(0.29)	2.22
15-34 Age Group (%)	26.77	26.76	26.11	0.44	0.28
35-54 Age Group (%)	27.60	27.38	25.42	(0.31)	(4.58)
55-69 Age Group (%)	18.71	19.01	20.93	2.08	13.17
70+ Age Group (%)	8.62	8.68	9.49	1.14	12.36
Median Age (actual)	39.30	39.50	40.20	0.51	1.77
Female Population (actual)	123,978	124,562	127,812	0.47	2.61
Male Population (actual)	127,155	127,747	131,566	0.47	2.99
Population Density (#/ sq miles)	635.87	638.90	656.80	0.47	2.80
Diversity Index (actual)	39.50	39.70	41.90	NA	5.54
Black (%)	2.65	2.64	2.60	0.26	1.00
Asian (%)	4.94	4.93	5.05	0.29	5.41
White (%)	82.57	82.54	81.93	0.43	2.04
Hispanic (%)	6.25	6.40	7.53	2.96	20.90
Pacific Islander (%)	0.92	0.92	0.95	0.13	6.87
American Indian/Alaska Native (%)	1.61	1.61	1.62	0.47	3.50
Multiple races (%)	5.75	5.77	6.11	0.70	8.91
Other (%)	1.56	1.59	1.74	2.63	12.16
Total Households (actual)	97,220	97,692	101,574	0.49	3.97
< $25K Households (%)	NA	18.75	16.13	NA	(10.56)
$25-49K Households (%)	NA	23.84	18.27	NA	(20.32)
$50-99K Households (%)	NA	35.12	38.56	NA	14.14
$100-$199K Households (%)	NA	19.04	23.32	NA	27.30
$200K+ Households (%)	NA	3.25	3.73	NA	19.40
Average Household Income ($)	NA	71,986	82,364	NA	14.42
Median Household Income ($)	NA	56,578	67,635	NA	19.54
Per Capita Income ($)	NA	29,012	33,401	NA	15.13
Total Owner Occupied Housing Units (actual)	66,425	65,903	68,847	(0.79)	4.47
Renter Occupied Housing Units (actual)	30,795	31,789	32,727	3.23	2.95
Vacant Occupied Housing Units (actual)	10,147	10,179	10,953	0.32	7.60

Source: ESRI
Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.

Demographic Detail: Whatcom, WA

	Base 2010	Current 2011	Projected 2016	% Change 2010 - 2011	% Change 2011 - 2016
Total Population (actual)	201,140	203,111	216,852	0.98	6.77
0-14 Age Group (%)	17.23	17.10	17.03	0.21	6.31
15-34 Age Group (%)	31.00	31.00	30.17	0.97	3.93
35-54 Age Group (%)	25.52	25.32	23.57	0.19	(0.61)
55-69 Age Group (%)	17.36	17.64	19.47	2.61	17.80
70+ Age Group (%)	8.89	8.94	9.76	1.60	16.56
Median Age (actual)	36.50	36.60	37.40	0.27	2.19
Female Population (actual)	101,505	102,493	109,156	0.97	6.50
Male Population (actual)	99,635	100,618	107,696	0.99	7.03
Population Density (#/ sq miles)	95.47	96.40	102.90	0.98	6.77
Diversity Index (actual)	37.40	37.80	41.00	NA	8.47
Black (%)	0.96	0.96	1.04	0.67	15.65
Asian (%)	3.52	3.51	3.70	0.63	12.47
White (%)	85.42	85.33	84.24	0.87	5.40
Hispanic (%)	7.83	8.06	9.42	3.95	24.76
Pacific Islander (%)	0.24	0.24	0.28	0.20	22.31
American Indian/Alaska Native (%)	2.83	2.83	2.84	1.09	7.07
Multiple races (%)	3.76	3.77	4.12	1.34	16.80
Other (%)	3.27	3.36	3.79	3.79	20.42
Total Households (actual)	80,370	81,181	87,525	1.01	7.81
< $25K Households (%)	NA	24.92	21.74	NA	(5.93)
$25-49K Households (%)	NA	26.03	20.08	NA	(16.83)
$50-99K Households (%)	NA	32.07	36.68	NA	23.31
$100-$199K Households (%)	NA	13.98	18.06	NA	39.30
$200K+ Households (%)	NA	3.00	3.43	NA	23.51
Average Household Income ($)	NA	63,227	73,610	NA	16.42
Median Household Income ($)	NA	48,726	57,831	NA	18.69
Per Capita Income ($)	NA	26,198	30,608	NA	16.83
Total Owner Occupied Housing Units (actual)	49,905	49,702	53,961	(0.41)	8.57
Renter Occupied Housing Units (actual)	30,465	31,479	33,564	3.33	6.62
Vacant Occupied Housing Units (actual)	10,295	10,521	11,206	2.20	6.51

Source: ESRI

Demographic data is provided by ESRI based primarily on US Census data. For non-census year data, ESRI uses samples and projections to estimate the demographic data. SNL performs calculations on the underlying data provided by ESRI for some of the data presented on this page.

% Change values are calculated using the underlying actual data.



EXHIBIT II-4
First Northwest Bancorp
Market Area Employment by Sector

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2008	2009	2010
53000	Washington		Employment by place of work (number of jobs)			
53000	Washington	10	Total employment	3959591	3826777	3793568
53000	Washington		By type			
53000	Washington	20	Wage and salary employment	3190328	3053454	3014538
53000	Washington	40	Proprietors employment	769263	773323	779030
53000	Washington	50	Farm proprietors employment	34699	34540	34638
53000	Washington	60	Nonfarm proprietors employment 2/	734564	738783	744392
53000	Washington		By industry			
53000	Washington	70	Farm employment	81859	84242	83537
53000	Washington	80	Nonfarm employment	3877732	3742535	3710031
53000	Washington	90	Private nonfarm employment	3251243	3111791	3078010
53000	Washington	100	Forestry, fishing, and related activities	37732	37037	36226
53000	Washington	200	Mining	7197	6444	6779
53000	Washington	300	Utilities	5357	5217	5300
53000	Washington	400	Construction	268244	222479	200663
53000	Washington	500	Manufacturing	307480	283825	277335
53000	Washington	600	Wholesale trade	142620	135317	133450
53000	Washington	700	Retail trade	402353	386477	383760
53000	Washington	800	Transportation and warehousing	115363	110474	108207
53000	Washington	900	Information	116441	114061	113007
53000	Washington	1000	Finance and insurance	162513	164816	166015
53000	Washington	1100	Real estate and rental and leasing	183396	175791	173021
53000	Washington	1200	Professional, scientific, and technical services	279101	271879	272870
53000	Washington	1300	Management of companies and enterprises	37073	34353	34261
53000	Washington	1400	Administrative and waste management services	197259	182444	186278
53000	Washington	1500	Educational services	67139	68025	69909
53000	Washington	1600	Health care and social assistance	373839	381807	384753
53000	Washington	1700	Arts, entertainment, and recreation	91536	89859	90052
53000	Washington	1800	Accommodation and food services	254892	242307	240984
53000	Washington	1900	Other services, except public administration	201708	199179	195140
53000	Washington	2000	Government and government enterprises	626489	630744	632021
53000	Washington	2001	Federal, civilian	70064	72635	75691
53000	Washington	2002	Military	81110	81107	81698
53000	Washington	2010	State and local	475315	477002	474632
53000	Washington	2011	State government	151668	152057	151725
53000	Washington	2012	Local government	323647	324945	322907

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System (NAICS). The

2/ Excludes limited partners.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2008	2009	2010
53009	Clallam		Employment by place of work (number of jobs)			
53009	Clallam	10	Total employment	36607	35592	35410
53009	Clallam		By type			
53009	Clallam	20	Wage and salary employment	25271	24409	24133
53009	Clallam	40	Proprietors employment	11336	11183	11277
53009	Clallam	50	Farm proprietors employment	466	465	466
53009	Clallam	60	Nonfarm proprietors employment 2/	10870	10718	10811
53009	Clallam		By industry			
53009	Clallam	70	Farm employment	560	556	562
53009	Clallam	80	Nonfarm employment	36047	35036	34848
53009	Clallam	90	Private nonfarm employment	28415	27255	27071
53009	Clallam	100	Forestry, fishing, and related activities	939	840	860
53009	Clallam	200	Mining	114	89	97
53009	Clallam	300	Utilities	38	35	31
53009	Clallam	400	Construction	2652	2233	2122
53009	Clallam	500	Manufacturing	1790	1983	1985
53009	Clallam	600	Wholesale trade	512	478	484
53009	Clallam	700	Retail trade	4769	4523	4469
53009	Clallam	800	Transportation and warehousing	677	644	656
53009	Clallam	900	Information	412	382	361
53009	Clallam	1000	Finance and insurance	1221	1326	1358
53009	Clallam	1100	Real estate and rental and leasing	2146	2025	1994
53009	Clallam	1200	Professional, scientific, and technical services	1992	1920	1927
53009	Clallam	1300	Management of companies and enterprises	300	312	318
53009	Clallam	1400	Administrative and waste management services	1217	1151	1180
53009	Clallam	1500	Educational services	349	347	364
53009	Clallam	1600	Health care and social assistance	3445	3354	3333
53009	Clallam	1700	Arts, entertainment, and recreation	770	730	703
53009	Clallam	1800	Accommodation and food services	2625	2489	2499
53009	Clallam	1900	Other services, except public administration	2447	2394	2330
53009	Clallam	2000	Government and government enterprises	7632	7781	7777
53009	Clallam	2001	Federal, civilian	439	477	531
53009	Clallam	2002	Military	571	574	579
53009	Clallam	2010	State and local	6622	6730	6667
53009	Clallam	2011	State government	1287	1278	1225
53009	Clallam	2012	Local government	5335	5452	5442

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2008	2009	2010
53031	Jefferson		Employment by place of work (number of jobs)			
53031	Jefferson	10	Total employment	14631	14097	13840
53031	Jefferson		By type			
53031	Jefferson	20	Wage and salary employment	9590	9136	8846
53031	Jefferson	40	Proprietors employment	5041	4961	4994
53031	Jefferson	50	Farm proprietors employment	193	191	192
53031	Jefferson	60	Nonfarm proprietors employment 2/	4848	4770	4802
53031	Jefferson		By industry			
53031	Jefferson	70	Farm employment	235	244	248
53031	Jefferson	80	Nonfarm employment	14396	13853	13592
53031	Jefferson	90	Private nonfarm employment	12162	11584	11302
53031	Jefferson	100	Forestry, fishing, and related activities	273	251	250
53031	Jefferson	200	Mining	119	94	92
53031	Jefferson	300	Utilities	79	66	58
53031	Jefferson	400	Construction	1318	1054	955
53031	Jefferson	500	Manufacturing	861	821	739
53031	Jefferson	600	Wholesale trade	254	226	225
53031	Jefferson	700	Retail trade	1465	1452	1473
53031	Jefferson	800	Transportation and warehousing	161	143	132
53031	Jefferson	900	Information	242	238	241
53031	Jefferson	1000	Finance and insurance	443	469	470
53031	Jefferson	1100	Real estate and rental and leasing	778	701	694
53031	Jefferson	1200	Professional, scientific, and technical services	1024	962	969
53031	Jefferson	1300	Management of companies and enterprises	0	(D)	(D)
53031	Jefferson	1400	Administrative and waste management services	509	(D)	(D)
53031	Jefferson	1500	Educational services	337	360	371
53031	Jefferson	1600	Health care and social assistance	1340	1327	1328
53031	Jefferson	1700	Arts, entertainment, and recreation	568	570	565
53031	Jefferson	1800	Accommodation and food services	1271	1202	1196
53031	Jefferson	1900	Other services, except public administration	1120	1120	999
53031	Jefferson	2000	Government and government enterprises	2234	2269	2290
53031	Jefferson	2001	Federal, civilian	155	175	185
53031	Jefferson	2002	Military	102	104	105
53031	Jefferson	2010	State and local	1977	1990	2000
53031	Jefferson	2011	State government	267	271	275
53031	Jefferson	2012	Local government	1710	1719	1725

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2008	2009	2010
53035	Kitsap		Employment by place of work (number of jobs)			
53035	Kitsap	10	Total employment	127684	123605	122084
53035	Kitsap		By type			
53035	Kitsap	20	Wage and salary employment	101888	98041	96349
53035	Kitsap	40	Proprietors employment	25796	25564	25735
53035	Kitsap	50	Farm proprietors employment	613	611	612
53035	Kitsap	60	Nonfarm proprietors employment 2/	25183	24953	25123
53035	Kitsap		By industry			
53035	Kitsap	70	Farm employment	671	672	679
53035	Kitsap	80	Nonfarm employment	127013	122933	121405
53035	Kitsap	90	Private nonfarm employment	86413	82720	81235
53035	Kitsap	100	Forestry, fishing, and related activities	465	428	(D)
53035	Kitsap	200	Mining	407	449	(D)
53035	Kitsap	300	Utilities	197	185	140
53035	Kitsap	400	Construction	7992	6613	5846
53035	Kitsap	500	Manufacturing	2035	2000	1892
53035	Kitsap	600	Wholesale trade	1889	1671	1596
53035	Kitsap	700	Retail trade	15007	14220	13680
53035	Kitsap	800	Transportation and warehousing	1424	1346	1278
53035	Kitsap	900	Information	1856	1651	1594
53035	Kitsap	1000	Finance and insurance	3933	3936	3858
53035	Kitsap	1100	Real estate and rental and leasing	5519	5379	5269
53035	Kitsap	1200	Professional, scientific, and technical services	8016	8128	8073
53035	Kitsap	1300	Management of companies and enterprises	315	282	299
53035	Kitsap	1400	Administrative and waste management services	5241	4911	5047
53035	Kitsap	1500	Educational services	1825	1799	1837
53035	Kitsap	1600	Health care and social assistance	13099	13258	13568
53035	Kitsap	1700	Arts, entertainment, and recreation	3079	2897	2997
53035	Kitsap	1800	Accommodation and food services	7504	7119	7117
53035	Kitsap	1900	Other services, except public administration	6610	6448	6244
53035	Kitsap	2000	Government and government enterprises	40600	40213	40170
53035	Kitsap	2001	Federal, civilian	14957	15555	16068
53035	Kitsap	2002	Military	12218	11256	10846
53035	Kitsap	2010	State and local	13425	13402	13256
53035	Kitsap	2011	State government	2294	2303	2258
53035	Kitsap	2012	Local government	11131	11099	10998

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

(D) Not shown to avoid disclosure of confidential information, but the estimates for this item are included in the totals.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.

CA25N Total full-time and part-time employment by NAICS industry 1/

Bureau of Economic Analysis
County

Fips	Area	LineCode	Description	2008	2009	2010
53073	Whatcom		Employment by place of work (number of jobs)			
53073	Whatcom	10	Total employment	114924	110226	108753
53073	Whatcom		By type			
53073	Whatcom	20	Wage and salary employment	89673	85029	83402
53073	Whatcom	40	Proprietors employment	25251	25197	25351
53073	Whatcom	50	Farm proprietors employment	1314	1307	1311
53073	Whatcom	60	Nonfarm proprietors employment 2/	23937	23890	24040
53073	Whatcom		By industry			
53073	Whatcom	70	Farm employment	3226	3256	3280
53073	Whatcom	80	Nonfarm employment	111698	106970	105473
53073	Whatcom	90	Private nonfarm employment	95792	90864	89306
53073	Whatcom	100	Forestry, fishing, and related activities	1506	1420	1476
53073	Whatcom	200	Mining	298	254	270
53073	Whatcom	300	Utilities	245	246	184
53073	Whatcom	400	Construction	10239	8582	7632
53073	Whatcom	500	Manufacturing	9632	8794	8739
53073	Whatcom	600	Wholesale trade	3553	3233	3205
53073	Whatcom	700	Retail trade	13014	12488	12376
53073	Whatcom	800	Transportation and warehousing	2572	2603	2583
53073	Whatcom	900	Information	2019	1900	1840
53073	Whatcom	1000	Finance and insurance	3401	3517	3632
53073	Whatcom	1100	Real estate and rental and leasing	5163	4956	4816
53073	Whatcom	1200	Professional, scientific, and technical services	6679	6500	6389
53073	Whatcom	1300	Management of companies and enterprises	652	611	542
53073	Whatcom	1400	Administrative and waste management services	5527	4937	4788
53073	Whatcom	1500	Educational services	1465	1589	1642
53073	Whatcom	1600	Health care and social assistance	11457	11535	11663
53073	Whatcom	1700	Arts, entertainment, and recreation	3097	3053	3105
53073	Whatcom	1800	Accommodation and food services	8963	8380	8237
53073	Whatcom	1900	Other services, except public administration	6310	6266	6187
53073	Whatcom	2000	Government and government enterprises	15906	16106	16167
53073	Whatcom	2001	Federal, civilian	1183	1308	1452
53073	Whatcom	2002	Military	672	688	694
53073	Whatcom	2010	State and local	14051	14110	14021
53073	Whatcom	2011	State government	4158	4432	4579
53073	Whatcom	2012	Local government	9893	9678	9442

Legend / Footnotes:

1/ The estimates of employment for 2001-2006 are based on the 2002 North American Industry Classification System

2/ Excludes limited partners.

Last updated: April 25, 2012 - new estimates for 2010; revised estimates for 2008-2009.



EXHIBIT III-1
First Northwest Bancorp
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 9, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,387	1	06-30	03/05	27.76	320
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,287 M	14	06-30	06/96	15.04	161
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	1,115	9	12-31	08/02	11.14	130
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	923	9	06-30	11/10	14.41	127
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	391	5	12-31	01/96	1.01	2
Florida Companies										
EVER	EverBank Financial Corp. of FL (3)	NYSE	Jacksonville, FL	Thrift	15,041	17	12-31	05/12	15.52	1,872
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	43,592	135	12-31	06/05	8.03	4,241
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	43,485	281	12-31	11/93	12.89	5,660
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,574	85	12-31	11/93	9.26	911
ISBC	Investors Bcrp MHC of NJ(41.6)	NASDAQ	Short Hills, NJ	Thrift	11,482	83	06-30	10/05	16.65	1,863
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	8,038	172	06-30	12/09	11.38	1,113
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	7,135	83	12-31	01/03	14.09	848
BNCL	Beneficial Mut MHC of PA(42.9)	NASDAQ	Philadelphia, PA	Thrift	4,851	65	12-31	07/07	9.26	734
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,436	19	12-31	11/95	14.80	457
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,421	133	12-31	/	5.34	501
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,192	38	12-31	11/86	42.49	371
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	3,880	25	12-31	06/96	13.43	478
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,150	37	09-30	01/04	8.69	384
KRNY	Kearny Fin Cp MHC of NJ (24.0)	NASDAQ	Fairfield, NJ	Thrift	2,937	40	06-30	02/05	9.03	604
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,701	23	06-30	06/10	14.54	657
NFBK	Northfield Bcp MHC of NY(38.5)	NASDAQ	Avenel, NY	Thrift	2,406 M	19	12-31	11/07	14.98	602
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,287	23	12-31	07/96	13.39	241
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,997	24	12-31	06/90	12.97	190
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,852	27	12-31	07/06	8.35	252
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,113	18	09-30	04/07	9.90	131
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,061	12	03-31	03/04	10.45	273
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,048	17	12-31	02/08	8.56	114
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	1,026	10	12-31	12/09	13.05	91
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	1,012	11	12-31	06/10	15.42	192
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	857	4	12-31	/	3.20	32
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	823	8	09-30	08/87	16.64	63
MLVF	Malvern Bancorp, Inc. of PA (3)	NASDAQ	Paoli, PA	Thrift	689 P	9	09-30	10/12	10.70	70
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	685	14	12-31	07/94	22.21	63
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	676	13	12-31	07/10	11.30	79
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	666	13	09-30	06/88	21.60	66
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	645	9	03-31	10/94	3.10	11
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	618	9	12-31	07/10	12.76	51
GCBC	Green Co Bcrp MHC of NY (44.7)	NASDAQ	Catskill, NY	Thrift	591	14	06-30	12/98	21.40	90
MGYR	Magyar Bancorp MHC of NJ(44.9)	NASDAQ	NW Brunswick, NJ	Thrift	528	6	09-30	01/06	4.65	27
PBIP	Prudential Bncp MHC PA (24.9)	NASDAQ	Philadelphia, PA	Thrift	504	7	09-30	03/05	6.45	65
LSBK	Lake Shore Bnp MHC of NY(38.7)	NASDAQ	Dunkirk, NY	Thrift	492	10	12-31	04/06	10.40	62
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	481	9	12-31	01/11	12.35	68
PBHC	Pathfinder BC MHC of NY (39.5)	NASDAQ	Oswego, NY	Thrift	475	14	12-31	11/95	10.40	27
NECB	NE Comm Bncrp MHC of NY (42.5)	NASDAQ	White Plains, NY	Thrift	453	7	12-31	07/06	5.17	65
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	443	12	09-30	10/10	17.40	61
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	392	5	06-30	01/10	15.69	68
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	374	5	12-31	08/88	5.76	46
MSBF	MSB Fin Corp MHC of NJ (39.2)	NASDAQ	Millington, NJ	Thrift	347	5	06-30	01/07	6.03	30
HBK	Hamilton Bancorp, Inc. of MD (3)	NASDAQ	Towson, MD	Thrift	347 P	5	03-31	10/12	11.25	42
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	339	9	12-31	09/10	15.50	44
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	273	6	06-30	11/93	8.51	18
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	259	6	09-30	04/07	7.90	15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 9, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	14,368	176	12-31	04/97	16.07	897
TFSL	TFS Fin Corp MHC of OH (26.5)	NASDAQ	Cleveland, OH	Thrift	11,495	39	09-30	04/07	8.37	2,586
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,421	47	09-30	12/10	11.78	1,830
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,635	80	12-31	10/03	4.23	196
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,068	33	12-31	10/95	17.03	166
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	1,907	38	12-31	07/98	3.53	116
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,681	10	12-31	10/05	5.50	172
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,529	12	09-30	09/93	24.00	92
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,522	21	12-31	06/05	7.30	154
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,346	12	09-30	12/98	8.66	98
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,221	9	09-30	09/85	21.38	168
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,193	33	06-30	04/92	12.70	90
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,132	22	12-31	07/98	6.30	69
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,026	18	12-31	02/98	8.15	61
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	792	18	06-30	12/92	2.35	61
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	670	15	12-31	06/94	3.39	15
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	634	6	12-31	01/12	9.12	69
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	587	12	09-30	12/08	19.00	45
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	538	4	12-31	07/06	6.26	48
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	533	27	09-30	11/06	5.65	29
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	511	5	06-30	07/11	13.65	66
LPSB	LaPorte Bancorp Inc. of IN (3)	NASDAQ	La Porte, IN	Thrift	497 P	8	12-31	10/12	8.60	53
UCBA	United Comm Bncp MHC IN (40.6)	NASDAQ	Lawrenceburg, IN	Thrift	496	9	06-30	03/06	6.30	49
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	454	13	12-31	01/99	20.15	56
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	409	11	03-31	01/03	9.15	27
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	408	10	12-31	12/96	17.38	27
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	367	5	12-31	02/95	19.97	31
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	317	7	12-31	07/10	17.25	33
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	287	5	12-31	01/11	17.75	44
MCBK	Madison County Financial of NE (3)	NASDAQ	Madison, NE	Thrift	260 P	4	12-31	10/12	14.50	46
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	226	4	12-31	12/98	1.47	1
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	223	4	06-30	03/05	8.39	65
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	218	8	12-31	04/05	4.90	14

New England Companies

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	28,154	340	12-31	04/07	11.60	4,032
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	4,508	44	12-31	06/00	22.13	492
EBSB	Meridian Fn Serv MHC MA (40.6)	NASDAQ	East Boston, MA	Thrift	2,100	25	12-31	01/08	16.16	361
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,928	22	12-31	03/11	12.66	362
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,687	19	12-31	06/11	13.37	231
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,654	24	12-31	12/07	14.27	221
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,319	11	12-31	01/07	6.88	174
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,159	10	12-31	12/88	64.80	138
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,142	27	12-31	05/86	12.72	75
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	957	21	12-31	01/11	10.95	111
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	755	4	12-31	10/11	12.13	111
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	616	9	06-30	01/07	13.75	81
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	605	8	12-31	07/06	14.00	76
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	566	11	03-31	10/86	30.52	52
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	560	6	09-30	07/10	16.39	110
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	558	10	12-31	06/11	7.04	49
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	467	6	12-31	07/06	16.75	58
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	452	8	06-30	10/04	4.50	29
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	325	2	12-31	01/12	15.19	37
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	252	8	04-30	12/87	10.88	22
GTWN	Georgetown Bancorp, Inc. of MA (3)	NASDAQ	Georgetown, MA	Thrift	214 P	3	12-31	07/12	11.25	22

North-West Companies

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,465	163	09-30	11/82	16.56	1,758
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	2,425	21	12-31	02/12	22.06	317
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	999	1	12-31	10/07	7.57	142

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
November 9, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	815	17	03-31	10/97	1.77	40
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	729	22	09-30	01/98	6.05	43
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	471	15	06-30	01/11	12.69	32
FSBW	FS Bancorp, Inc. of WA (3)	NASDAQ	MntLake Terr, WA	Thrift	327 P	7	12-31	07/12	11.93	39
South-East Companies										
HTBI	HomeTrust Bancshrs, Inc. of NC (3)	NASDAQ	Asheville, NC	Thrift	1,750 P	20	06-30	07/12	12.76	270
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,081	9	09-30	04/11	16.30	225
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,063	16	12-31	11/10	12.58	104
CHFN	Charter Fin Corp MHC GA (37.2)	NASDAQ	West Point, GA	Thrift	1,049	17	09-30	09/10	9.28	170
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	989	18	12-31	10/08	17.41	131
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, NA	Thrift	799	13	12-31	10/11	15.50	87
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	779	12	12-31	02/11	2.10	6
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	573 M	18	12-31	05/96	9.36	181
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	523	12	06-30	07/03	2.85	19
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	498	11	03-31	03/88	5.53	24
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	378	5	06-30	01/11	16.55	106
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	323	3	12-31	07/07	16.71	50
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	319	6	09-30	09/11	12.60	42
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	296	5	06-30	12/10	17.60	49
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	293	7	12-31	01/10	16.99	44
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	251	4	12-31	07/11	13.29	38
South-West Companies										
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Fort Worth, TX	Thrift	1,344	16	12-31	01/10	22.05	252
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	271	8	12-31	11/10	14.73	25
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,566	25	12-31	07/09	22.03	240
SFBC	Sound Financial Bcp, Inc of WA (3)	NASDAQ	Seattle, WA	Thrift	411 P	5	12-31	08/12	10.26	30
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	327	6	06-30	04/10	10.45	41
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 11/09/12


EXHIBIT III-2
First Northwest Bancorp
Peer Group Summary Demographic and Deposit Market Share Data

Exhibit III-2
Peer Group Market Area Comparative Analysis

Institution	County	Population 2010 (000)	Population 2011 (000)	Proj. Pop. 2016 (000)	2010-2011 % Change	2011-2016 % Change	Per Capita Income 2011 Amount	Per Capita Income % State Average	Deposit Market Share(1)	Unemploy. Rate 9/30/2012
Eagle Bancorp of MT	Lewis and Clark	63	64	68	1.3%	5.6%	$48,994	116.52%	10.0%	4.1%
First Capital, Inc. of IN	Harrison	39	40	42	0.8%	5.0%	$21,462	92.75%	36.5%	6.0%
First Clover Leaf Fin. Corp. of IL	Madison	269	270	274	0.2%	1.7%	24,825	89.32%	9.0%	7.9%
First Financial NW, Inc. of WA	King	1,931	1,957	2,063	1.3%	5.4%	34,943	122.08%	1.3%	6.9%
First Savings Fin. Group of IN	Clark	110	111	118	1.0%	5.5%	21,817	94.28%	11.7%	6.7%
HF Financial Corp. of SD	Minnehaha	169	172	182	1.3%	6.0%	26,847	113.11%	0.2%	3.8%
HopFed Bancorp, Inc. of KY	Christian	74	75	76	0.8%	2.4%	17,657	80.24%	20.8%	11.0%
River Valley Bancorp of IN	Jefferson	32	32	33	0.1%	0.7%	19,705	85.16%	57.5%	7.1%
Timberland Bancorp, Inc. of WA	Grays Harbor	73	73	74	0.0%	1.2%	38,463	134.37%	22.5%	12.0%
Wayne Savings Bancshares of OH	Wayne	115	115	116	0.3%	1.3%	21,432	87.78%	13.3%	5.5%
	Averages:	**288**	**291**	**304**	**0.7%**	**3.5%**	**$27,615**	**101.56%**	**18.3%**	**7.1%**
	Medians:	**92**	**93**	**96**	**0.8%**	**3.7%**	**$23,321**	**93.52%**	**12.5%**	**6.8%**
First FS&LA, Port Angeles, WA	**Clallam**	**71**	**71**	**73**	**0.0%**	**2.6%**	**$23,850**	**83.32%**	**35.4%**	**9.1%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2012.
Sources: SNL Financial LC, FDIC.



EXHIBIT IV-1
First Northwest Bancorp
Stock Prices: As of November 9, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of November 9, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(113)	13.16	23,693	288.1	14.58	9.98	13.64	-2.46	26.13	23.39	0.44	0.15	15.01	14.17	132.14
NYSE Traded Companies(5)	13.57	154,828	2,037.7	15.00	8.70	13.73	-1.55	44.91	58.38	0.55	-1.22	13.66	10.94	155.65
NASDAQ Listed OTC Companies(108)	13.14	17,265	202.4	14.56	10.04	13.64	-2.50	25.21	21.67	0.44	0.22	15.08	14.32	130.99
California Companies(5)	13.87	8,885	147.8	15.35	9.40	14.06	-4.39	24.44	23.61	-0.12	-0.43	12.27	12.18	150.44
Florida Companies(1)	15.52	120,625	1,872.1	16.22	9.40	15.71	-1.21	55.20	55.20	0.37	-0.57	9.79	9.65	124.69
Mid-Atlantic Companies(33)	13.13	37,670	448.6	14.93	10.77	13.38	-2.53	14.85	10.15	0.53	0.45	14.83	13.47	130.14
Mid-West Companies(29)	11.44	15,654	158.7	12.40	8.18	11.55	-0.94	39.32	40.24	0.40	-0.27	14.62	13.88	144.38
New England Companies(19)	15.93	28,819	355.7	18.00	12.73	16.39	-1.82	16.30	13.46	0.76	0.73	16.20	14.92	133.57
North-West Companies(7)	11.23	24,949	338.7	12.19	6.96	14.98	-9.90	23.38	21.23	0.57	0.20	13.46	12.83	110.60
South-East Companies(14)	12.78	7,649	95.7	13.90	9.64	13.10	-2.24	30.43	26.08	-0.04	-0.22	16.06	15.96	113.78
South-West Companies(2)	18.39	6,568	138.6	19.60	11.92	18.88	-2.40	53.05	41.80	0.50	-0.02	18.52	18.52	138.41
Western Companies (Excl CA)(3)	14.25	5,914	103.7	15.27	11.64	14.37	-1.19	29.77	18.15	0.79	0.72	16.42	16.30	122.33
Thrift Strategy(108)	12.89	20,861	253.8	14.31	9.81	13.15	-2.02	26.66	23.75	0.38	0.14	14.90	14.12	129.99
Mortgage Banker Strategy(1)	15.04	10,691	160.8	16.02	9.05	14.75	1.97	63.66	61.37	0.80	-0.99	13.41	13.41	120.38
Real Estate Strategy(1)	2.35	25,919	60.9	2.57	1.47	2.38	-1.26	56.67	59.86	-0.05	-0.38	2.73	2.73	30.54
Diversified Strategy(2)	27.05	178,157	2,201.5	29.35	22.44	27.49	-2.29	3.26	4.22	1.69	0.92	27.42	22.36	280.51
Companies Issuing Dividends(70)	14.01	32,462	400.1	15.56	10.93	14.32	-1.98	21.49	18.79	0.73	0.51	15.25	14.04	134.49
Companies Without Dividends(43)	11.74	9,004	100.6	12.95	8.38	12.51	-3.26	33.91	31.09	-0.05	-0.44	14.61	14.38	128.21
Equity/Assets <6%(5)	2.21	2,664	7.0	6.69	1.15	2.42	-8.40	0.39	-20.40	-3.84	-4.01	5.98	5.96	223.87
Equity/Assets 6-12%(48)	14.00	17,936	200.1	15.44	9.99	14.77	-2.37	33.71	32.39	0.90	0.39	14.89	14.21	164.04
Equity/Assets >12%(60)	13.48	29,671	376.1	14.63	10.72	13.77	-2.02	22.80	20.54	0.47	0.34	15.87	14.83	101.12
Converted Last 3 Mths (no MHC)(5)	11.06	4,513	48.3	11.71	8.57	11.16	-0.87	53.74	46.18	0.47	0.45	15.97	15.37	100.00
Actively Traded Companies(3)	40.68	54,152	948.0	50.38	29.57	42.97	-4.27	31.12	26.97	3.65	3.65	29.75	28.54	335.99
Market Value Below $20 Million(9)	3.42	3,111	10.7	6.48	2.12	3.51	-4.49	5.11	-1.66	-2.36	-2.48	7.66	7.61	175.82
Holding Company Structure(97)	12.43	25,153	296.9	13.77	9.54	12.65	-2.00	25.37	22.82	0.34	0.05	14.62	13.67	129.99
Assets Over $1 Billion(48)	15.18	46,965	588.3	16.88	11.25	16.13	-3.64	29.81	25.75	0.90	0.41	15.10	13.71	140.09
Assets $500 Million-$1 Billion(31)	10.02	8,241	69.5	11.53	7.87	10.19	-2.28	22.77	19.72	-0.10	-0.22	13.26	12.75	117.48
Assets $250-$500 Million(31)	13.81	2,970	40.3	14.67	10.72	13.89	-1.00	26.19	24.65	0.43	0.29	17.39	17.03	131.76
Assets less than $250 Million(3)	5.87	1,883	12.4	7.32	3.67	5.85	0.65	0.63	10.16	-1.27	-1.54	8.35	8.30	153.03
Goodwill Companies(64)	12.40	31,939	382.0	13.71	9.64	13.11	-3.21	22.62	18.06	0.61	0.32	14.83	13.35	135.98
Non-Goodwill Companies(48)	14.21	12,572	161.3	15.79	10.41	14.38	-1.40	30.86	30.51	0.24	-0.06	15.21	15.21	128.05
Acquirors of FSLIC Cases(1)	16.56	106,178	1,758.3	18.42	12.35	16.99	-2.53	25.45	18.37	1.26	1.26	18.21	15.80	126.82

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualised
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 9, 2012

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From			Trailing	12 Mo.	Book	Tangible Book	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	12 Mo. EPS(3) ($)	Core EPS(3) ($)	Value/ Share ($)	Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(21)	9.84	40,119	142.5	11.27	7.84	9.94	-1.02	19.79	24.48	0.35	0.28	8.43	7.94	71.59
NASDAQ Listed OTC Companies(21)	9.84	40,119	142.5	11.27	7.84	9.94	-1.02	19.79	24.48	0.35	0.28	8.43	7.94	71.59
Mid-Atlantic Companies(13)	9.85	30,055	137.3	11.44	8.01	9.93	-1.37	16.16	18.44	0.39	0.38	8.57	8.12	80.07
Mid-West Companies(4)	7.42	115,992	250.3	8.38	5.77	7.33	1.80	36.65	58.60	0.13	-0.29	6.37	5.72	39.96
New England Companies(2)	10.33	14,431	82.7	11.50	8.05	10.61	-1.65	15.00	14.90	0.36	0.35	8.81	7.96	81.66
South-East Companies(2)	12.92	12,381	71.5	14.40	9.77	13.26	-2.53	21.08	19.07	0.41	0.44	10.27	10.11	58.02
Thrift Strategy(21)	9.84	40,119	142.5	11.27	7.84	9.94	-1.02	19.79	24.48	0.35	0.28	8.43	7.94	71.59
Companies Issuing Dividends(10)	11.32	20,244	122.0	12.93	9.11	11.32	-0.05	11.12	10.92	0.51	0.54	9.42	8.89	79.86
Companies Without Dividends(11)	8.20	62,202	165.2	9.42	6.44	8.41	-2.10	29.43	39.53	0.17	-0.02	7.32	6.87	62.39
Equity/Assets <6%(1)	10.40	2,618	9.4	11.00	8.50	10.40	0.00	15.56	16.72	0.77	0.62	10.24	8.77	181.40
Equity/Assets 6-12%(10)	9.97	25,252	132.9	11.73	7.37	10.03	-1.05	34.88	45.10	0.39	0.23	8.21	7.97	81.35
Equity/Assets >12%(10)	9.66	59,153	166.8	10.84	8.25	9.79	-1.10	5.17	4.71	0.27	0.28	8.44	7.81	49.61
Holding Company Structure(19)	10.01	42,712	152.2	11.52	7.95	10.07	-0.64	19.77	25.17	0.36	0.28	8.65	8.10	74.66
Assets Over $1 Billion(10)	10.34	77,258	275.9	11.79	8.56	10.62	-2.06	19.43	26.80	0.27	0.10	7.57	7.04	61.32
Assets $500 Million-$1 Billion(3)	10.83	6,672	23.5	13.25	7.91	10.47	0.82	37.65	46.45	0.53	0.52	8.73	8.73	94.10
Assets $250-$500 Million(7)	8.84	6,534	21.3	9.84	6.84	8.97	-1.36	14.41	15.51	0.40	0.43	9.69	9.24	82.84
Assets less than $250 Million(1)	8.39	7,718	26.2	9.26	7.25	8.00	4.88	1.70	-8.61	0.22	0.22	7.63	5.75	28.89
Goodwill Companies(14)	9.26	58,225	205.1	10.61	7.73	9.40	-0.82	14.48	19.08	0.28	0.17	7.89	7.11	68.90
Non-Goodwill Companies(7)	10.85	9,081	35.1	12.41	8.04	10.86	-1.36	28.89	33.73	0.46	0.46	9.35	9.35	76.19
MHC Institutions(21)	9.84	40,119	142.5	11.27	7.84	9.94	-1.02	19.79	24.48	0.35	0.28	8.43	7.94	71.59

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 9, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.26	98,418	911.4	11.08	6.58	9.88	-6.28	21.05	9.07	0.47	0.43	13.06	11.18	178.56
EVER	EverBank Financial Corp. of FL*	15.52	120,625	1,872.1	16.22	9.40	15.71	-1.21	55.20	55.20	0.37	-0.57	9.79	9.65	124.69
FBC	Flagstar Bancorp, Inc. of MI*	16.07	55,828	897.2	16.38	4.55	14.53	10.60	126.98	218.22	-0.27	-7.83	16.49	16.49	257.37
NYB	New York Community Bcrp of NY*	12.89	439,114	5,660.2	15.05	11.26	13.84	-6.86	5.57	4.20	1.11	0.87	12.78	7.14	99.03
PFS	Provident Fin. Serv. Inc of NJ*	14.09	60,157	847.6	16.25	11.72	14.68	-4.02	15.78	5.23	1.08	1.02	16.20	10.25	118.60
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	15.50	5,585	86.6	16.40	11.40	16.10	-3.73	34.78	32.48	0.01	-0.39	20.78	20.78	143.00
ALLB	Alliance Bancorp, Inc. of PA*	12.35	5,467	67.5	12.80	9.75	12.06	2.40	23.25	14.67	0.24	0.33	15.12	15.12	87.99
ANCB	Anchor Bancorp of Aberdeen, WA*	12.69	2,550	32.4	13.95	5.50	13.00	-2.38	111.85	104.68	-0.67	-0.85	21.19	21.19	184.63
AFCB	Athens Bancshares, Inc. of TN*	16.99	2,591	44.0	19.35	11.11	18.25	-6.90	39.84	41.58	0.95	0.47	19.43	19.32	113.25
ACFC	Atlantic Coast Fin. Corp of GA*	2.10	2,629	5.5	3.44	0.87	2.10	0.00	68.00	-26.32	-3.82	-4.98	16.73	16.72	296.13
BLMT	BSB Bancorp, Inc. of MA*	12.13	9,173	111.3	13.47	10.08	12.77	-5.01	17.31	15.09	-0.03	0.00	14.43	14.43	82.35
BKMU	Bank Mutual Corp of WI*	4.23	46,326	196.0	4.75	2.97	4.36	-2.98	39.60	33.02	0.11	-0.05	5.82	5.81	56.88
BFIN	BankFinancial Corp. of IL*	7.30	21,073	153.8	9.24	5.25	7.82	-6.65	7.67	32.25	-2.17	-2.19	9.63	9.47	72.23
BNCL	Beneficial Mut MHC of PA(42.9)	9.26	79,297	333.9	10.20	7.98	9.45	-2.01	9.07	10.77	0.20	0.21	7.96	6.26	61.18
BHLB	Berkshire Hills Bancorp of MA*	22.13	22,213	491.6	24.49	18.38	23.08	-4.12	16.66	-0.27	1.20	1.88	26.26	15.46	202.93
BOFI	Bofi Holding, Inc. Of CA*	27.76	11,513	319.6	28.44	15.35	27.56	0.73	82.63	70.83	2.45	1.68	15.82	15.82	207.32
BYFC	Broadway Financial Corp. of CA*	1.01	1,745	1.8	3.20	0.91	1.20	-15.83	-47.40	-35.26	-4.10	-3.12	1.70	1.70	224.03
CITZ	CFS Bancorp, Inc of Munster IN*	6.30	10,876	68.5	6.35	4.11	6.04	4.30	45.83	46.17	-0.95	-1.08	9.62	9.62	104.09
CMSB	CMS Bancorp Inc of W Plains NY(8)*	7.90	1,863	14.7	9.20	6.50	8.00	-1.25	11.27	-2.95	-0.20	-0.31	11.76	11.76	138.89
CBNJ	Cape Bancorp, Inc. of NJ*	8.56	13,338	114.2	9.80	7.00	8.71	-1.72	16.46	9.04	0.13	0.22	11.11	9.40	78.60
CFFN	Capitol Federal Fin Inc. of KS*	11.78	155,380	1,830.4	12.27	10.76	11.88	-0.84	5.08	2.08	0.47	0.47	11.80	11.80	60.63
CARV	Carver Bancorp, Inc. of NY*	3.10	3,695	11.5	18.00	1.10	3.75	-17.33	-27.91	-62.61	-4.96	-4.70	2.30	2.30	174.55
CEBK	Central Bncrp of Somerville MA(8)*	30.52	1,691	51.6	32.50	16.06	31.67	-3.63	73.21	79.00	-0.42	-0.23	20.66	19.34	334.56
CFBK	Central Federal Corp. of OH*	1.47	826	1.2	5.00	1.26	1.55	-5.16	-63.70	-52.58	-4.42	-5.11	1.37	1.29	273.14
CHFN	Charter Fin Corp MHC GA (37.2)	9.28	18,337	106.3	10.50	8.60	9.51	-2.42	1.31	0.22	0.19	0.26	7.61	7.30	57.23
CHEV	Cheviot Financial Corp. of OH*	9.12	7,597	69.3	9.92	8.01	9.20	-0.87	-8.06	5.07	0.53	0.42	14.13	12.66	83.48
CBNK	Chicopee Bancorp, Inc. of MA*	14.00	5,463	76.5	15.27	13.00	14.75	-5.08	1.82	-0.71	0.29	0.27	16.22	16.22	110.72
CZWI	Citizens Comm Bncorp Inc of WI*	5.65	5,133	29.0	6.28	4.51	5.70	-0.88	14.60	10.14	0.03	0.09	10.54	10.48	103.91
CSBK	Clifton Svg Bp MHC of NJ(35.8)	10.45	26,139	100.4	11.35	9.06	10.88	-3.95	8.29	12.61	0.30	0.30	7.15	7.15	40.59
COBK	Colonial Financial Serv. of NJ*	12.76	3,992	50.9	13.50	11.50	13.10	-2.60	3.40	2.41	0.16	0.10	17.64	17.64	154.73
CFFC	Community Fin. Corp. of VA(8)*	5.53	4,362	24.1	6.18	2.40	5.81	-4.82	107.12	68.60	0.40	0.40	8.94	8.94	114.28
DCOM	Dime Community Bancshars of NY*	13.43	35,598	478.1	15.01	10.80	14.16	-5.16	17.50	6.59	1.28	1.29	10.57	9.01	108.99
ESBF	ESB Financial Corp. of PA*	12.97	14,636	189.8	14.71	11.70	13.49	-3.85	1.65	-7.82	1.04	1.04	12.84	9.97	136.45
ESSA	ESSA Bancorp, Inc. of PA*	9.90	13,230	131.0	11.41	9.34	10.00	-1.00	-8.33	-5.44	0.31	0.30	12.37	12.22	84.13
EBMT	Eagle Bancorp Montanta of MT*	10.45	3,879	40.5	10.85	9.56	10.74	-2.70	10.00	6.09	0.56	0.19	13.83	13.83	84.38
FSBW	FS Bancorp, Inc. of WA*	11.93	3,240	38.7	12.00	9.90	12.00	-0.58	19.30	19.30	0.29	0.33	16.45	16.45	100.95
FFCO	FedFirst Financial Corp of PA*	15.50	2,864	44.4	15.60	12.66	15.00	3.33	13.55	13.14	0.49	0.42	20.43	20.02	118.28
FSBI	Fidelity Bancorp, Inc. of PA(8)*	21.60	3,069	66.3	22.75	8.15	22.25	-2.92	149.71	114.93	0.34	0.30	14.93	14.07	216.88
FCAP	First Capital, Inc. of IN*	20.15	2,785	56.1	21.95	17.67	20.10	0.25	8.86	8.74	1.47	1.25	18.62	16.69	162.94
FCLF	First Clover Leaf Fin Cp of IL*	6.26	7,660	48.0	7.50	5.69	6.40	-2.19	2.29	2.62	0.22	0.11	10.21	8.64	70.23
FBNK	First Connecticut Bncorp of CT*	13.37	17,303	231.3	14.21	11.60	13.65	-2.05	10.59	2.77	0.08	0.05	14.34	14.34	97.52
FDEF	First Defiance Fin. Corp of OH*	17.03	9,729	165.7	18.06	13.35	17.68	-3.68	23.05	16.72	1.43	0.81	25.58	18.70	212.52
FFNM	First Fed of N. Michigan of MI*	4.90	2,884	14.1	5.00	2.73	4.48	9.38	38.03	71.33	0.23	0.13	8.69	8.62	75.47
FFBH	First Fed. Bancshares of AR*	9.36	19,303	180.7	10.74	4.30	9.70	-3.51	70.18	116.67	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	7.57	18,805	142.4	8.35	5.29	7.81	-3.07	42.83	28.31	0.19	0.17	9.79	9.79	53.11
BANC	First PacTrust Bancorp of CA*	11.14	11,683	130.1	13.34	10.00	11.51	-3.21	1.18	8.68	-0.56	-0.55	12.87	12.87	95.45
FSFG	First Savings Fin. Grp. of IN*	19.00	2,360	44.8	19.60	15.36	18.70	1.60	19.42	12.29	1.58	1.52	27.08	23.74	248.74
FFIC	Flushing Fin. Corp. of NY*	14.80	30,904	457.4	17.01	11.23	15.38	-3.77	21.31	17.18	1.10	1.12	13.95	13.40	143.54
FXCB	Fox Chase Bancorp, Inc. of PA*	15.42	12,448	191.9	16.13	12.14	15.50	-0.52	27.54	22.09	0.32	0.31	14.67	14.67	81.29
FRNK	Franklin Financial Corp. of VA*	16.30	13,777	224.6	17.45	10.89	16.91	-3.61	48.18	37.67	0.35	0.62	18.40	18.40	78.46
GTWN	Georgetown Bancorp, Inc. of MA*	11.25	1,940	21.8	11.95	7.03	11.51	-2.26	27.55	11.72	0.37	0.37	15.00	15.00	110.48
GCBC	Green Co Bcrp MHC of NY (44.7)	21.40	4,185	38.8	27.13	16.65	20.02	6.89	20.43	25.81	1.39	1.42	12.58	12.58	141.14
HFFC	HF Financial Corp. of SD*	12.70	7,056	89.6	13.25	9.00	12.80	-0.78	37.74	17.92	0.73	0.41	13.72	13.10	169.02
HMNF	HMN Financial, Inc. of MN*	3.39	4,424	15.0	3.80	1.61	3.52	-3.69	72.96	74.74	-1.88	-2.16	7.79	7.79	151.52
HBK	Hamilton Bancorp, Inc. of MD*	11.25	3,703	41.7	12.05	11.20	11.58	-2.85	12.50	12.50	-0.08	-0.16	18.05	17.26	93.75
HBNK	Hampden Bancorp, Inc. of MA*	13.75	5,861	80.6	14.25	10.77	12.31	11.70	6.59	16.53	0.51	0.44	14.87	14.87	105.09
HARL	Harleysville Svgs Fin Cp of PA*	16.64	3,769	62.7	19.48	13.80	16.60	0.24	15.88	16.04	1.32	1.32	15.63	15.63	218.29
HBOS	Heritage Fin Group, Inc of GA*	12.58	8,230	103.5	14.03	10.01	12.97	-3.01	14.16	6.61	0.66	0.66	14.98	14.42	129.21
HIFS	Hingham Inst. for Sav. of MA*	64.80	2,126	137.8	82.34	46.78	68.94	-6.01	36.80	35.56	6.03	6.03	41.28	41.28	545.16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 9, 2012

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HBCP	Home Bancorp Inc. Lafayette LA*	17.41	7,512	130.8	19.95	14.66	18.09	-3.76	18.76	12.32	0.91	0.93	18.51	18.19	131.59
HFBL	Home Federal Bancorp Inc of LA*	17.68	2,778	49.1	18.12	13.35	17.52	0.91	26.29	24.59	1.02	0.38	17.96	17.96	106.62
HMST	HomeStreet, Inc. of WA*	22.06	14,355	316.7	23.85	11.33	46.89	-52.95	-49.86	-49.86	4.13	1.90	14.91	14.88	168.93
HTBI	HomeTrust Bancshrs, Inc. of NC*	12.76	21,160	270.0	13.75	11.24	13.36	-4.49	27.60	27.60	-0.76	-0.63	16.85	16.85	82.70
HFBC	HopFed Bancorp, Inc. of KY*	8.15	7,503	61.1	9.05	5.80	8.15	0.00	33.61	26.36	0.64	0.34	13.75	13.70	136.76
HCBK	Hudson City Bancorp, Inc of NJ(8)*	8.03	528,194	4,241.4	8.79	5.09	8.57	-6.30	43.39	28.48	-0.25	0.67	8.83	8.54	82.53
IROQ	IF Bancorp, Inc. of IL*	13.65	4,811	65.7	13.89	11.00	13.55	0.74	21.44	21.66	0.29	0.18	18.01	18.01	106.28
ISBC	Investors Bcrp MHC of NJ(41.6)	16.65	111,906	833.3	18.90	12.73	17.43	-4.48	27.00	23.52	0.75	0.72	9.16	8.76	102.60
JXSB	Jacksonville Bancorp Inc of IL*	17.25	1,923	33.2	17.99	13.57	17.25	0.00	28.54	25.45	1.77	1.38	22.51	21.10	164.80
JFBI	Jefferson Bancshares Inc of TN*	2.85	6,630	18.9	2.96	1.84	2.95	-3.39	3.64	23.38	-0.60	-0.61	7.94	7.71	78.87
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.39	7,718	26.2	9.26	7.25	8.00	4.88	1.70	-8.61	0.22	0.22	7.63	5.75	28.89
KFFG	Kaiser Federal Fin Group of CA*	14.41	8,791	126.7	15.74	11.69	15.26	-5.57	22.12	12.40	0.82	0.82	17.53	17.08	105.03
KRNY	Kearny Fin Cp MHC of NJ (24.0)	9.03	66,870	161.8	10.08	8.78	9.10	-0.77	-4.14	-4.95	0.08	0.07	7.35	5.72	43.92
LSBI	LSB Fin. Corp. of Lafayette IN*	19.97	1,556	31.1	21.20	12.51	19.82	0.76	53.62	47.93	0.62	-0.05	24.03	24.03	236.02
LPSB	LaPorte Bancorp Inc. of IN*	8.60	6,148	52.9	9.21	5.69	8.65	-0.58	41.68	41.68	0.61	0.57	13.00	11.57	80.81
LSBK	Lake Shore Bnp MHC of NY(38.7)	10.40	5,939	25.5	10.60	8.29	10.25	1.46	6.12	8.90	0.61	0.68	11.06	11.06	82.86
LABC	Louisiana Bancorp, Inc. of LA*	16.71	2,997	50.1	17.75	14.82	16.75	-0.24	5.43	5.43	0.74	0.58	18.53	18.53	107.61
MSBF	MSB Fin Corp MHC of NJ (39.2)	6.03	5,048	12.9	6.84	4.26	6.47	-6.80	34.00	37.36	0.10	0.10	8.10	8.10	68.81
MCBK	Madison County Financial of NE*	14.50	3,193	46.3	15.50	14.15	14.51	-0.07	45.00	45.00	1.11	0.99	18.40	17.97	81.43
MGYR	Magyar Bancorp MHC of NJ(44.9)	4.65	5,808	12.0	5.74	2.29	4.65	0.00	60.90	89.02	0.03	-0.07	7.71	7.71	90.88
MLVF	Malvern Bancorp, Inc. of PA*	10.70	6,559	70.2	11.20	5.30	10.70	0.00	105.37	94.90	0.13	0.07	14.81	14.81	105.05
MFLR	Mayflower Bancorp, Inc. of MA*	10.88	2,058	22.4	11.24	7.09	10.24	6.25	35.83	39.31	0.61	0.37	10.77	10.77	122.44
EBSB	Meridian Fn Serv MHC MA (40.6)	16.16	22,333	152.7	17.98	12.05	16.71	-3.29	30.01	29.80	0.55	0.22	10.24	9.63	94.03
CASH	Meta Financial Group of IA*	24.00	3,847	92.3	25.00	14.10	24.90	-3.61	65.52	44.14	4.59	2.45	27.48	26.94	397.37
NASB	NASB Fin, Inc. of Grandview MO*	21.38	7,868	168.2	25.39	9.26	23.66	-9.64	110.02	99.63	2.19	-1.14	20.49	20.18	155.13
NECB	NE Comm Bncrp MHC of NY (42.5)	5.17	12,645	30.8	7.29	5.00	5.18	-0.19	-10.09	-7.84	0.10	0.10	8.47	8.33	35.86
NHTB	NH Thrift Bancshares of NH*	12.72	5,902	75.1	13.53	11.00	12.90	-1.40	8.26	12.57	1.15	0.55	15.29	10.17	193.47
NVSL	Naugatuck Valley Fin Crp of CT*	7.04	7,002	49.3	7.79	6.57	7.15	-1.54	-6.13	3.68	-0.06	-0.22	11.52	11.52	79.69
NFSB	Newport Bancorp, Inc. of RI*	16.75	3,469	58.1	17.25	12.30	17.00	-1.47	30.86	33.25	0.39	0.39	15.15	15.15	134.49
NFBK	Northfield Bcp MHC of NY(38.5)(8)	14.98	40,217	285.8	16.49	12.96	16.13	-7.13	10.31	5.79	0.42	0.48	9.58	9.15	59.82
NWBI	Northwest Bancshares Inc of PA*	11.38	97,844	1,113.5	13.08	11.03	11.71	-2.82	-4.37	-8.52	0.65	0.65	11.95	10.18	82.15
OBAF	OBA Financial Serv. Inc of MD*	15.69	4,333	68.0	15.69	13.55	15.50	1.23	8.96	9.41	0.06	0.06	17.47	17.47	90.49
OSHC	Ocean Shore Holding Co. of NJ*	13.05	6,964	90.9	13.70	9.80	13.45	-2.97	26.09	27.19	0.77	0.88	15.16	14.40	147.37
OCFC	OceanFirst Fin. Corp of NJ*	13.39	18,020	241.3	15.00	11.76	13.42	-0.22	1.59	2.45	1.20	1.06	12.14	12.14	126.94
OFED	Oconee Fed Fn Cp MHC SC (35.0)	16.55	6,424	36.8	18.30	10.95	17.00	-2.65	40.85	37.92	0.63	0.61	12.92	12.92	58.80
OABC	OmniAmerican Bancorp Inc of TX*	22.05	11,435	252.1	23.20	13.92	22.81	-3.33	59.09	40.45	0.39	0.25	17.66	17.66	117.57
ONFC	Oneida Financial Corp. of NY*	11.30	7,025	79.4	11.50	8.90	11.30	0.00	25.70	18.95	0.94	0.84	12.86	9.34	96.27
ORIT	Oritani Financial Corp of NJ*	14.54	45,208	657.3	15.34	12.02	14.75	-1.42	15.03	13.86	0.70	0.71	11.30	11.30	59.75
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.50	6,529	12.6	5.01	4.04	4.50	0.00	0.00	0.00	0.16	0.47	7.37	6.28	69.28
PVFC	PVF Capital Corp. of Solon OH*	2.35	25,919	60.9	2.57	1.47	2.38	-1.26	56.67	59.86	-0.05	-0.38	2.73	2.73	30.54
PBHC	Pathfinder BC MHC of NY (39.5)	10.40	2,618	9.4	11.00	8.50	10.40	0.00	15.56	16.72	0.77	0.62	10.24	8.77	181.40
PEOP	Peoples Fed Bancshrs Inc of MA*	16.39	6,727	110.3	17.64	13.12	16.93	-3.19	25.11	15.02	0.38	0.37	16.57	16.57	83.20
PBCT	Peoples United Financial of CT*	11.60	347,580	4,031.9	13.79	11.20	12.02	-3.49	-7.13	-9.73	0.63	0.67	14.81	8.57	81.00
PBSK	Poage Bankshares, Inc. of KY*	12.60	3,372	42.5	12.95	10.76	12.31	2.36	16.45	15.38	0.60	0.48	18.11	18.11	94.71
PROV	Provident Fin. Holdings of CA*	15.04	10,691	160.8	16.02	9.05	14.75	1.97	63.66	61.37	0.80	-0.99	13.41	13.41	120.38
PBNY	Provident NY Bncrp, Inc. of NY*	8.69	44,173	383.9	9.92	6.10	9.13	-4.82	36.21	30.87	0.39	0.25	10.07	6.34	71.31
PBIP	Prudential Bncp MHC PA (24.9)	6.45	10,023	19.5	6.88	4.80	6.75	-4.44	31.63	24.52	0.18	0.21	5.90	5.90	50.28
PULB	Pulaski Fin Cp of St. Louis MO*	8.66	11,351	98.3	8.75	6.55	8.65	0.12	28.87	22.66	0.64	0.23	8.12	7.77	118.55
RIVR	River Valley Bancorp of IN*	17.38	1,525	26.5	20.00	14.51	17.91	-2.96	11.77	12.13	0.83	0.31	18.78	18.72	267.78
RVSB	Riverview Bancorp, Inc. of WA*	1.77	22,472	39.8	2.46	1.07	1.84	-3.80	-20.98	-25.32	-1.52	-1.55	3.28	2.14	36.26
RCKB	Rockville Fin New, Inc. of CT*	12.66	28,603	362.1	13.49	9.49	13.25	-4.45	25.84	22.20	0.52	0.47	11.28	11.24	67.42
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.35	30,183	69.5	11.22	7.75	8.53	-2.11	-4.90	-15.14	0.21	0.18	7.19	7.13	61.37
SIFI	SI Financial Group, Inc. of CT*	10.95	10,141	111.0	11.90	9.00	11.00	-0.45	19.93	11.17	0.25	0.12	12.61	12.27	94.39
SPBC	SP Bancorp, Inc. of Plano, TX*	14.73	1,700	25.0	16.00	9.91	14.95	-1.47	47.01	43.15	0.60	-0.28	19.37	19.37	159.25
SVBI	Severn Bancorp, Inc. of MD*	3.20	10,067	32.2	3.99	2.01	3.40	-5.88	12.68	30.08	0.15	0.07	7.88	7.85	89.07
SFBC	Sound Financial Bcp, Inc of WA*	10.26	2,960	30.4	10.60	6.50	10.35	-0.87	64.16	36.80	0.56	0.79	15.59	15.26	138.95
STND	Standard Financial Corp. of PA*	17.40	3,480	60.6	17.84	14.11	17.75	-1.97	17.41	13.73	0.89	0.85	23.01	20.33	127.21
SIBC	State Investors Bancorp of LA*	13.29	2,874	38.2	13.79	10.10	13.25	0.30	22.26	21.70	0.35	0.55	16.93	16.93	87.30
THRD	TF Fin. Corp. of Newtown PA*	22.21	2,837	63.0	26.50	21.00	22.10	0.50	6.83	-2.24	1.77	1.49	28.23	26.71	241.59
TFSL	TFS Fin Corp MHC of OH (26.5)	8.37	309,009	679.6	9.99	8.35	8.74	-4.23	-6.58	-6.58	0.06	0.06	5.84	5.81	37.20
TBNK	Territorial Bancorp, Inc of HI*	22.03	10,902	240.2	24.35	18.87	22.03	0.00	15.16	11.54	1.26	1.19	19.84	19.82	143.65
TSBK	Timberland Bancorp, Inc. of WA*	6.05	7,045	42.6	6.30	3.25	6.30	-3.97	35.04	53.16	0.33	0.15	10.38	9.53	103.50
TRST	TrustCo Bank Corp NY of NY*	5.34	93,807	500.9	6.00	4.74	5.56	-3.96	8.98	-4.81	0.38	0.38	3.73	3.72	47.13
UCBA	United Comm Bncp MHC IN (40.6)(8)	6.30	7,835	20.1	7.62	5.30	6.31	-0.16	12.10	13.92	0.25	0.09	7.02	6.59	63.29
UCFC	United Community Fin. of OH*	3.53	32,885	116.1	3.93	0.87	3.81	-7.35	236.19	177.95	0.09	-0.14	5.95	5.94	57.99

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 9, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
UBNK United Financial Bncrp of MA*	14.27	15,468	220.7	17.02	13.36	14.66	-2.66	-7.99	-11.31	0.74	0.75	14.75	14.20	106.91
WSB WSB Holdings, Inc. of Bowie MD(8)*	5.76	7,999	46.1	5.90	2.19	5.70	1.05	156.00	147.21	0.14	-0.01	6.89	6.89	46.71
WSFS WSFS Financial Corp. of DE*	42.49	8,734	371.1	44.90	33.68	42.96	-1.09	13.64	18.16	2.74	1.16	40.02	36.15	480.01
WVFC WVS Financial Corp. of PA*	8.51	2,058	17.5	10.40	6.63	8.50	0.12	-2.74	-5.97	0.68	0.72	14.78	14.78	132.82
WAFD Washington Federal, Inc. of WA*	16.56	106,178	1,758.3	18.42	12.35	16.99	-2.53	25.45	18.37	1.26	1.26	18.21	15.80	126.82
WSBF Waterstone Fin MHC of WI(26.2)	5.50	31,250	45.1	5.88	1.72	5.25	4.76	114.84	191.01	0.10	-1.15	5.63	5.61	53.80
WAYN Wayne Savings Bancshares of OH*	9.15	2,994	27.4	9.48	7.11	9.39	-2.56	12.96	17.91	0.53	0.49	13.41	12.77	136.54
WEBK Wellesley Bancorp, Inc. of MA*	15.19	2,407	36.6	15.70	11.45	15.70	-3.25	51.90	51.90	0.39	0.38	18.16	18.16	134.88
WFD Westfield Fin. Inc. of MA*	6.88	25,297	174.0	8.71	6.83	7.19	-4.31	-0.43	-6.52	0.25	0.20	8.36	8.36	52.13
WBKC Wolverine Bancorp, Inc. of MI*	17.75	2,500	44.4	18.23	13.75	17.60	0.85	24.13	25.89	0.59	0.29	26.27	26.27	114.89

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of November 9, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(113)	12.75	12.12	0.30	1.94	3.72	0.12	-0.06	3.39	43.30	1.59	19.14	87.86	11.05	94.21	21.87	0.21	1.58	25.24
NYSE Traded Companies(5)	9.63	7.45	0.51	4.44	4.41	-0.34	-5.71	3.26	32.83	1.31	14.79	102.94	9.75	131.82	16.72	0.35	2.74	34.60
NASDAQ Listed OTC Companies(108)	12.90	12.35	0.28	1.81	3.68	0.14	0.23	3.40	43.83	1.61	19.33	87.12	11.11	92.36	22.14	0.20	1.52	24.87
California Companies(5)	9.94	9.87	0.07	-1.53	3.70	-0.22	-3.74	5.71	33.92	2.08	15.90	103.16	10.35	103.59	17.05	0.21	2.36	21.34
Florida Companies(1)	7.85	7.75	0.33	4.34	2.38	-0.51	-6.68	2.08	24.71	0.71	NM	158.53	12.45	160.83	NM	0.08	0.52	21.62
Mid-Atlantic Companies(33)	12.53	11.46	0.46	3.44	5.21	0.42	3.16	2.83	41.55	1.39	16.82	91.27	11.13	103.28	20.76	0.30	2.28	35.57
Mid-West Companies(29)	11.56	11.10	0.25	0.98	3.47	-0.13	-3.15	3.92	36.73	1.91	19.21	77.49	8.80	81.15	21.24	0.20	1.53	25.62
New England Companies(19)	13.84	13.01	0.45	3.75	3.66	0.42	3.37	1.51	71.67	1.09	22.18	92.62	12.56	101.75	24.94	0.27	1.76	27.23
North-West Companies(7)	12.64	11.87	0.02	3.07	5.24	-0.22	-1.70	7.17	27.74	2.16	19.16	80.13	9.97	87.00	20.30	0.05	0.28	5.08
South-East Companies(14)	15.50	15.43	-0.04	-1.85	-0.06	-0.14	-3.00	3.88	41.94	1.89	22.14	88.54	13.96	89.04	25.63	0.07	0.55	10.61
South-West Companies(2)	13.59	13.59	0.36	2.66	2.92	0.02	-0.01	2.73	24.54	0.95	24.55	100.45	14.00	100.45	NM	0.00	0.00	0.00
Western Companies (Excl CA)(3)	13.81	13.72	0.65	5.21	5.51	0.55	3.68	1.96	31.62	0.84	18.16	84.14	11.70	84.65	15.75	0.28	1.91	34.72
Thrift Strategy(108)	12.83	12.25	0.27	1.40	3.56	0.12	-0.14	3.35	43.49	1.58	19.41	86.96	11.04	92.95	21.88	0.21	1.58	25.67
Mortgage Banker Strategy(1)	11.14	11.14	0.65	6.02	5.32	-0.81	-7.44	3.92	43.47	2.05	18.80	112.16	12.49	112.16	NM	0.20	1.33	25.00
Real Estate Strategy(1)	8.94	8.94	-0.16	-1.85	-2.13	-1.24	-14.02	5.26	38.59	2.75	NM	86.08	7.69	86.08	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.31	9.53	0.69	5.16	5.94	0.55	3.53	1.87	51.21	1.29	16.96	92.25	11.59	126.45	26.97	0.56	3.32	17.52
Companies Issuing Dividends(70)	12.67	11.81	0.47	3.76	4.60	0.31	2.35	2.68	46.02	1.40	17.43	92.67	11.60	101.71	20.79	0.34	2.53	39.09
Companies Without Dividends(43)	12.87	12.65	0.00	-1.49	2.05	-0.21	-4.63	4.61	38.64	1.90	24.57	79.80	10.14	81.63	25.88	0.00	0.00	0.00
Equity/Assets <6%(5)	2.67	2.67	-1.66	-28.78	0.00	-1.70	-29.67	9.90	31.32	4.02	NM	71.51	1.14	72.85	NM	0.01	0.79	0.00
Equity/Assets 6-12%(48)	9.42	9.01	0.38	4.81	4.78	0.09	1.20	3.50	40.23	1.52	16.60	89.98	8.27	94.88	18.69	0.23	1.59	25.78
Equity/Assets >12%(60)	16.03	15.19	0.40	2.55	2.96	0.29	1.69	2.71	46.78	1.44	21.35	87.70	13.92	95.53	24.24	0.21	1.64	24.85
Converted Last 3 Mths (no MHC)(5)	16.65	15.98	0.51	3.10	4.14	0.48	2.65	2.97	36.11	1.62	15.16	69.07	11.60	71.94	14.24	0.06	0.64	11.32
Actively Traded Companies(3)	10.97	10.14	1.07	11.28	8.46	1.07	11.28	0.96	70.18	1.30	11.94	123.96	12.47	130.89	11.94	0.68	1.77	21.32
Market Value Below $20 Million(9)	5.76	5.71	-1.02	-17.99	-2.79	-1.06	-18.67	7.39	27.73	3.01	16.91	63.43	2.78	64.45	24.76	0.03	0.73	11.76
Holding Company Structure(97)	12.53	11.83	0.25	1.10	3.56	0.07	-0.64	3.49	41.79	1.62	19.08	86.26	10.83	93.48	21.74	0.23	1.76	27.72
Assets Over $1 Billion(48)	12.23	11.27	0.54	5.74	4.41	0.28	2.59	2.85	41.92	1.43	17.20	98.75	11.84	109.75	20.76	0.32	2.30	35.17
Assets $500 Million-$1 Billion(31)	12.28	11.81	-0.16	-3.02	1.88	-0.28	-4.12	4.51	38.32	1.86	19.84	79.59	9.90	83.30	17.84	0.11	0.94	18.52
Assets $250-$500 Million(31)	14.55	14.27	0.43	2.19	4.18	0.31	1.40	3.07	51.81	1.54	21.42	79.03	11.48	80.73	24.56	0.15	1.21	17.14
Assets less than $250 Million(3)	8.53	8.49	-0.27	-16.49	3.99	-0.39	-19.86	3.65	41.71	2.05	25.85	79.56	5.74	81.93	34.05	0.00	0.00	0.00
Goodwill Companies(64)	11.94	10.85	0.41	3.20	4.67	0.23	1.15	3.24	39.51	1.52	17.35	83.07	9.81	94.20	20.46	0.27	1.99	31.44
Non-Goodwill Companies(48)	13.67	13.67	0.17	0.24	2.63	-0.02	-1.70	3.54	48.69	1.66	23.13	94.62	12.64	94.62	25.24	0.14	1.06	15.63
Acquirors of FSLIC Cases(1)	14.36	12.70	0.99	7.03	7.61	0.99	7.03	0.00	0.00	1.71	13.14	90.94	13.06	104.81	13.14	0.32	1.93	25.40

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 9, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(21)	13.73	12.95	0.46	3.63	3.04	0.34	2.43	3.24	35.11	1.19	27.32	114.42	15.56	122.67	24.63	0.14	1.30	13.02
NASDAQ Listed OTC Companies(21)	13.73	12.95	0.46	3.63	3.04	0.34	2.43	3.24	35.11	1.19	27.32	114.42	15.56	122.67	24.63	0.14	1.30	13.02
Mid-Atlantic Companies(13)	12.63	12.03	0.45	3.99	3.31	0.44	3.85	3.16	38.03	1.15	25.51	112.84	13.82	120.67	22.64	0.13	0.98	11.88
Mid-West Companies(4)	17.52	15.78	0.37	1.92	1.72	-0.39	-5.72	5.81	19.98	1.35	38.14	116.99	20.59	129.34	38.14	0.13	1.59	0.00
New England Companies(2)	10.76	9.76	0.42	3.88	3.48	0.45	4.39	2.71	26.76	1.10	28.75	109.44	11.84	119.73	9.57	0.08	1.78	0.00
South-East Companies(2)	17.64	17.40	0.70	3.74	2.93	0.74	4.12	1.58	44.02	1.35	26.27	125.02	22.18	127.61	31.41	0.30	2.29	63.49
Thrift Strategy(21)	13.73	12.95	0.46	3.63	3.04	0.34	2.43	3.24	35.11	1.19	27.32	114.42	15.56	122.67	24.63	0.14	1.30	13.02
Companies Issuing Dividends(10)	15.04	14.19	0.63	4.92	4.11	0.69	5.39	1.86	43.71	1.10	24.44	117.57	16.97	125.38	23.96	0.27	2.47	36.47
Companies Without Dividends(11)	12.28	11.56	0.26	2.19	1.84	-0.04	-0.86	5.01	24.05	1.30	34.99	110.91	13.99	119.65	30.71	0.00	0.08	0.00
Equity/Assets <6%(1)	5.64	4.87	0.45	5.38	7.40	0.36	4.33	1.13	78.85	1.35	13.51	101.56	5.73	118.59	16.77	0.12	1.15	15.58
Equity/Assets 6-12%(10)	10.39	10.12	0.41	4.15	3.04	0.15	1.58	5.12	27.51	1.35	28.45	114.29	11.73	117.65	19.62	0.12	0.89	9.63
Equity/Assets >12%(10)	17.97	16.67	0.51	2.91	2.55	0.52	3.06	1.85	36.30	1.02	29.07	115.97	20.48	128.14	30.22	0.17	1.72	17.94
Holding Company Structure(19)	13.62	12.74	0.45	3.62	3.06	0.31	2.25	3.46	35.39	1.23	25.54	112.85	15.12	122.07	22.60	0.14	1.32	14.03
Assets Over $1 Billion(10)	13.15	12.34	0.40	3.37	2.32	0.11	0.47	2.84	44.49	1.38	31.54	133.78	17.49	144.02	31.22	0.07	0.63	3.81
Assets $500 Million-$1 Billion(3)	9.71	9.71	0.47	5.01	3.31	0.46	4.83	6.09	14.49	1.37	25.61	113.25	11.04	113.25	22.89	0.23	1.09	16.79
Assets $250-$500 Million(7)	14.50	14.08	0.48	3.45	4.04	0.55	4.08	2.96	33.60	0.95	21.24	86.71	12.68	91.48	17.19	0.16	1.83	26.33
Assets less than $250 Million(1)	26.41	21.29	0.75	2.88	2.62	0.75	2.88	1.99	19.77	0.48	38.14	109.96	29.04	145.91	38.14	0.40	4.77	0.00
Goodwill Companies(14)	13.92	12.68	0.38	3.14	2.80	0.20	1.25	3.06	40.30	1.34	28.52	115.96	15.61	129.02	24.66	0.10	1.26	5.28
Non-Goodwill Companies(7)	13.41	13.41	0.58	4.46	3.45	0.59	4.45	3.54	26.47	0.95	25.88	111.78	15.47	111.78	24.61	0.21	1.36	23.35
MHC Institutions(21)	13.73	12.95	0.46	3.63	3.04	0.34	2.43	3.24	35.11	1.19	27.32	114.42	15.56	122.67	24.63	0.14	1.30	13.02

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 9, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.31	6.33	0.27	3.63	5.08	0.25	3.32	2.58	32.65	1.08	19.70	70.90	5.19	82.83	21.53	0.16	1.73	34.04
EVER	EverBank Financial Corp. of FL*	7.85	7.75	0.33	4.34	2.38	-0.51	-6.68	2.08	24.71	0.71	NM	158.53	12.45	160.83	NM	0.08	0.52	21.62
FBC	Flagstar Bancorp, Inc. of MI*	6.41	6.41	-0.11	-1.33	-1.68	-3.19	-38.48	7.78	25.69	2.61	NM	97.45	6.24	97.45	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.91	7.65	1.15	8.74	8.61	0.90	6.85	0.95	46.05	0.61	11.61	100.86	13.02	180.53	14.82	1.00	7.76	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.66	9.10	0.92	6.80	7.67	0.87	6.42	2.89	35.05	1.53	13.05	86.98	11.88	137.46	13.81	0.52	3.69	48.15
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.53	14.53	0.01	0.06	0.06	-0.28	-2.27	4.01	36.09	2.79	NM	74.59	10.84	74.59	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.18	17.18	0.28	1.57	1.94	0.38	2.16	4.53	19.73	1.49	NM	81.68	14.04	81.68	37.42	0.20	1.62	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.48	11.48	-0.35	-3.09	-5.28	-0.45	-3.92	6.24	24.01	2.39	NM	59.89	6.87	59.89	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.16	17.08	0.86	4.88	5.59	0.42	2.42	3.16	43.79	1.95	17.88	87.44	15.00	87.94	36.15	0.20	1.18	21.05
ACFC	Atlantic Coast Fin. Corp of GA*	5.65	5.65	-1.27	-20.89	NM	-1.66	-27.23	7.81	20.29	2.35	NM	12.55	0.71	12.56	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	17.52	17.52	-0.04	-0.28	-0.25	0.00	0.00	0.44	162.13	0.90	NM	84.06	14.73	84.06	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.23	10.22	0.20	1.88	2.60	-0.09	-0.85	3.05	32.40	1.88	38.45	72.68	7.44	72.81	NM	0.08	1.89	72.73
BFIN	BankFinancial Corp. of IL*	13.33	13.14	-2.88	-20.75	-29.73	-2.91	-20.94	6.74	30.10	2.68	NM	75.80	10.11	77.09	NM	0.04	0.55	NM
BNCL	Beneficial Mut MHC of PA(42.9)	13.01	10.52	0.34	2.52	2.16	0.36	2.64	2.31	49.71	2.14	NM	116.33	15.14	147.92	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.94	8.05	0.67	4.96	5.42	1.05	7.78	1.02	71.50	0.96	18.44	84.27	10.91	143.14	11.77	0.72	3.25	60.00
BOFI	Bofi Holding, Inc. Of CA*	7.63	7.63	1.29	15.37	8.83	0.89	10.54	0.90	44.64	0.53	11.33	175.47	13.39	175.47	16.52	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	0.76	0.76	-1.71	-29.99	NM	-1.30	-22.82	16.98	26.90	5.48	NM	59.41	0.45	59.41	NM	0.04	3.96	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.24	9.24	-0.90	-9.53	-15.08	-1.02	-10.83	6.99	15.25	1.69	NM	65.49	6.05	65.49	NM	0.04	0.63	NM
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.47	8.47	-0.15	-1.69	-2.53	-0.23	-2.62	3.92	15.95	0.54	NM	67.18	5.69	67.18	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.13	12.23	0.16	1.18	1.52	0.28	2.00	3.68	32.86	1.71	NM	77.05	10.89	91.06	38.91	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.46	19.46	0.77	3.82	3.99	0.77	3.82	0.49	25.30	0.23	25.06	99.83	19.43	99.83	25.06	0.30	2.55	63.83
CARV	Carver Bancorp, Inc. of NY*	1.32	1.32	-2.77	-43.89	NM	-2.62	-41.59	11.94	24.17	4.43	NM	134.78	1.78	134.78	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA(8)*	6.18	5.80	-0.14	-1.55	-1.38	-0.07	-0.85	1.74	42.26	0.85	NM	147.73	9.12	157.81	NM	0.20	0.66	NM
CFBK	Central Federal Corp. of OH*	0.50	0.47	-1.45	-35.67	NM	-1.67	-41.24	6.07	39.67	3.90	NM	107.30	0.54	113.95	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	13.30	12.83	0.32	2.52	2.05	0.44	3.45	2.32	60.88	2.35	NM	121.94	16.22	127.12	35.69	0.20	2.16	NM
CHEV	Cheviot Financial Corp. of OH*	16.93	15.44	0.65	4.69	5.81	0.52	3.71	3.12	8.06	0.44	17.21	64.54	10.92	72.04	21.71	0.32	3.51	60.38
CBNK	Chicopee Bancorp, Inc. of MA*	14.65	14.65	0.26	1.76	2.07	0.25	1.64	0.95	77.70	0.98	NM	86.31	12.64	86.31	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.14	10.09	0.03	0.29	0.53	0.09	0.87	2.15	49.73	1.32	NM	53.61	5.44	53.91	NM	0.00	0.00	0.00
CSBK	Clifton Svg Bp MHC of NJ(35.8)	17.62	17.62	0.71	4.25	2.87	0.71	4.25	0.41	45.74	0.48	34.83	146.15	25.75	146.15	34.83	0.24	2.30	NM
COBK	Colonial Financial Serv. of NJ*	11.40	11.40	0.10	0.89	1.25	0.07	0.56	5.07	9.38	1.01	NM	72.34	8.25	72.34	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA(8)*	7.82	7.82	0.34	3.45	7.23	0.34	3.45	7.19	23.74	1.91	13.83	61.86	4.84	61.86	13.83	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.70	8.39	1.14	12.60	9.53	1.15	12.70	1.56	33.41	0.68	10.49	127.06	12.32	149.06	10.41	0.56	4.17	43.75
ESBF	ESB Financial Corp. of PA*	9.41	7.46	0.77	8.34	8.02	0.77	8.34	1.02	33.04	1.00	12.47	101.01	9.51	130.09	12.47	0.40	3.08	38.46
ESSA	ESSA Bancorp, Inc. of PA*	14.70	14.55	0.37	2.52	3.13	0.36	2.44	2.48	25.76	0.95	31.94	80.03	11.77	81.01	33.00	0.20	2.02	64.52
EBMT	Eagle Bancorp Montanta of MT*	16.39	16.39	0.65	4.08	5.36	0.22	1.38	1.30	38.10	0.87	18.66	75.56	12.38	75.56	NM	0.29	2.78	51.79
FSBW	FS Bancorp, Inc. of WA*	16.30	16.30	0.29	NM	2.43	0.33	NM	2.02	62.97	1.71	NM	72.52	11.82	72.52	36.15	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	17.27	16.98	0.41	2.38	3.16	0.35	2.04	1.40	63.20	1.21	31.63	75.87	13.10	77.42	36.90	0.16	1.03	32.65
FSBI	Fidelity Bancorp, Inc. of PA(8)*	6.88	6.51	0.16	2.03	1.57	0.14	1.79	3.99	16.16	1.25	NM	144.68	9.96	153.52	NM	0.08	0.37	23.53
FCAP	First Capital, Inc. of IN*	11.43	10.37	0.92	8.05	7.30	0.79	6.84	1.93	50.67	1.58	13.71	108.22	12.37	120.73	16.12	0.76	3.77	51.70
FCLF	First Clover Leaf Fin Cp of IL*	14.54	12.59	0.30	2.15	3.51	0.15	1.08	3.78	28.85	1.47	28.45	61.31	8.91	72.45	NM	0.24	3.83	NM
FBNK	First Connecticut Bncorp of CT*	14.70	14.70	0.08	0.54	0.60	0.05	0.34	2.30	46.25	1.25	NM	93.24	13.71	93.24	NM	0.12	0.90	NM
FDEF	First Defiance Fin. Corp of OH*	12.04	9.09	0.67	5.14	8.40	0.38	2.91	2.36	54.09	1.74	11.91	66.58	8.01	91.07	21.02	0.20	1.17	13.99
FFNM	First Fed of N. Michigan of MI*	11.51	11.43	0.30	2.69	4.69	0.17	1.52	3.73	21.82	1.23	21.30	56.39	6.49	56.84	37.69	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-9.62	-2.98	-26.00	9.55	32.57	4.89	NM	261.45	31.50	261.45	NM	0.20	2.14	NM
FFNW	First Fin NW, Inc of Renton WA*	18.43	18.43	0.33	1.97	2.51	0.30	1.76	10.77	13.43	2.17	39.84	77.32	14.25	77.32	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	13.48	13.48	-0.65	-3.62	-5.03	-0.64	-3.56	3.76	27.28	1.36	NM	86.56	11.67	86.56	NM	0.48	4.31	NM
FSFG	First Savings Fin. Grp. of IN*	10.89	9.67	0.68	5.01	8.32	0.66	4.82	2.40	34.71	1.32	12.03	70.16	7.64	80.03	12.50	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.72	9.37	0.78	8.11	7.43	0.80	8.26	2.89	24.09	0.95	13.45	106.09	10.31	110.45	13.21	0.52	3.51	47.27
FXCB	Fox Chase Bancorp, Inc. of PA*	18.05	18.05	0.39	2.07	2.08	0.37	2.00	3.28	33.83	1.68	NM	105.11	18.97	105.11	NM	0.16	1.04	50.00
FRNK	Franklin Financial Corp. of VA*	23.45	23.45	0.44	1.89	2.15	0.78	3.34	4.01	24.93	2.28	NM	88.59	20.77	88.59	26.29	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	13.58	13.58	0.33	NM	3.29	0.33	NM	1.14	63.65	1.01	30.41	75.00	10.18	75.00	30.41	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.91	8.91	1.03	11.52	6.50	1.05	11.76	NA	NA	1.86	15.40	170.11	15.16	170.11	15.07	0.70	3.27	50.36
HFFC	HF Financial Corp. of SD*	8.12	7.78	0.43	5.39	5.75	0.24	3.03	1.60	55.55	1.51	17.40	92.57	7.51	96.95	30.98	0.45	3.54	61.64
HMNF	HMN Financial, Inc. of MN*	5.14	5.14	-1.10	-13.47	NM	-1.26	-15.47	6.72	45.57	3.95	NM	43.52	2.24	43.52	NM	0.00	0.00	NM
HBK	Hamilton Bancorp, Inc. of MD*	19.25	18.41	-0.09	NM	-0.71	-0.17	NM	2.41	27.72	1.26	NM	62.33	12.00	65.18	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.15	14.15	0.51	3.34	3.71	0.44	2.89	2.23	37.42	1.25	26.96	92.47	13.08	92.47	31.25	0.16	1.16	31.37
HARL	Harleysville Svgs Fin Cp of PA*	7.16	7.16	0.59	8.62	7.93	0.59	8.62	1.47	32.05	0.77	12.61	106.46	7.62	106.46	12.61	0.80	4.81	60.61
HBOS	Heritage Fin Group, Inc of GA*	11.59	11.21	0.51	4.39	5.25	0.51	4.39	1.41	54.06	1.33	19.06	83.98	9.74	87.24	19.06	0.16	1.27	24.24
HIFS	Hingham Inst. for Sav. of MA*	7.57	7.57	1.15	15.53	9.31	1.15	15.53	0.96	70.18	0.88	10.75	156.98	11.89	156.98	10.75	1.04	1.60	17.25
HBCP	Home Bancorp Inc. Lafayette LA*	14.07	13.86	0.74	5.04	5.23	0.76	5.15	1.85	29.04	0.78	19.13	94.06	13.23	95.71	18.72	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 9, 2012

	Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
HFBL	Home Federal Bancorp Inc of LA*	16.84	16.84	1.10	5.53	5.77	0.41	2.06	NA	NA	0.94	17.33	98.44	16.58	98.44	NM	0.24	1.36	23.53
HMST	HomeStreet, Inc. of WA*	8.83	8.81	2.55	47.04	18.72	1.17	21.64	8.43	13.17	1.61	5.34	147.95	13.06	148.25	11.61	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-5.96	-0.76	NM	5.87	34.79	2.83	NM	75.73	15.43	75.73	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	10.05	10.02	0.46	4.10	7.85	0.24	2.18	2.26	45.67	1.92	12.73	59.27	5.96	59.49	23.97	0.08	0.98	12.50
HCBK	Hudson City Bancorp, Inc of NJ(8)*	10.70	10.39	-0.28	-2.78	-3.11	0.75	7.46	2.76	23.89	1.02	NM	90.94	9.73	94.03	11.99	0.32	3.99	NM
IROQ	IF Bancorp, Inc. of IL*	16.95	16.95	0.28	1.84	2.12	0.18	1.14	1.36	50.94	1.35	NM	75.79	12.84	75.79	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	8.93	8.57	0.77	8.60	4.50	0.74	8.26	1.44	77.64	1.38	22.20	181.77	16.23	190.07	23.13	0.20	1.20	26.67
JXSB	Jacksonville Bancorp Inc of IL*	13.66	12.91	1.10	8.27	10.26	0.85	6.45	1.44	72.79	NA	9.75	76.63	10.47	81.75	12.50	0.30	1.74	16.95
JFBI	Jefferson Bancshares Inc of TN*	10.07	9.80	-0.74	-7.43	-21.05	-0.75	-7.55	5.26	21.28	1.78	NM	35.89	3.61	36.96	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.41	21.29	0.75	2.88	2.62	0.75	2.88	1.99	19.77	0.48	38.14	109.96	29.04	145.91	38.14	0.40	4.77	NM
KFFG	Kaiser Federal Fin Group of CA*	16.69	16.33	0.79	4.58	5.69	0.79	4.58	2.98	27.29	0.97	17.57	82.20	13.72	84.37	17.57	0.32	2.22	39.02
KRNY	Kearny Fin Cp MHC of NJ (24.0)	16.73	13.53	0.18	1.09	0.89	0.16	0.96	1.36	25.33	0.79	NM	122.86	20.56	157.87	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.18	10.18	0.26	2.63	3.10	-0.02	-0.21	5.21	27.55	1.78	32.21	83.10	8.46	83.10	NM	0.00	0.00	0.00
LPSB	LaPorte Bancorp Inc. of IN*	16.09	14.32	0.75	4.93	7.09	0.71	4.60	1.70	52.57	1.38	14.10	66.15	10.64	74.33	15.09	0.12	1.40	19.67
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.35	13.35	0.74	5.73	5.87	0.82	6.38	0.60	44.74	0.49	17.05	94.03	12.55	94.03	15.29	0.16	1.54	26.23
LABC	Louisiana Bancorp, Inc. of LA*	17.22	17.22	0.70	3.87	4.43	0.55	3.03	0.55	102.07	0.84	22.58	90.18	15.53	90.18	28.81	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.14	1.24	1.66	0.14	1.24	7.21	12.23	1.26	NM	74.44	8.76	74.44	NM	0.00	0.00	0.00
MCBK	Madison County Financial of NE*	22.60	22.07	1.36	NM	7.66	1.22	NM	NA	NA	2.30	13.06	78.80	17.81	80.69	14.65	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.48	8.48	0.03	0.39	0.65	-0.08	-0.91	9.22	8.35	1.00	NM	60.31	5.12	60.31	NM	0.00	0.00	0.00
MLVF	Malvern Bancorp, Inc. of PA*	14.10	14.10	0.12	1.28	1.21	0.07	0.69	3.53	34.56	1.69	NM	72.25	10.19	72.25	NM	0.11	1.03	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.80	8.80	0.50	5.75	5.61	0.30	3.49	0.22	219.07	0.91	17.84	101.02	8.89	101.02	29.41	0.24	2.21	39.34
EBSB	Meridian Fn Serv MHC MA (40.6)	10.89	10.31	0.62	5.53	3.40	0.25	2.21	2.42	31.96	1.04	29.38	157.81	17.19	167.81	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.92	6.79	1.29	20.19	19.13	0.69	10.78	0.80	36.29	1.31	5.23	87.34	6.04	89.09	9.80	0.52	2.17	11.33
NASB	NASB Fin, Inc. of Grandview MO*	13.21	13.03	1.41	11.22	10.24	-0.73	-5.84	8.64	33.00	3.74	9.76	104.34	13.78	105.95	NM	0.90	4.21	41.10
NECB	NE Comm Bncrp MHC of NY (42.5)	23.62	23.32	0.27	1.18	1.93	0.27	1.18	4.99	17.08	1.10	NM	61.04	14.42	62.06	NM	0.12	2.32	NM
NHTB	NH Thrift Bancshares of NH*	7.90	5.40	0.63	6.39	9.04	0.30	3.06	1.35	59.15	1.13	11.06	83.19	6.57	125.07	23.13	0.52	4.09	45.22
NVSL	Naugatuck Valley Fin Crp of CT*	14.46	14.46	-0.07	-0.51	-0.85	-0.27	-1.88	5.18	29.07	1.85	NM	61.11	8.83	61.11	NM	0.12	1.70	NM
NFSB	Newport Bancorp, Inc. of RI*	11.26	11.26	0.29	2.62	2.33	0.29	2.62	1.47	53.64	1.00	NM	110.56	12.45	110.56	NM	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)(8)	16.01	15.40	0.72	4.33	2.80	0.82	4.94	2.53	43.31	2.52	35.67	156.37	25.04	163.72	31.21	0.00	0.00	0.00
NWBI	Northwest Bancshares Inc of PA*	14.55	12.66	0.79	5.41	5.71	0.79	5.41	2.47	35.26	1.24	17.51	95.23	13.85	111.79	17.51	0.48	4.22	73.85
OBAF	OBA Financial Serv. Inc of MD*	19.31	19.31	0.07	0.34	0.38	0.07	0.34	2.48	31.24	1.02	NM	89.81	17.34	89.81	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.29	9.82	0.55	5.14	5.90	0.62	5.87	0.68	52.75	0.52	16.95	86.08	8.86	90.63	14.83	0.24	1.84	31.17
OCFC	OceanFirst Fin. Corp of NJ*	9.56	9.56	0.95	9.96	8.96	0.84	8.80	2.63	29.34	1.12	11.16	110.30	10.55	110.30	12.63	0.48	3.58	40.00
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.97	21.97	1.08	4.96	3.81	1.04	4.80	0.84	27.15	0.34	26.27	128.10	28.15	128.10	27.13	0.40	2.42	63.49
OABC	OmniAmerican Bancorp Inc of TX*	15.02	15.02	0.33	2.22	1.77	0.21	1.42	2.17	24.54	0.95	NM	124.86	18.75	124.86	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.36	10.07	0.98	7.38	8.32	0.87	6.60	0.67	54.92	0.85	12.02	87.87	11.74	120.99	13.45	0.48	4.25	51.06
ORIT	Oritani Financial Corp of NJ*	18.91	18.91	1.20	5.86	4.81	1.22	5.94	0.97	119.16	1.54	20.77	128.67	24.33	128.67	20.48	0.60	4.13	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.64	9.21	0.23	2.23	3.56	0.66	6.56	2.99	21.56	1.15	28.13	61.06	6.50	71.66	9.57	0.16	3.56	NM
PVFC	PVF Capital Corp. of Solon OH*	8.94	8.94	-0.16	-1.85	-2.13	-1.24	-14.02	5.26	38.59	2.75	NM	86.08	7.69	86.08	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (39.5)	5.64	4.87	0.45	5.38	7.40	0.36	4.33	1.13	78.85	1.35	13.51	101.56	5.73	118.59	16.77	0.12	1.15	15.58
PEOP	Peoples Fed Bancshrs Inc of MA*	19.92	19.92	0.46	2.23	2.32	0.45	2.17	0.95	70.42	0.85	NM	98.91	19.70	98.91	NM	0.12	0.73	31.58
PBCT	Peoples United Financial of CT*	18.28	11.46	0.80	4.21	5.43	0.86	4.47	2.22	28.89	0.87	18.41	78.33	14.32	135.36	17.31	0.64	5.52	NM
PBSX	Poage Bankshares, Inc. of KY*	19.12	19.12	0.64	3.76	4.76	0.51	3.01	0.64	78.05	0.87	21.00	69.57	13.30	69.57	26.25	0.16	1.27	26.67
PROV	Provident Fin. Holdings of CA*	11.14	11.14	0.65	6.02	5.32	-0.81	-7.44	3.92	43.47	2.05	18.80	112.16	12.49	112.16	NM	0.20	1.33	25.00
PBNY	Provident NY Bncrp, Inc. of NY*	14.12	9.38	0.55	3.95	4.49	0.35	2.53	2.02	43.35	1.49	22.28	86.30	12.19	137.07	34.76	0.24	2.76	61.54
PBIP	Prudential Bncp MHC PA (24.9)	11.73	11.73	0.36	3.13	2.79	0.42	3.65	2.96	20.62	1.24	35.83	109.32	12.83	109.32	30.71	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.85	6.57	0.55	5.97	7.39	0.20	2.15	4.70	27.97	1.55	13.53	106.65	7.30	111.45	37.65	0.38	4.39	59.38
RIVR	River Valley Bancorp of IN*	7.01	6.99	0.31	3.82	4.78	0.12	1.43	4.32	19.95	1.37	20.94	92.55	6.49	92.84	NM	0.84	4.03	NM
RVSB	Riverview Bancorp, Inc. of WA*	9.05	6.10	-3.98	-37.16	NM	-4.06	-37.90	8.42	30.56	3.39	NM	53.96	4.88	82.71	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	16.73	16.68	0.82	4.50	4.11	0.74	4.07	0.99	90.90	1.11	24.35	112.23	18.78	112.63	26.94	0.40	3.16	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.72	11.63	0.34	2.90	2.51	0.29	2.49	NA	NA	0.69	39.76	116.13	13.61	117.11	NM	0.00	0.00	0.00
SIFI	SI Financial Group, Inc. of CT*	13.36	13.05	0.27	1.95	2.28	0.13	0.94	1.75	33.79	0.85	NM	86.84	11.60	89.24	NM	0.12	1.10	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.16	12.16	0.38	3.10	4.07	-0.18	-1.45	3.29	24.53	0.95	24.55	76.05	9.25	76.05	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.85	8.82	0.17	1.43	4.69	0.08	0.67	11.12	24.17	3.48	21.33	40.61	3.59	40.76	NM	0.00	0.00	0.00
SFBC	Sound Financial Bcp, Inc of WA*	11.22	10.98	0.40	NM	5.46	0.57	NM	4.23	29.61	1.45	18.32	65.81	7.38	67.23	12.99	0.08	0.78	14.29
STND	Standard Financial Corp. of PA*	18.09	16.33	0.70	3.94	5.11	0.67	3.76	1.06	92.55	1.46	19.55	75.62	13.68	85.59	20.47	0.18	1.03	20.22
SIBC	State Investors Bancorp of LA*	19.39	19.39	0.39	2.35	2.63	0.62	3.69	2.49	26.29	0.91	37.97	78.50	15.22	78.50	24.16	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.69	11.13	0.73	6.46	7.97	0.61	5.43	2.80	32.11	1.19	12.55	78.68	9.19	83.15	14.91	0.20	0.90	11.30
TFSL	TFS Fin Corp MHC of OH (26.5)	15.70	15.63	0.17	1.04	0.72	0.17	1.04	NA	NA	1.03	NM	143.32	22.50	144.06	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.81	13.80	0.89	6.33	5.72	0.84	5.98	0.34	27.14	0.20	17.48	111.04	15.34	111.15	18.51	0.48	2.18	38.10
TSBK	Timberland Bancorp, Inc. of WA*	10.03	9.28	0.32	2.66	5.45	0.14	1.21	7.13	22.30	2.11	18.33	58.29	5.85	63.48	NM	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	7.91	7.89	0.84	10.86	7.12	0.84	10.86	1.25	86.79	1.88	14.05	143.16	11.33	143.55	14.05	0.26	4.87	68.42
UCBA	United Comm Bncp MHC IN (40.6)(8)	11.09	10.48	0.41	3.57	3.97	0.15	1.28	5.96	19.00	1.94	25.20	89.74	9.95	95.60	NM	0.00	0.00	0.00
UCFC	United Community Fin. of OH*	10.26	10.24	0.15	1.57	2.55	-0.23	-2.45	8.28	19.60	2.40	39.22	59.33	6.09	59.43	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.88	13.35	0.70	5.03	5.19	0.71	5.10	1.12	63.33	1.01	19.28	96.75	13.35	100.49	19.03	0.40	2.80	54.05
WSB	WSB Holdings, Inc. of Bowie MD(8)*	14.75	14.75	0.23	2.07	2.43	-0.02	-0.15	10.04	9.46	1.77	NM	83.60	12.33	83.60	NM	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 9, 2012

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WSFS WSFS Financial Corp. of DE*	8.34	7.59	0.57	6.12	6.45	0.24	2.59	1.51	73.52	1.70	15.51	106.17	8.85	117.54	36.63	0.48	1.13	17.52
WVFC WVS Financial Corp. of PA*	11.13	11.13	0.54	4.74	7.99	0.58	5.01	0.64	22.14	0.97	12.51	57.58	6.41	57.58	11.82	0.16	1.88	23.53
WAFD Washington Federal, Inc. of WA*	14.36	12.70	0.99	7.03	7.61	0.99	7.03	NA	NA	1.71	13.14	90.94	13.06	104.81	13.14	0.32	1.93	25.40
WSBF Waterstone Fin MHC of WI(26.2)	10.46	10.43	0.18	1.83	1.82	-2.10	-21.06	9.62	20.18	2.53	NM	97.69	10.22	98.04	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH*	9.82	9.40	0.39	3.99	5.79	0.36	3.69	2.64	33.29	1.50	17.26	68.23	6.70	71.65	18.67	0.28	3.06	52.83
WEBK Wellesley Bancorp, Inc. of MA*	13.46	13.46	0.31	2.85	2.57	0.30	2.78	NA	NA	1.42	38.95	83.65	11.26	83.65	39.97	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	16.04	16.04	0.50	2.88	3.63	0.40	2.31	1.46	41.37	1.38	27.52	82.30	13.20	82.30	34.40	0.24	3.49	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.87	22.87	0.50	2.27	3.32	0.25	1.12	4.28	52.85	2.57	30.08	67.57	15.45	67.57	NM	0.00	0.00	0.00



EXHIBIT IV-2
First Northwest Bancorp
Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	Quarter 2	12880.1	1362.2	2935.1	511.6	257.3
	Quarter 3	13437.1	1440.7	3116.2	557.6	276.7
	As of November 9, 2012	12815.4	1379.8	2904.9	541.4	272.5

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.


EXHIBIT IV-3
First Northwest Bancorp
Historical Thrift Stock Indices

Index Values

	Index Values				Price Appreciation (%)		
	Sep 28, 12	Aug 28, 12	Dec 30, 11	Sep 28, 11	1 Month	YTD	LTM
All Pub. Traded Thrifts	557.6	531.6	481.4	439.4	4.88	15.83	26.89
MHC Index	3,029.6	2,885.6	2,658.7	2,439.2	4.99	13.95	24.21
Stock Exchange Indexes							
NYSE Thrifts	109.5	101.5	89.1	83.3	7.82	22.93	31.49
OTC Thrifts	1,512.0	1,454.1	1,327.9	1,203.2	3.99	13.87	25.67
Geographic Indexes							
Mid-Atlantic Thrifts	2,317.7	2,195.8	1,977.7	1,796.8	5.55	17.20	28.99
Midwestern Thrifts	1,632.0	1,558.4	1,405.3	1,307.7	4.72	16.14	24.81
New England Thrifts	1,605.8	1,575.7	1,589.1	1,425.1	1.91	1.05	12.68
Southeastern Thrifts	271.9	249.1	183.5	170.0	9.14	48.14	59.91
Southwestern Thrifts	493.4	477.9	383.4	341.7	3.25	28.68	44.40
Western Thrifts	60.8	58.6	47.9	45.2	3.70	26.88	34.49
Asset Size Indexes							
Less than $250M	808.8	805.9	755.2	689.8	0.35	7.09	17.25
$250M to $500M	3,126.8	3,004.6	2,647.7	2,656.3	4.07	18.09	17.71
$500M to $1B	1,354.8	1,316.6	1,095.0	1,082.4	2.90	23.73	25.17
$1B to $5B	1,726.6	1,658.8	1,437.5	1,267.3	4.09	20.11	36.24
Over $5B	251.0	237.9	221.3	202.7	5.48	13.42	23.81
Pink Indexes							
Pink Thrifts	161.3	158.9	138.5	140.9	1.47	16.41	14.49
Less than $75M	455.7	485.1	372.4	411.4	-6.07	22.38	10.76
Over $75M	162.3	159.6	139.5	141.5	1.66	16.32	14.66
Comparative Indexes							
Dow Jones Industrials	13,437.1	13,103.0	12,217.6	11,010.9	2.55	9.98	22.03
S&P 500	1,440.7	1,409.3	1,257.6	1,151.1	2.23	14.56	25.16

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY



EXHIBIT IV-4
First Northwest Bancorp
Market Area Acquisition Activity

Exhibit IV-4
Washington Thrift Acquisitions 2007-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	LTM ROAA (%)	LTM ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
7/2/2007	2/1/2008	Washington Federal Inc.	WA	First Mutual Bancshares Inc.	WA	1,056,847	6.85	6.85	1.01	16.36	0.19	493.34	189.8	27.05	250.0	250.0	17.0	17.96	21.09
6/4/2006	11/30/2006	Sterling Financial Corp.	WA	FirstBank NW Corp.	WA	846,003	9.35	7.29	1.03	11.16	0.14	689.66	169.6	27.16	207.8	272.7	19.3	20.04	23.25
2/12/2006	7/5/2006	Sterling Financial Corp.	WA	Lynnwood Financial Group	WA	435,651	10.22	10.22	2.58	24.67	0.00	NA	63.8	NA	143.4	143.4	7.4	14.65	12.51
6/24/2004	10/15/2004	KeyCorp	OH	EverTrust Financial Group Inc.	WA	770,072	11.76	11.76	0.96	7.63	0.56	227.69	195.0	25.60	194.7	194.7	27.0	25.32	23.09
5/19/2003	8/31/2003	Washington Federal Inc.	WA	United S&L Bank	WA	311,446	13.43	13.43	1.10	8.36	0.50	131.91	65.0	1,595.09	155.4	155.4	19.4	20.87	10.98
				Averages:		684,004	10.32	9.91	1.33	13.63	0.28	385.65	136.6	NA	190.24	203.22	NA	NA	18.18
				Medians:		770,072	10.22	10.22	1.03	11.16	0.19	360.51	169.6	NA	194.69	194.69	NA	NA	21.09

Source: SNL Financial, LC.

Exhibit IV-5
First Northwest Bancorp
Director and Senior Management Summary Resumes

Directors

Richard G. Kott retired as president and owner of Atlas Trucking Inc. located in Port Angeles, Washington, in 2003, selling the company which he operated for 22 years. He began a phased retirement in 2001 when he and a partner sold Atlas Columbia Warehouse Inc., located in Tacoma, Washington, a company which they started in 1986. The two companies provided transportation, warehousing and nationwide distribution and export services for the pulp, paper and lumber industries. They employed about 50 people, operating profitably for the years he was an owner. Prior to this, Mr. Kott spent 24 years in the pulp and paper industry working in technical, engineering and operating positions. He served as resident manager for major integrated paper mills in Washington, Oregon and Louisiana owned by Fortune 500 companies. For a number of years he also successfully ran his own consulting business in the pulp and paper industry. Mr. Kott is a chemical engineer and former Fulbright Scholar. In retirement he continues serving as a director of Lumber Traders Inc. and its affiliated corporations. He also assists with local charities serving youth activities and education on the Olympic Peninsula.

Stephen E. Oliver is an attorney with over 30 years of experience in the areas of banking, real estate development, environmental and municipal law. Currently, he owns the legal consulting firm, S.E. Oliver, Inc., which he started in 2010. Prior to starting his consulting firm, Mr. Oliver was a stockholder in the Platt Irwin Law Firm beginning his affiliation in 1978, and serving as President from 1991 through 2009. Mr. Oliver is President of the Board of Directors of the Northwest Maritime Center, Port Townsend, Washington, and is a member of the Board of Directors of the Olympic Medical Center Foundation, Port Angeles, Washington.

David A. Blake is the Operations Manager and a partner at Blake Sand & Gravel, an aggregates and crushed rock producer located in Sequim, Washington. He also served as the Chief Executive Officer of Blake Tile and Stone, a retail masonry, tile and stone business from 1980 to 2009, and has been affiliated with both companies since 1969. Mr. Blake is a member of the Board of Directors of the Albert Haller Foundation and served on the Sequim School District Board of Directors for 31 years.

Lloyd J. Eisenman is retired after a 39-year career in accounting and finance. Prior to his retirement, he served as the Chief Financial Officer of First Federal from 1998 until 2005, and had been employed by First Federal since 1973. Mr. Eisenman began his career as a Certified Public Accountant, working in public accounting for seven years. His career has given him a wealth of expertise, particularly in the areas of risk management and financial reporting. Mr. Eisenman is a past President of the Kiwanis Club of Port Angeles and also served as a Lt. Governor of the Pacific Northwest District of Kiwanis International. He is currently a board member of the Olympic Peninsula Chapter of The American Red Cross. He is a past director of the Feiro Marine Life Center and is a member of the Chamber of Commerce of Port Angeles.

Cindy H. Finnie recently retired from Allstate Insurance Company after 38 years of leadership experience. Her range of responsibilities included property and casualty underwriting, sales management, business development, agency management, financial management and developing insurance agencies. Ms. Finnie was also responsible for introducing and developing the financial services market in her area. Ms. Finnie is the co-owner and President of Rainshadow Properties, Inc., a boutique hotel and property management company that she co-founded in 1995. Ms. Finnie is also a director and past president of the Centrum Foundation, Chair of the Washington State Arts Commission, Chair of the Fort Worden Public Development Authority, a director of the Jefferson County Community Foundation and a member of the City of Port Townsend Lodging Tax Advisory Committee.

David T. Flodstrom, P.E. is retired after a 36-year career in municipal management and industrial relations. During his career, he served as the City Engineer for Port Angeles for five years, the Port Angeles City Manager for ten years and worked in industrial relations and human resources for private industries for fifteen years. Mr. Flodstrom's career has provided him with expertise in management, human resources and governance. Mr. Flodstrom is the past president of Nor' Western Rotary Club, a member of the Olympic Medical Foundation board, Commissioner of the Peninsula Housing Authority, past board member of the Washington Business Association, and has spent over 30 years as a coach and umpire for youth baseball clubs.

Exhibit IV-5 (continued)
First Northwest Bancorp
Director and Senior Management Summary Resumes

Laurence J. Hueth joined First Federal as Asset/Liability Manager in December 2008, and was elected Executive Vice President, Chief Financial Officer in February 2009. Mr. Hueth assumed the additional responsibilities of Chief Risk Officer and Chief Operating Officer in 2011 and 2012, respectively. Mr. Hueth has over 25 years of progressively responsible experience in the finance and risk management areas within the banking industry. Prior to joining First Federal, Mr. Hueth was employed by PFF Bank & Trust located in Pomona, California for 15 years holding positions in finance, treasury and operational risk management, including serving as Vice President, Operational Risk Manager and Bank Treasurer from 2005 until November 2008.

Levon L. Mathews is our President and Chief Executive Officer, a position he has held since September 2009. He has 30 years' experience in banking, including having served as President of First Federal Bancshares from January 2009 until September 2009, Executive Vice President, Regions Morgan Keegan Private Banking from April 2006 to April 2008, President of Regions Bank of Memphis from 2001 until April 2006 and President of Union Planters of North Indiana from 1999 until 2001. Mr. Mathews' career has provided him with a wealth of experience in all areas of banking. He has served as a member of the Board of Directors of the St. Louis Federal Reserve, Memphis Region.

Jennifer Zaccardo is President and Managing Partner of Baker, Overby & Moore Inc., P.S., a public accounting firm with which she has been affiliated since 1983. She is a Certified Public Accountant with particular expertise in the timber industry and small business financial reporting and taxation, and is a member of the Washington Society of Certified Public Accountants and the American Institute of Certified Public Accountants. Ms. Zaccardo is a past president and treasurer of the Peninsula College Foundation Board of Governors

Executive Officers of First Federal Who Are Not Directors

Clifford A. Frydenberg, 61, is our Executive Vice President and Chief Credit Officer, a position he has held since February 2012. He was a loan consultant for James Grabicki and Associates, LLC, located in Bellingham, Washington, from 2008 until February 2012. Prior to that, he was retired for three years, following a 30-year career in banking, including 20 years in executive level positions.

Elaine T. Gentilo, 61, is our Executive Vice President and Chief People Officer, a position she has held since June 2010. Prior to that, she served as First Federal's Human Resource Director from 2005 until June 2010.

Gina E. Lowman, 47, is our Executive Vice President and Chief Banking Officer, a position she has held since 2010. Ms. Lowman has been employed by First Federal since 1998, serving in a variety of capacities, including as Director of Sales and Marketing from 2007 until 2010.

Joyce L. Ruiz, 52, is our Executive Vice President, Chief Administrative Officer and Corporate Secretary, positions she has held since December 2005. Prior to that, she served as the Supervisor of First Federal's Items Processing Department from March 2005 until December 2005.

Source: First Northwest Bancorp's Preliminary Prospectus.

Exhibit IV-6
First Northwest Bancorp
Pro Forma Regulatory Capital Ratios

First Federal Capital Requirements

	September 30, 2012		Pro Forma at September 30, 2012: 5,950,000 Shares Sold at $10.00 per Share (Minimum of Range)		7,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		8,050,000 Shares Sold at $10.00 per Share (Maximum of Range)		9,257,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets[(1)]	Amount	Percent of Assets[(1)]	Amount	Percent of Assets[(1)]	Amount	Percent of Assets[(1)]	Amount	Percent of Assets[(1)]
	(Dollars in thousands)									
Equity capital under generally accepted accounting principles ("GAAP")	$78,454	10.04%	$101,688	12.55%	$105,983	13.00%	$110,277	13.44%	$115,217	13.94%
Tier I leverage	$75,280	9.67%	$ 98,514	12.21%	$102,809	12.66%	$107,103	13.10%	$112,043	13.61%
Requirement	31,144	4.00	32,278	4.00	32,486	4.00	32,694	4.00	32,933	4.00
Excess	$44,136	5.67%	$ 66,236	8.21%	$ 70,323	8.66%	$ 74,409	9.10%	$ 79,110	9.61%
Tier I risk-based	$75,280	20.31%	$ 98,514	26.18%	$102,809	27.25%	$107,103	28.31%	$112,043	29.52%
Requirement	14,823	4.00	15,050	4.00	15,092	4.00	15,133	4.00	15,181	4.00
Excess	$60,457	16.31%	$ 83,464	22.18%	$ 87,717	23.25%	$ 91,970	24.31%	$ 96,862	25.52%
Total risk-based	$79,959	21.58%	$103,193	27.43%	$107,488	28.49%	$111,782	29.55%	$116,722	30.75%
Risk-based requirement	29,646	8.00	30,100	8.00	30,183	8.00	30,266	8.00	30,362	8.00
Excess	$50,313	13.58%	$ 73,093	19.43%	$ 77,305	20.49%	$ 81,516	21.55%	$ 86,360	22.75%
Reconciliation of capital infused into First Federal:										
Net proceeds infused			$ 28,743		$ 33,945		$ 39,147		$ 45,129	
Less:										
Common stock acquired by employee stock ownership plan			(5,109)		(6,016)		(6,923)		(7,966)	
Cash contribution to First Federal Community Foundation			(400)		(400)		(400)		(400)	
Pro forma increase in GAAP and regulatory capital			$23,234		$27,529		$31,824		$36,763	

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: First Northwest Bancorp's Preliminary Prospectus

Exhibit IV-6 (continued)
First Northwest Bancorp
Pro Forma Regulatory Capital Ratios

First Northwest Bancorp Capital Requirements

	September 30, 2012		Pro Forma at September 30, 2012: 5,950,000 shares Sold at $10.00 per Share (Minimum of Range)		7,000,000 Shares Sold at $10.00 per Share (Midpoint of Range)		8,050,000 Shares Sold at $10.00 per Share (Maximum of Range)		9,257,500 Shares Sold at $10.00 per Share (Maximum of Range, as Adjusted)	
	Amount	Percent of Assets[1]	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)									
Equity capital under generally accepted accounting principles ("GAAP")	$78,454	10.04%	$129,494	15.55%	$138,823	16.48%	$148,152	17.40%	$158,881	18.43%
Tier I leverage	$75,280	9.67%	$126,320	15.23%	$135,649	16.17%	$144,978	17.09%	$155,707	18.13%
Requirement	31,144	4.00	33,186	4.00	33,559	4.00	33,932	4.00	34,361	4.00
Excess	$44,136	5.67%	$ 93,134	11.23%	$102,090	12.17%	$111,046	13.09%	$121,346	14.13%
Tier I risk-based	$75,280	20.31%	$126,320	33.17%	$135,649	35.45%	$144,978	37.70%	$155,707	40.27%
Requirement	14,823	4.00	15,231	4.00	15,306	4.00	15,381	4.00	15,467	4.00
Excess	$60,457	16.31%	$111,089	29.17%	$120,343	31.45%	$129,597	33.70%	$140,240	36.27%
Total risk-based	$79,959	21.58%	$130,999	34.40%	$140,328	36.67%	$149,657	38.92%	$160,386	41.48%
Risk-based requirement	29,646	8.00	30,463	8.00	30,612	8.00	30,761	8.00	30,933	8.00
Excess	$50,313	13.58%	$100,536	26.40%	$109,716	28.67%	$118,896	30.92%	$129,453	33.48%

(1) Adjusted total or adjusted risk-weighted assets, as appropriate.

Source: First Northwest Bancorp's Preliminary Prospectus.



EXHIBIT IV-7
First Northwest Bancorp
Pro Forma Analysis Sheet

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
First Northwest Bancorp
Prices as of November 9, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	(37.48) x	19.94x	17.87x	19.14x	17.70x
Price-core earnings multiple	=	P/CE	(30.92) x	20.45x	18.67x	21.87x	18.72x
Price-book ratio	=	P/B	54.17%	76.35%	72.86%	87.86%	83.98%
Price-tangible book ratio	=	P/TB	54.18%	81.05%	76.43%	94.21%	87.24%
Price-assets ratio	=	P/A	8.93%	8.81%	7.58%	11.05%	10.92%

Valuation Parameters

				Nominal	Adjusted	
Pre-Conversion Earnings (Y)	($1,105,000) (12 Mths 09/12)		ESOP Stock (% of Offering) (E)	8.00%	8.59%	
Pre-Conversion Core Earnings (YC)	($1,530,700) (12 Mths 09/12)		Cost of ESOP Borrowings (S)		0.00%	
Pre-Conversion Book Value (B)	$78,454,000		ESOP Amortization (T)		20.00	Years
Pre-Conv. Tang. Book Value (B)	$78,440,000		RRP (% of Offering) (M)	4.00%	4.30%	
Pre-Conversion Assets (A)	$781,778,000		RRP Vesting (N)		5.00	Years
Reinvestment Rate (5 Yr. T-Note, 9/30/2012)(R)	0.62%		Fixed Expenses		$1,480,000	
Tax rate (TAX)	34.00%		Marketing Firm Commission Rate		1.00%	
After Tax Reinvest. Rate (R)	0.41%		Percentage Sold (PCT)		100.00%	
Est. Conversion Expenses (1)(X)	3.02% (1)		MHC net assets		$0	
Insider Purchases	$913,000		Options as (% of Offering) (O1)	10.00%	10.74%	
Price/Share	$10.00		Estimated Option Value (O2)		39.60%	
Foundation Cash Contribution (FC)	$ 400,000		Option Vesting Period (O3)		5.00	Years
Foundation Stock Contribution (FS)	$ 5,200,000		% of Options taxable (O4)		25.00%	
Foundation Tax Benefit (FT)	$ 1,904,000					

Calculation of Pro Forma Value After Conversion

1. $V = \dfrac{P/E * (Y - FC * R)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $75,200,000

2. $V = \dfrac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $75,200,000

3. $V = \dfrac{P/B * (B-FC+FT)}{1 - P/B * PCT * (1-X-E-M)}$ V= $75,200,000

4. $V = \dfrac{P/TB * (B-FC+FT)}{1 - P/TB * PCT * (1-X-E-M)}$ V= $75,200,000

5. $V = \dfrac{P/A * (A-FC+FT)}{1 - P/A * PCT * (1-X-E-M)}$ V= $75,200,000

Shares

Conclusion	Per Share Offer Price	MHC Shares	Offering Shares	Fully Converted Shares	Plus: Foundation Shares	Total Market Capitalization Shares
Supermaximum	$ 10.00	0	9,257,500	9,257,500	700,600	9,958,100
Maximum	$ 10.00	0	8,050,000	8,050,000	604,000	8,654,000
Midpoint	$ 10.00	0	7,000,000	7,000,000	520,000	7,520,000
Minimum	$ 10.00	0	5,950,000	5,950,000	436,000	6,386,000

Market Value

Conclusion	MHC Shares Value	Offering Value	Full Conversion $ Value	Foundation $ Value	Total Market Capitalization $ Value
Supermaximum	$0	$92,575,000	$92,575,000	$7,006,000	$99,581,000
Maximum	$0	$80,500,000	$80,500,000	6,040,000	$86,540,000
Midpoint	$0	$70,000,000	$70,000,000	5,200,000	$75,200,000
Minimum	$0	$59,500,000	$59,500,000	4,360,000	$63,860,000

(1) Estimated offering expenses at midpoint of the offering.



EXHIBIT IV-8
First Northwest Bancorp
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio		
Fully Converted Value	$	63,860,000
Offering proceeds	$	59,500,000
Less: Estimated Offering Expenses	$	2,014,782
Net Offering Proceeds	$	57,485,218

2. Estimated Additional Income from Conversion Proceeds		
Net Offering Proceeds	$	57,485,218
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(5,108,800)
Less: RRP Stock Purchases (2)	$	(2,554,400)
Net Cash Proceeds	$	49,422,018
Estimated after-tax net incremental rate of return		0.41%
Earnings Increase	$	202,235
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(168,590)
Less: RRP Vesting (3)	$	(337,181)
Less: Option Plan Vesting (4)	$	(462,781)
Net Earnings Increase	$	(766,317)

3. Pro Forma Earnings		Before Offering		Net Earnings Increase		After Offering
12 Months ended September 30, 2012 (reported)	$	(1,105,000)	$	(766,317)	$	(1,871,317)
12 Months ended September 30, 2012 (core)	$	(1,530,700)	$	(766,317)	$	(2,297,017)

4. Pro Forma Net Worth		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
September 30, 2012	$	78,454,000	$	49,422,018	$	1,618,400	$	129,494,418
September 30, 2012 (Tangible)	$	78,440,000	$	49,422,018	$	1,618,400	$	129,480,418

5. Pro Forma Assets		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
September 30, 2012	$	781,778,000	$	49,422,018	$	1,618,400	$	832,818,418

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$	75,200,000
Offering proceeds	$	70,000,000
Less: Estimated Offering Expenses	$	2,110,710
Net Offering Proceeds	$	67,889,290

2. Estimated Additional Income from Conversion Proceeds

Net Offering Proceeds	$	67,889,290
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(6,016,000)
Less: RRP Stock Purchases (2)	$	(3,008,000)
Net Cash Proceeds	$	58,465,290
Estimated after-tax net incremental rate of return		0.41%
Earnings Increase	$	239,240
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(198,528)
Less: RRP Vesting (3)	$	(397,056)
Less: Option Plan Vesting (4)	$	(544,959)
Net Earnings Increase	$	(901,303)

3. Pro Forma Earnings		Before Offering		Net Earnings Increase		After Offering
12 Months ended September 30, 2012 (reported)	$	(1,105,000)	$	(901,303)	$	(2,006,303)
12 Months ended September 30, 2012 (core)	$	(1,530,700)	$	(901,303)	$	(2,432,003)

4. Pro Forma Net Worth		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
September 30, 2012	$	78,454,000	$	58,465,290	$	1,904,000	$	138,823,290
September 30, 2012 (Tangible)	$	78,440,000	$	58,465,290	$	1,904,000	$	138,809,290

5. Pro Forma Assets		Before Offering		Net Cash Proceeds		Tax Benefit and Other		After Offering
September 30, 2012	$	781,778,000	$	58,465,290	$	1,904,000	$	842,147,290

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Maximum of the Range

1.	Fully Converted Value and Exchange Ratio		
	Fully Converted Value	$	86,540,000
	Offering proceeds	$	80,500,000
	Less: Estimated Offering Expenses	$	2,206,638
	Net Offering Proceeds	$	78,293,362
2.	Estimated Additional Income from Conversion Proceeds		
	Net Offering Proceeds	$	78,293,362
	Less: Cash Contribution to Foundation	$	(400,000)
	Less: ESOP Stock Purchases (1)	$	(6,923,200)
	Less: RRP Stock Purchases (2)	$	(3,461,600)
	Net Cash Proceeds	$	67,508,562
	Estimated after-tax net incremental rate of return		0.41%
	Earnings Increase	$	276,245
	Less: Consolidated interest cost of ESOP borrowings	$	-
	Less: Amortization of ESOP borrowings(3)	$	(228,466)
	Less: RRP Vesting (3)	$	(456,931)
	Less: Option Plan Vesting (4)	$	(627,138)
	Net Earnings Increase	$	(1,036,290)

3. Pro Forma Earnings		Before Offering	Net Earnings Increase		After Offering
12 Months ended September 30, 2012 (reported)	$	(1,105,000)	$(1,036,290)	$	(2,141,290)
12 Months ended September 30, 2012 (core)	$	(1,530,700)	$(1,036,290)	$	(2,566,990)

4. Pro Forma Net Worth		Before Offering		Net Cash Proceeds	Tax Benefit and Other		After Offering
September 30, 2012	$	78,454,000	$	67,508,562	$ 2,189,600	$	148,152,162
September 30, 2012 (Tangible)	$	78,440,000	$	67,508,562	$ 2,189,600	$	148,138,162

5. Pro Forma Assets		Before Offering		Net Cash Proceeds	Tax Benefit and Other		After Offering
September 30, 2012	$	781,778,000	$	67,508,562	$ 2,189,600	$	851,476,162

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8 (continued)
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Pro Forma Effect of Conversion Proceeds
First Northwest Bancorp
At the Supermaximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$	99,581,000
Offering proceeds	$	92,575,000
Less: Estimated Offering Expenses	$	2,316,955
Net Offering Proceeds	$	90,258,045

2. Estimated Additional Income from Conversion Proceeds

Net Offering Proceeds	$	90,258,045
Less: Cash Contribution to Foundation	$	(400,000)
Less: ESOP Stock Purchases (1)	$	(7,966,480)
Less: RRP Stock Purchases (2)	$	(3,983,240)
Net Cash Proceeds	$	77,908,325
Estimated after-tax net incremental rate of return		0.41%
Earnings Increase	$	318,801
Less: Consolidated interest cost of ESOP borrowings	$	-
Less: Amortization of ESOP borrowings(3)	$	(262,894)
Less: RRP Vesting (3)	$	(525,788)
Less: Option Plan Vesting (4)	$	(721,644)
Net Earnings Increase	$	(1,191,524)

3. Pro Forma Earnings		Before Offering	Net Earnings Increase		After Offering
12 Months ended September 30, 2012 (reported)	$	(1,105,000)	$(1,191,524)	$	(2,296,524)
12 Months ended September 30, 2012 (core)	$	(1,530,700)	$(1,191,524)	$	(2,722,224)

4. Pro Forma Net Worth		Before Offering		Net Cash Proceeds	Tax Benefit and Other		After Offering
September 30, 2012	$	78,454,000	$	77,908,325	$ 2,518,040	$	158,880,365
September 30, 2012 (Tangible)	$	78,440,000	$	77,908,325	$ 2,518,040	$	158,866,365

5. Pro Forma Assets		Before Offering		Net Cash Proceeds	Tax Benefit and Other		After Offering
September 30, 2012	$	781,778,000	$	77,908,325	$ 2,518,040	$	862,204,365

(1) Includes ESOP purchases of 8% of the shares issued plus foundation shares.
(2) Includes RRP purchases of 4% of the issued plus foundation shares.
(3) ESOP amortized over 20 years, RRP amortized over 5 years, tax effected at: 34.00%
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9
First Northwest Bancorp
Peer Group Core Earnings Analysis

Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended June 30, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
EBMT	Eagle Bancorp Montana of MT	$2,178	($2,185)	$743	$0	$736	3,879	$0.19
FCAP	First Capital, Inc. of IN	4,102	(945)	$321	$0	3,478	2,785	1.25
FCLF	First Clover Leaf Fin Cp of IL	1,688	(1,242)	$422	$0	868	7,660	0.11
FFNW	First Fin NW, Inc of Renton WA	3,543	(648)	$220	$0	3,115	18,805	0.17
FSFG	First Savings Fin Grp of IN	3,739	(224)	$76	$0	3,591	2,360	1.52
HFFC	HF Financial Corp of SD	5,165	(3,444)	$1,171	$0	2,892	7,042	0.41
HFBC	HopFed Bancorp, Inc. of KY	4,810	(3,423)	$1,164	$0	2,551	7,503	0.34
RIVR	River Valley Bancorp of IN	1,270	(1,215)	$413	$0	468	1,525	0.31
TSBK	Timberland Bancorp, Inc. of WA	2,297	(1,876)	$638	$0	1,059	7,045	0.15
WAYN	Wayne Savings Bancshares of OH	1,595	(179)	$61	$0	1,477	3,004	0.49

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.



EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®") provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

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RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

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RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

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RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

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RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Marcus Faust, Senior Vice President (23)	(703) 647-6553	mfaust@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

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